FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statement on Form F-4 filed by Banco Santander, S.A. with the Securities and Exchange Commission (File No. 333-160492) and the English language offering memoranda relating to any offering by Banco Santander that is ongoing on the date hereof.

Banco Santander, S.A.

Item

1 Financial Report for First Half of 2009

2 Key Figures for First Half of 2009

Item 1

All amounts at and for the period ended June 30, 2008 included in the First Half Report have been adjusted to reflect the global consolidation of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações as from January 1, 2008, except as otherwise noted and in the consolidated financial statements included in the Appendix to the Report.

January — June 2009
2     Financial Report

January — June 2009
Key consolidated data
Preliminary note:
•
NOTE: The financial information for the first half of 2009 and 2008 (attached in appendix) comes from the consolidated summarised financial statements at these dates, drawn up in accordance with the International Accounting Standards (IAS) 34, Interim Financial Information. The accounting policies and methods used are those established by the International Financial Reporting Standards adopted by the European Union (IFRS-EU), Circular 4/2004 of the Bank of Spain and the International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB). In line with the IFRS, the businesses sold in Venezuela were eliminated from various lines of the income statement and incorporated on a net basis into operations discontinued.

•
In order to provide like-for-like comparisons for the two periods, a proforma statement (not audited) for 2008 was drawn up in which Banco Real is consolidated by global integration for the whole period. Capital gains and extraordinary allowances are shown separately as “net of capital gains and extraordinary allowances”.

Key consolidated data	H1 ’09	H1 ’08	Amount	(%)	2008

Balance sheet (Million euros)
Total assets	1,148,460	968,557	179,903	18.6	1,049,632
Net customer loans	694,068	598,920	95,148	15.9	626,888
Customer funds under management	884,425	809,412	75,012	9.3	826,567
Shareholders’ equity	68,596	55,544	13,052	23.5	63,768
Total managed funds	1,271,746	1,116,291	155,454	13.9	1,168,355

Income statement (Million euros)
Net interest income	12,656	10,192	2,464	24.2	20,945
Gross income	19,368	16,937	2,430	14.3	33,489
Net operating income	11,314	9,502	1,812	19.1	18,540
Profit from continuing operations	4,670	4,886	(215)	(4.4)	9,030
Attributable profit to the Group	4,519	4,730	(211)	(4.5)	8,876

EPS, profitability and efficiency (%)
EPS (euro) (1)	0.5318	0.6620	(0.1301)	(19.7)	1.2207
Diluted EPS (euro) (1)	0.5291	0.6588	(0.1298)	(19.7)	1.2133
ROE	14.15	18.60			17.07
ROA	0.86	1.07			0.96
RoRWA	1.77	1.95			1.86
Efficiency ratio (with amortisations)	41.6	43.9			44.6

BIS II ratios and NPL ratios (%)
Core capital	7.5	6.3			7.5
Tier I	9.4	7.9			9.1
BIS ratio	13.8	11.4			13.3
NPL ratio	2.82	1.43			2.04
NPL coverage	72.30	119.50			90.64

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,156	6,254	1,901	30.4	7,994
Share price (euros)	8.560	10.881	(2.321)	(21.3)	6.75
Market capitalisation (million euros)	69,812	72,988	(3,176)	(4.4)	53,960
Book value (euro) (1)	7.99	7.73			7.58
Price / Book value (X) (1)	1.07	1.41			0.89
P/E ratio (X)	8.05	8.22			5.53

Other data
Number of shareholders	3,061,966	2,255,266	806,700	35.8	3,034,816
Number of employees	177,781	163,735	14,046	8.6	170,961
Continental Europe	51,013	48,167	2,846	5.9	48,467
o/w: Spain	33,744	34,678	(934)	(2.7)	34,492
United Kingdom	23,347	16,489	6,858	41.6	24,379
Latin America	92,137	97,355	(5,218)	(5.4)	96,405
Sovereign	9,594	—	9,594	—	—
Corporate Activities	1,690	1,724	(34)	(2.0)	1,710
Number of branches	14,108	12,652	1,456	11.5	13,390
Continental Europe	5,978	5,983	(5)	(0.1)	5,998
o/w: Spain	4,918	5,020	(102)	(2.0)	5,022
United Kingdom	1,329	705	624	88.5	1,303
Latin America	6,050	5,964	86	1.4	6,089
Sovereign	751	—	751	—	—

(1).-	Data adjusted to the capital increase with preemptive rights at the end of 2008.

Note:
The financial information in this report has been approved by the Board of Directors at its meeting on July 20 2009, following a favourable report from the Audit and Compliance Committee on July 15 2009.

Financial Report     3

January — June 2009

GROSS INCOME
Million euros

+14.3%*

12,668
16,937
19,368
H1'07
H1'08
H1'09

(*).- Excluding exchange rate impact: +21.1%

NET OPERATING INCOME
Million euros

+19.1%*

6,849
9,502
11,314
H1'07
H1'08
H1'09

(*).- Excluding exchange rate impact: +26.5%

ATTRIBUTABLE PROFIT
Million euros

-4.5%*

3,876
4,730
4,519
H1'07**
H1'08
H1'09**

(*).- Excluding exchange rate impact: +0.9%
(**).- w/o capital gains and extraordinary allowances

EARNING PER SHARE (EPS)
Euros

-19.7%

0.5790
0.6620
0.5318
H1'07**
H1'08
H1'09**

(*).- H1'07 and H1'08, adjusted to the capital preferential subscription rights at the close of 2008
(**).- w/o capital gains and extraordinary allowances

EFFICIENCY RATIO
%

-2.3 p.p.

45.9
43.9
41.6
H1'07
H1'08
H1'09

CORE CAPITAL
%

+1.2 p.p.

6.3
6.3
7.5
H1'07*
H1'08
H1'09

(*).- BIS I

DISTRIBUTION OF ATTRIBUTABLE PROFIT BY GEOGRAPHIC SEGMENTS
H1'09

Other Latin America: 16%
Retail Spain: 27%
Continental Europe 50%
Brazil: 18%
Other Retail Europe: 11%
United Kingdom: 16%
Global businesses Europe: 12%

DISTRIBUTION OF ATTRIBUTABLE PROFIT BY BUSINESS SEGMENTS
H1'09

Asset Management and Insurance: 4%
Retail Spain: 27%
Global Wholesale Banking: 28%
Retail Banking: 68%
Other Retail Europe: 11%
Retail Latin America: 18%
Retail United Kingdom: 12%

4     Financial Report

January — June 2009
Highlights of the period
HIGHLIGHTS OF THE PERIOD
Income statement: (pages 7 to 10)
•	Attributable profit was EUR 2,423 million in the second quarter, 15.6% higher than in the first quarter. Earnings per share were EUR 0.2846 compared with EUR 0.2472 in the first quarter.

•
The profit for the first half was EUR 4,519 million, 4.5% lower than in the same period of 2008. Earnings per share were EUR 0.5318, 19.7% below 2008, due to the impact of the capital increases. The main year-on-year comparisons are:

•
The operating areas held up well against the environment: net interest income, excluding the exchange-rate impact and perimeter effects, increased 19.0%, net operating income 24.2% and attributable profit 12.0%.

•
Negative impact of exchange rates on the operating areas (-6/7 p.p. on growth) and lower contribution of Corporate Activities (from reduced revenues and the provisions for Metrovacesa in the first quarter).

•	The income statement lines reflect the Group’s focal points of management during the first half:
•	Net interest income continued to drive revenues: +24.2% more than in the first half of 2008.

•	Operating expenses only rose 0.3% (without perimeter and exchange-rate impact).

•	Net operating income rose 19.1%, a faster pace than in the first quarter and the efficiency ratio improved by 2.3 p.p. to 41.6%.

•	Provisions were much higher because of the deteriorated environment (+60.6% year-on-year, but only 7% more than the first quarter on a like-for-like basis).
Strong balance sheet: (pages 11 to 16)
•	Solid capital ratios, applying BIS II rules (core capital of 7.5% and BIS ratio of 13.8%).

•	Further rise in shareholders’ equity per share in the second quarter, continuing the trend of the last three years.

•
The Group’s non-performing loans ratio of 2.82% and coverage of 72% compare very well by international standards. Spain’s NPLs (2.72%) and the UK’s (1.54%) also compare very well with the situation and evolution in each market.

•	Generic on-balance sheet loan-loss provisions amounted to EUR 6,163 million.
The Santander share: (page 19)
•	The share price at the end of June was EUR 8.560 (+26.8% since the end of December, outperforming benchmark indices).

•
The Shareholders’ Meeting in June approved a new remuneration framework under which the Bank offers the option of receiving the amount equivalent to the second interim dividend in cash or in new shares of the Bank. The three remaining dividends will continue to be paid in cash.

•	As of August 1, the first interim dividend of EUR 0.1352 charged to 2009’s earnings will be paid, the same as in 2008.
Business areas: (greater detail on pages 20-47)
•
Continental Europe: gross income rose 18.4%, with net interest income the most dynamic component (+33.0%) and costs up 9.0%. The efficiency ratio improved, thanks to a rise of 24.3% in net operating income which absorbed the higher provisions. Attributable profit was EUR 2,657 million (+13.4% year-on-year).

•
United Kingdom: strong growth throughout the income statement, thanks to the good evolution of Abbey’s retail and wholesale businesses, and the positive perimeter impact of the incorporations of Alliance & Leicester and Bradford & Bingley. Attributable profit was 790 million (EUR 885 million), 62.8% higher and +33.1% on a like-for-like basis.

•
Latin America: comparisons in dollars and euros are very affected by exchange rates. Excluding this impact, gross income rose 13.2% and costs declined 1.8%. As a result, the efficiency ratio improved. Net operating income rose 24.3%, absorbing the higher provisions. Attributable profit was EUR 1,806 million (+4.1% in local currency and -3.9% in euros).

Material facts: (greater detail on pages 48-50)
•	The sale of Banco de Venezuela to Banco de Desarrollo Económico y Social, a public institution of the Bolivarian Republic of Venezuela, for $1,050 million went through in July.

•	At the end of June the sale announced last quarter of Grupo Santander’s 32.5% stake in Cepsa at EUR 33 per share was agreed. Historic annualised return on the investment of 13%.

•
In the second quarter, Santander Brazil participated in Visanet’s IPO. All of the capital gains of 765 million reales were assigned to strengthening the balance sheet and so there was no impact on profits.

Financial Report     5

January — June 2009
Consolidated financial report
General background
The global economy continued to shrink. The monetary, fiscal and financial measures adopted by governments and international institutions began to bite. Financial markets have been more stable since March, confidence indicators reflect improved expectations and some activity indicators are falling less intensely.
The US economy is a good example. Its GDP shrank at an annualised rate of 5.5% in the first quarter, slightly less than in the fourth quarter of 2008. However, the anticipation and forcefulness of the measures taken stabilised financial conditions and enabled consumption to show moderately positive signs. The housing sector also absorbed a large part of the accumulated excesses and the pace of the fall in employment slowed down. Leading indicators suggest that GDP will regain positive growth in the second half of the year and the fear of deflation has abated. As a result, the Fed held its interest rates at 0%-0.25% and maintained its liquidity injection programmes, added to a fiscal deficit which will surpass 10% of GDP.
Latin America, which also suffered two quarters of sharp contraction (-3.7% year-on-year in the first quarter) ended the first half with a clear improvement in expectations and, particularly, market conditions. The improvement in the Chinese economy and the greater availability of liquidity (agreements with the Fed; IMF formulas), combined with relatively solid fundamentals, were the main factors behind the region’s better tone, although uneven by countries.
The Brazilian economy fell 1.8% year-on-year in the first quarter, well below estimates, the Chilean 2.1% and Mexico was the hardest hit (-8.2% year-on-year), due to its strong ties to the US economy and the impact of swine flu. Reduced activity and lower inflation resulted in further cuts in official interest rates. The main currencies, however, appreciated in the second quarter, except for the Mexican peso, and regained a good part of the ground lost in previous quarters.
The euro zone also contracted sharply and more than expected, due to the plummeting of world trade and its impact on Germany. GDP in the first quarter declined at an annualised rate of 9.5%. The fall in investment and exports was even higher. The incipient improvement in the international economic and financial environment also helped to lift expectations from historic lows, but the zone’s recovery lags behind that in the US, China and Brazil.
The European Central Bank maintained a more orthodox monetary policy than that of other central banks, while cutting its key rate to 1% and improving the liquidity injection conditions for longer maturities at a time when inflation is close to zero. In these conditions, the euro strengthened in the second quarter against the dollar to close to its maximum level this year and depreciated against sterling (EUR 1=$1.41=sterling 0.85).
Spain’s recession intensified in the first quarter (-7.4% annualised) and could have touched bottom on the basis of the latest indicators which show the fall in activity and employment losing intensity.
The UK economy also fell significantly in the first quarter (-7.4% annualised), but its signs of recovery are clearer than the euro zone’s (greater consumer confidence, increased in mortgages approved, slight recovery in house prices). The factors behind the improved expectations are sterling’s slide, quick and forceful cuts in the base rate (to 0.5%), fiscal expansion and measures to shore up the banking system, but positive growth is not yet in sight.

	Average (income statement)		Period-end (balance sheet)
EXCHANGE RATES: 1 EURO / CURRENCY PARITY	H1 ’09	H1 ’08	30.06.09	31.12.08	30.06.08
US$	1.3315	1.5291	1.4134	1.3917	1.5764
Pound sterling	0.8933	0.7746	0.8521	0.9525	0.7923
Brazilian real	2.9164	2.5942	2.7469	3.2436	2.5112
New Mexican peso	18.4346	16.2356	18.5537	19.2333	16.2298
Chilean peso	778.7737	712.1239	749.1020	886.8608	821.3832
Argentine peso	4.8362	4.8260	5.3547	4.8041	4.7702
Grupo Santander results
Results remained consistent in the second quarter.
•	Backed by the strength and diversification of the operating areas, and

•	Reflecting management’s focal points:
•	Resilience of revenues to the cycle.

•	Flexible costs and generation of synergies.

•	Active management of risks / recoveries.
As well as the global recession, five other aspects need to be taken into account in order to interpret the results properly:
•	In order to facilitate comparisons with the 2008 quarters, a pro forma statement for 2008 was drawn up that consolidates twelve months of Banco Real by global integration in Brazil.

•
There is some perimeter impact on profits of EUR 144 million compared with 2008 from the businesses incorporated in the UK (Alliance & Leicester and Bradford & Bingley), in Santander Consumer Finance and from Sovereign’s consolidation by global integration (the latter with impact on results as of February 2009).

6     Financial Report

January — June 2009
Consolidated financial report
Income statement

			Variation
Million euros	H1 ’09	H1 ’08	Amount	(%)

Net interest income	12,656	10,192	2,464	24.2

Dividends	241	319	(78)	(24.5)
Income from equity-accounted method	(3)	152	(154)	—
Net fees	4,538	4,539	(1)	(0.0)
Gains (losses) on financial transactions	1,840	1,574	266	16.9
Other operating income/expenses	96	163	(66)	(40.7)

Gross income	19,368	16,937	2,430	14.3

Operating expenses	(8,054)	(7,436)	(618)	8.3
General administrative expenses	(7,269)	(6,749)	(520)	7.7
Personnel	(4,165)	(3,922)	(243)	6.2
Other general administrative expenses	(3,104)	(2,827)	(277)	9.8
Depreciation and amortisation	(785)	(686)	(98)	14.4

Net operating income	11,314	9,502	1,812	19.1

Net loan-loss provisions	(4,626)	(2,880)	(1,746)	60.6
Impairment losses on other assets	(265)	(28)	(237)	830.8
Other income	(510)	(351)	(159)	45.3

Profit before taxes (w/o capital gains)	5,913	6,243	(330)	(5.3)

Tax on profit	(1,243)	(1,357)	114	(8.4)

Profit from continuing operations (w/o capital gains)	4,670	4,886	(215)	(4.4)

Net profit from discontinued operations	61	118	(58)	(48.7)

Consolidated profit (w/o capital gains)	4,731	5,004	(273)	(5.4)

Minority interests	212	274	(61)	(22.5)

Attributable profit to the Group (w/o capital gains)	4,519	4,730	(211)	(4.5)

Net capital gains and extraordinary allowances*	—	—	—	—

Attributable profit to the Group	4,519	4,730	(211)	(4.5)

EPS (euros) (1)	0.5318	0.6620	(0.1301)	(19.7)

Diluted EPS (euros) (1)	0.5291	0.6588	(0.1298)	(19.7)

Pro memoria:
Average total assets	1,099,651	935,426	164,225	17.6
Average shareholders’ equity	63,875	50,850	13,024	25.6

(1).-	H1’08 data have been adjusted to the capital increase with preemptive rights at the end of 2008.

(*).-	H1’09 results include the capital gains from the disposal of Visanet for EUR 262 million and an extraordinary allowance for the same amount.
•
The sale of Banco de Venezuela led to its results being eliminated from various lines and recorded in discontinued operations. In order to produce a like-for-like comparison, the same was done for the bank’s results in 2008.

•
In the second quarter, Santander Brazil participated in Visanet’s IPO, placing 5.67%. The capital gains of 765 million reales (EUR 262 million) were all assigned to strengthening the balance sheet and so the operation has no impact on Brazil’s or the Group’s profits. Thus, to better understand the income statement performance, these gains are registered in the lower part, in the net capital gains and extraordinary allowances line.

In July, under the green shoe, a further 2% was sold. The estimated gains of 272 million reales (approx. EUR 95 million) are scheduled to be also assigned to provisions.

•
The comparison of revenues and costs is negatively affected by the average exchange rates of sterling and the main Latin American currencies against the euro. The impact with regard to the euro was: -6/-7 p.p. for the whole Group, -20 p.p. in the United Kingdom and -11 p.p. in Latin America.

Attributable profit was EUR 4,519 million, 4.5% lower than in the first half of 2008. Eliminating the perimeter and exchange-rate impact, attributable profit was virtually the same as in the first half of 2008.
Financial Report     7

January — June 2009
Consolidated financial report
Quarterly

	2008				2009
Million euros	Q1	Q2	Q3	Q4	Q1	Q2

Net interest income	4,935	5,257	5,482	5,271	6,039	6,617

Dividends	62	257	84	150	87	153
Income from equity-accounted method	101	51	(56)	21	(13)	10
Net fees	2,287	2,251	2,347	2,135	2,164	2,374
Gains (losses) on financial transactions	756	817	579	444	862	977
Other operating income/expenses	83	79	29	66	80	16

Gross income	8,225	8,713	8,464	8,088	9,221	10,147

Operating expenses	(3,707)	(3,729)	(3,806)	(3,707)	(3,967)	(4,087)
General administrative expenses	(3,363)	(3,386)	(3,460)	(3,371)	(3,587)	(3,681)
Personnel	(1,952)	(1,971)	(1,979)	(1,856)	(2,059)	(2,106)
Other general administrative expenses	(1,411)	(1,416)	(1,481)	(1,514)	(1,529)	(1,575)
Depreciation and amortisation	(343)	(343)	(347)	(337)	(379)	(405)

Net operating income	4,518	4,984	4,657	4,381	5,254	6,060

Net loan-loss provisions	(1,281)	(1,599)	(1,787)	(1,934)	(2,209)	(2,417)
Impairment losses on other assets	(13)	(16)	(13)	(50)	(25)	(241)
Other income and provisions	(241)	(110)	37	(112)	(278)	(232)

Profit before taxes (w/o capital gains)	2,984	3,259	2,895	2,284	2,742	3,171

Tax on profit	(699)	(658)	(617)	(417)	(614)	(629)

Profit from continuing operations (w/o capital gains)	2,284	2,601	2,278	1,867	2,128	2,542

Net profit from discontinued operations	58	61	56	145	67	(6)

Consolidated profit (w/o capital gains)	2,342	2,662	2,333	2,012	2,195	2,536

Minority interests	136	138	128	71	99	113

Attributable profit to the Group (w/o capital gains)	2,206	2,524	2,205	1,941	2,096	2,423

Net capital gains and extraordinary allowances	—	—	—	—	—	—

Attributable profit to the Group	2,206	2,524	2,205	1,941	2,096	2,423

EPS (euros) (1)	0.3086	0.3533	0.3076	0.2512	0.2472	0.2846

Diluted EPS (euros) (1)	0.3066	0.3522	0.3066	0.2479	0.2460	0.2831

(1).-	2008 data have been adjusted to the capital increase with preemptive rights at the end of 2008
Group Santander’s results in the second quarter continued to be solid and recurrent. The attributable profit of the operating areas was EUR 2,753 million, the highest quarterly figure in the last two years. Attributable profit for the first half was EUR 5,322 million (+9.7% year-on-year). However, this growth did not wholly feed through to the Group’s total profit because of the reduced revenues of Corporate Activities (gains on financial transactions, dividends, income accounted for by the equity method and lower net interest income) and the provision made in the first quarter of 2009 for Metrovacesa (EUR 195 million).
This performance was achieved in a complex environment, which made the Group prioritise its management focus for 2009: management of spreads, particularly in lending; management of the growth differential between revenues and expenses, with strict control of the latter; risk management in a context of a faster and deeper macroeconomic deterioration than initially envisaged; focus on recoveries and disciplined financial and capital management.
The main developments in the income statement compared with the proforma for 2008 which includes Banco Real by global integration are now set out.
Net interest income continued to be the main driver of the growth in revenues. It increased 24.2% year-on-year to EUR 12,656 million and in the second quarter, with virtually no perimeter effect, it was 9.6% higher than in the first quarter. The strong year-on-year growth was due to larger volumes (benefiting from the acquisitions) and appropriate management of spreads in all units. The spreads on loans were notably better than in the first half of 2008 (for the whole Group they increased from 2.62% to 3.25%), although they began to ease in the second quarter, while spreads on deposits were affected by lower interest rates.
In relation to the first half of 2008, the rise in net interest income benefited, like other items of the income statement, from incorporations, basically Sovereign, Alliance & Leicester and specialised consumer credit companies (+ 13 p.p. in revenue growth). On the other hand, the evolution of exchange rates reduced growth by 7 p.p. Excluding both effects, net interest income was 18.1% higher than in the first half of 2008.
8     Financial Report

January — June 2009
Consolidated financial report
Net fees

			Variation
Million euros	H1 ’09	H1 ’08	Amount	(%)

Commissions from services	2,631	2,308	324	14.0
Mutual & pension funds	592	854	(262)	(30.7)
Securities services	405	390	15	4.0
Insurance	910	988	(78)	(7.9)

Net fees	4,538	4,539	(1)	(0.0)

Gains on financial transactions increased 16.9%, due to the good performance of revenues from wholesale businesses, mostly customer operations, which comfortably offset the decline in Corporate Activities.
The rest of revenue lines declined over 2008, partly because of the economic downturn and partly because of the Group’s strategy in certain businesses and non-strategic assets.
Fee income was flat, affected by lower activity and the reduced demand for some products. Both factors principally hit revenues from mutual funds and insurance. In this context, the second quarter was better as the three large geographic areas performed better than in the first quarter.
Income accounted for by the equity method was EUR 3 million negative compared with EUR 152 million positive in the first half of 2008, as a result of the agreement to sale the stake in Cepsa and Sovereign’s consolidation by global integration. The contribution of dividends declined from EUR 319 million in the first half of 2008 to EUR 241 million, because of the dividends received in 2008 from RBS and Fortis.
Gross income increased 14.3% year-on-year to EUR 19,368 million and 10.5% excluding the perimeter and exchange-rate impact (+13.9% in the operating areas).
Operating expenses rose 8.3% (+0.3% excluding the perimeter and exchange-rate effects). In the current context of weak activity, control of costs is paramount. As in the first quarter, all geographic and global units reflect changes consistent with their efficiency objectives.
The stronger growth in revenues than in costs produced a further improvement in the efficiency ratio to 41.6% (including amortisations) from 43.9% in the first half of 2008. Without amortisations, the ratio was 37.5%. This improvement in all units, occurred in both Europe and, particularly, in Latin America and in the United Kingdom. It should be noted that, as with other ratios, the evolution of efficiency is on a like-for-like basis in this report and with that published in the first quarter of 2009, but not with that published in previous reports, because of the incorporation of Banco Real in all the quarters of 2008 by global integration and the changes made in the income statement model at the beginning of 2009.
Net operating income increased 19.1% to EUR 11,314 million, all due to the operating areas. Eliminating the perimeter and exchange-rate impact, growth for the Group was 18.5% and 24.2% for the operating areas.
These growth rates underscored the Group’s strong capacity to keep on generating revenues in the current difficult environment and with it absorb the larger provisions.
This capacity increased in relative terms in the first half, as net operating income annualised represented 3.4% of loans, up from 3.2% in the same period of 2008.
Net loan-loss provisions increased 60.6% to EUR 4,626 million. This sharp rise reflects the impact of the incorporation of new units and the organic increase in most of the business units for various reasons. The first and most important one is the macroeconomic environment which has deteriorated more quickly and more intensely than envisaged. The second is the change of mix of the portfolio in previous years toward more profitable products with a higher risk premium. The rise, on a like-for-like basis, in the second quarter was 7%.
Financial Report     9

January — June 2009
Consolidated financial report
Operating expenses

			Variation
Million euros	H1 ’09	H1 ’08	Amount	(%)

Personnel expenses	4,165	3,922	243	6.2
General expenses	3,104	2,827	277	9.8
Information technology	372	340	32	9.5
Communications	309	302	6	2.1
Advertising	293	309	(15)	(5.0)
Buildings and premises	694	547	147	26.9
Printed and office material	95	83	12	14.3
Taxes (other than profit tax)	145	121	24	20.0
Other expenses	1,196	1,125	71	6.3

Personnel and general expenses	7,269	6,749	520	7.7

Depreciation and amortisation	785	686	98	14.4

Total operating expenses	8,054	7,436	618	8.3

The increase in the impairment losses on other assets was EUR 237 million over 2008, basically because of the EUR 195 million provision for Metrovacesa in the first quarter of 2009 which in the second quarter was reclassified from gains on financial transactions to the line impairment losses on other assets. Other income and allowances for possible contingencies was EUR 510 million negative (EUR 351 million negative in the first half of 2008). This larger amount was partly due to the fund of EUR 77 million established by Banesto.
Profit before tax was EUR 5,913 million and attributable profit, after the tax charge, the results from discontinued operations and minority interests, was EUR 4,519 million, 4.5% less than in the first half of 2008. The second quarter profit, however, was 15.6% more than the first quarter’s.
Earnings per share in the first half were EUR 0.5318, 19.7% lower than in the same period of 2008 because of the capital increases in 2008 and the beginning of 2009. The second quarter figure of EUR 0.2846 was 15.1% higher than the first quarter’s.
Net loan-loss provisions

			Variation
Million euros	H1’09	H1’08	Amount	(%)

Non performing loans	4,729	2,706	2,023	74.7
Country-risk	(103)	173	(276)	—
Recovery of written-off assets	(444)	(389)	(55)	14.0

Total	4,182	2,491	1,692	67.9

10     Financial Report

January — June 2009
Consolidated financial report
Balance sheet

			Variation
Million euros	30.06.09	30.06.08	Amount	(%)	31.12.08
Assets
Cash on hand and deposits at central banks	46,334	24,301	22,033	90.7	45,781
Trading portfolio	140,148	137,999	2,149	1.6	151,817
Debt securities	47,738	57,295	(9,558)	(16.7)	43,896
Customer loans	3,205	6,345	(3,140)	(49.5)	684
Equities	6,940	8,781	(1,840)	(21.0)	6,272
Trading derivatives	77,767	58,525	19,243	32.9	95,815
Deposits from credit institutions	4,498	7,054	(2,556)	(36.2)	5,150
Other financial assets at fair value	34,179	32,828	1,351	4.1	25,817
Customer loans	9,186	9,322	(136)	(1.5)	8,973
Other (deposits at credit institutions, debt securities and equities)	24,993	23,506	1,487	6.3	16,844
Available-for-sale financial assets	72,004	46,645	25,359	54.4	48,920
Debt securities	64,383	39,024	25,359	65.0	42,548
Equities	7,621	7,622	(1)	(0.0)	6,373
Loans	763,628	658,698	104,930	15.9	699,615
Deposits at credit institutions	64,429	73,892	(9,463)	(12.8)	64,731
Customer loans	681,677	583,254	98,423	16.9	617,231
Other	17,522	1,552	15,970	—	17,653
Investments	196	4,430	(4,234)	(95.6)	1,323
Intangible assets and property and equipment	11,060	11,976	(916)	(7.6)	10,289
Goodwill	23,192	21,655	1,537	7.1	18,836
Other	57,718	30,024	27,693	92.2	47,233

Total assets	1,148,460	968,557	179,903	18.6	1,049,632

Liabilities and shareholders’ equity
Trading portfolio	143,067	111,678	31,389	28.1	136,620
Customer deposits	5,742	13,213	(7,471)	(56.5)	4,896
Marketable debt securities	2,713	10,212	(7,499)	(73.4)	3,570
Trading derivatives	77,697	58,452	19,244	32.9	89,167
Other	56,916	29,801	27,115	91.0	38,987
Other financial liabilities at fair value	35,400	36,957	(1,557)	(4.2)	28,639
Customer deposits	8,771	10,266	(1,495)	(14.6)	9,318
Marketable debt securities	2,909	8,157	(5,249)	(64.3)	5,191
Deposits at credit institutions	23,720	18,533	5,187	28.0	14,130
Financial liabilities at amortized cost	831,921	710,147	121,774	17.1	770,008
Due to central banks and credit institutions	86,924	76,740	10,184	13.3	79,795
Customer deposits	469,261	351,103	118,158	33.7	406,015
Marketable debt securities	215,833	222,455	(6,622)	(3.0)	227,642
Subordinated debt	41,687	35,788	5,900	16.5	38,873
Other financial liabilities	18,216	24,062	(5,846)	(24.3)	17,681
Insurance liabilities	20,427	16,034	4,393	27.4	16,850
Provisions	18,224	18,420	(196)	(1.1)	17,736
Other liability accounts	32,576	19,413	13,163	67.8	19,777

Total liabilities	1,081,614	912,649	168,965	18.5	989,630

Shareholders’ equity	68,596	55,544	13,052	23.5	65,887
Capital stock	4,078	3,127	951	30.4	3,997
Reserves	61,102	48,532	12,570	25.9	55,707
Attributable profit to the Group	4,519	4,730	(211)	(4.5)	8,876
Less: dividends	(1,103)	(846)	(257)	30.4	(2,693)
Equity adjustments by valuation	(4,433)	(2,126)	(2,307)	108.5	(8,300)
Minority interests	2,683	2,490	193	7.8	2,415

Total equity	66,845	55,908	10,938	19.6	60,001

Total liabilities and equity	1,148,460	968,557	179,903	18.6	1,049,632

Financial Report     11

January — June 2009
Consolidated financial report
Customer loans

			Variation
Million euros	30.06.09	30.06.08	Amount	(%)	31.12.08

Public sector	9,665	6,574	3,091	47.0	7,668
Other residents	228,776	233,521	(4,745)	(2.0)	230,783
Commercial bills	10,622	15,954	(5,332)	(33.4)	14,874
Secured loans	123,471	125,889	(2,418)	(1.9)	123,566
Other loans	94,684	91,678	3,006	3.3	92,343
Non-resident sector	470,816	369,781	101,035	27.3	400,903
Secured loans	285,771	206,931	78,840	38.1	229,761
Other loans	185,045	162,849	22,196	13.6	171,142

Gross customer loans	709,257	609,876	99,381	16.3	639,354

Loan-loss allowances	15,189	10,955	4,234	38.6	12,466

Net customer loans	694,068	598,920	95,148	15.9	626,888

Pro memoria: Doubtful loans	21,504	9,525	11,979	125.8	13,968
Public sector	14	1	13	—	1
Other residents	8,407	3,439	4,968	144.4	6,208
Non-resident sector	13,083	6,085	6,999	115.0	7,759
Consolidated balance sheet
Activity reflected the current market context:
•	Slower growth in banking activity: lending increased 16% year-on-year (+3% on a like-for-like basis and excluding the exchange-rate impact).

•	Greater focus on liquidity: deposits excluding repos rose by 36% (+19% on a like-for-like basis and excluding the exchange-rate impact).
Capital generation in the quarter increased core capital to 7.5%.
Total managed funds at the end of June amounted to EUR 1,271,746 million, of which EUR 1,148,460 million (90%) were on-balance sheet and the rest off-balance sheet mutual and pension funds and managed portfolios.
In order to correctly interpret this information, it is necessary to take into account two factors. On the one hand, a positive net perimeter effect from the incorporation of Alliance & Leicester and Bradford & Bingley in 2008 and Sovereign in 2009 and the consumer business units acquired. This offset the lower balance from our exit from Venezuela (which in June was recorded in assets available for sale on a temporary basis until the actual sale of Banco de Venezuela in July). On the other hand, the depreciation on the basis of period-end euro exchange rates of 7% for sterling, 9% for the Brazilian real, 10% for the Chilean peso and 13% for the Mexican peso.
The net impact of both factors on the changes in customer balances was 13 p.p. positive in loans and 10 p.p. in funds.
The incorporation of Banco Real does not affect comparisons as a pro forma statement at June 2008 consolidating by global integration was drawn up, instead of by the equity accounted method as was the case for the first three quarters of 2008.
12     Financial Report

January — June 2009
Consolidated financial report
The Group’s gross lending amounted to EUR 709,257 million, 16% higher than in June 2008. Deducting the perimeter effects (contribution of 16 p.p.) and exchange rates (subtraction of 3 p.p.) growth was 3%.
Lending to resident sectors was basically flat year-on-year, with that to the public sector up 47% and loans to other resident sectors a little lower (-2%). Secured loans dropped 2% year-on-year, while other credits rose 3%. Loans to the non-resident sector rose 27%, affected by perimeter changes and exchange rates.
Continental Europe’s total lending increased 1%. In Spain, the combined lending of the Santander Branch Network and Banesto was virtually unchanged, with mortgages declining and stronger business to SMEs and shops.
Santander Consumer Finance increased its lending 17%, partly because of the integration of the assets acquired from Royal Bank of Scotland and GE, while Portugal’s lending was 2% higher. Lending to individuals was up 1% and 7% to small firms.
In the United Kingdom, lending grew 33% to EUR 227,793 million (+43% in sterling). Excluding the balances of Alliance & Leicester, and in local currency, Abbey’s balances were 4% higher because of commercial (+13%) and residential (+4%) mortgages, while personal loans, with a small relative share in total lending in line with the Group’s strategy, dropped 14%.
Lending in Latin America declined 2%, hit by currency depreciation and the sale of Banco de Venezuela (excluding both effects lending increased 7%). Of note was the growth of 16% in Brazil and the 6% drop in Mexico, the latter affected by cards business. Chile’s lending increased 2%.
Sovereign recorded EUR 37,564 million, with a downward trend in the balances of non-strategic segments.
The Group’s lending in the second quarter was 1.2% less than in the first quarter, excluding perimeter impact and exchange rates.
At June 30, Continental Europe accounted for 48% of total lending (36% Spain), the UK 33%, Latin America 14% (8% Brazil) and Sovereign 5%. The respective figures a year earlier were 55% for Continental Europe, 29% for the UK and 16% for Latin America.
Total customer funds under management by Grupo Santander at the end of June were 9% higher year-on-year at EUR 884,425 million (perimeter effect of +12 p.p. and exchange rate impact of -2 p.p.).
Excluding both effects, funds hardly changed in the last twelve months. Of note, within the balance sheet, was the 19% rise in deposits less repos. Marketable securities declined 17% and repos dropped 13%, while subordinated debt increased 8%. The volume of mutual funds was 18% lower and pension funds 6%, while insurance savings-investment increased 36%.
Continental Europe increased its deposits less repos 18% year-on-year.
In Spain, where 80% of Continental Europe’s deposits are concentrated, both the Santander Branch Network (+13%) and Banesto (+9%) increased their time deposits year-on-year. Savings-investment insurance has become an additional source of financing (+33%). Mutual and pension funds declined 23%, notably affected, on the one hand, by customers’ preference for time deposits and, on the other, by the markets’ negative evolution.
Santander Consumer Finance increased its deposits excluding repos 42%, backed by Germany (+38%) and the contribution from the businesses acquired.
There was also a greater focus in Portugal on deposits (+15% without repos), with time deposits, as in Spain, rising strongly.
In the UK, deposits excluding repos increased 77% in sterling (+39 p.p. was due to incorporating Bradford & Bingley and Alliance & Leicester). Mutual funds increased 11%.
In Latin America, deposits without repos plus mutual funds remained the same excluding the perimeter and the exchange-rate impact. Deposits, excluding repos, increased 7% and mutual funds fell 11%. Deposits excluding repos rose 6% in Brazil and 2% in Mexico and declined 3% in Chile.
The consolidation of Sovereign added EUR 48,280 million to customer funds under management.
Financial Report     13

January — June 2009
Consolidated financial report
Customer funds under management

			Variation
Million euros	30.06.09	30.06.08	Amount	(%)	31.12.08

Public sector	14,089	11,742	2,347	20.0	13,720
Other residents	118,401	109,456	8,945	8.2	117,776
Demand deposits	55,873	51,123	4,749	9.3	51,300
Time deposits	44,748	40,420	4,327	10.7	46,783
REPOs	17,781	17,913	(132)	(0.7)	19,693
Non-resident sector	351,284	253,383	97,900	38.6	288,734
Demand deposits	188,329	119,105	69,224	58.1	151,774
Time deposits	137,586	103,415	34,171	33.0	115,620
REPOs	17,201	27,517	(10,316)	(37.5)	17,187
Public Sector	8,167	3,345	4,822	144.2	4,153

Customer deposits	483,774	374,582	109,192	29.2	420,229

Debt securities	221,454	240,825	(19,370)	(8.0)	236,403
Subordinated debt	41,687	35,788	5,900	16.5	38,873

On-balance-sheet customer funds	746,916	651,194	95,722	14.7	695,506

Mutual funds	94,630	119,348	(24,718)	(20.7)	90,306
Pension funds	10,706	11,324	(618)	(5.5)	11,128
Managed portfolios	17,950	17,062	888	5.2	17,289
Savings-insurance policies	14,223	10,484	3,739	35.7	12,338

Other customer funds under management	137,509	158,218	(20,709)	(13.1)	131,061

Customer funds under management	884,425	809,412	75,012	9.3	826,567

Continental Europe accounted for 40% of managed customer funds (32% Spain), the UK 31%, Latin America 23% (Brazil 12%) and Sovereign 5%. The respective figures for the first half of 2008 were 45% for Continental Europe, 27% for the United Kingdom and 28% for Latin America.
Deposits in the second quarter were 2% higher than in the first quarter, excluding perimeter and exchange rate impact.
The focus on capturing deposits in commercial networks was intensified. Under the Group’s finance plans and thanks to the rise in the balances of deposits in networks, the need for recourse to the medium and long-term public market was lower.
However, given the strategic importance for the Group of maintaining a strong presence in institutional investor markets, various units issued during the first half EUR 5,763 million and EUR 3,077 million of senior debt and covered bonds. Of particular note were Banco Santander’s covered bonds operations during the second quarter, as they signified the reopening of this market for Spanish issuers. In the Spanish retail market, two issues of preferred shares were made by Banco Santander and Banesto (EUR 2,000 million and EUR 500 million, respectively).
Issues of senior debt, mortgage bonds and subordinated debt that matured had countervalues of EUR 18,278 million, EUR 727 million and EUR 545 million, respectively, and EUR 981 million of preferred shares were amortised.
All these measures bolstered the Group and gave us a comfortable liquidity position.
Goodwill, including that corresponding to the banks that consolidate by global integration and related to equity stakes, was EUR 23,201 million at the end of June, EUR 534 million higher than a year earlier. This increase is the net difference between the entry of the businesses acquired, the exit of Cepsa and the impact of exchange rates from the depreciation of Latin American currencies and sterling against the euro.
Total shareholders’ equity stood at EUR 68,596 million, EUR 13,052 million more (+24% year-on-year). This large increase was mainly due to last December’s capital increase with preferential subscription rights and the EUR 4,064 million of retained 2008 earnings.
Mutual funds

			Variation
Million euros	30.06.09	30.06.08	(%)

Spain	40,619	55,254	(26.5)
Portugal	3,271	4,623	(29.2)
United Kingdom	9,060	8,741	3.6
Latin America	41,681	50,730	(17.8)

Total	94,630	119,348	(20.7)

Pension funds

			Variation
Million euros	30.06.09	30.06.08	(%)

Spain	9,412	9,915	(5.1)
Portugal	1,294	1,409	(8.2)

Total	10,706	11,324	(5.5)

14     Financial Report

January — June 2009
Consolidated financial report
Total equity and capital with the nature of financial liabilities

			Variation
Million euros	30.06.09	30.06.08	Amount	(%)	31.12.08

Capital stock	4,078	3,127	951	30.4	3,997
Additional paid-in surplus	29,309	20,370	8,939	43.9	28,104
Reserves	32,113	28,212	3,901	13.8	28,024
Treasury stock	(320)	(50)	(270)	538.5	(421)

Shareholders’ equity (before profit and dividends)	65,180	51,660	13,520	26.2	59,704

Attributable profit	4,519	4,730	(211)	(4.5)	8,876
Interim dividend distributed	—	—	—	—	(1,711)
Interim dividend not distributed	(1,103)	(846)	(257)	30.4	(3,102)

Shareholders’ equity (after retained profit)	68,596	55,544	13,052	23.5	63,768

Valuation adjustments	(4,433)	(2,126)	(2,307)	108.5	(8,300)
Minority interests	2,683	2,490	193	7.8	2,415

Total equity (after retained profit)	66,845	55,908	10,938	19.6	57,883

Preferred shares and securities in subordinated debt	10,054	7,384	2,671	36.2	8,673

Total equity and capital with the nature of financial liabilities	76,900	63,292	13,608	21.5	66,555

Total net equity and capital with the nature of financial liabilities amounted to EUR 76,900 million, after incorporating minority interests, preferred shares and valuation adjustments. Regarding the latter in respect of June 2008 (-EUR 2,307 million), the variation is due to the negative impact of exchange rates on the book value of equity stakes in foreign subsidiaries, partly offset in goodwill in the calculation of capital ratios. Valuation adjustments improved by EUR 3,867 million over the end of December.
As regards capital ratios, Grupo Santander’s eligible shareholders’ equity, in accordance with the criteria of the Bank for International Settlements (BIS II), amounted to EUR 77,165 million at the end of June (EUR 32,411 million higher than the minimum requirement, +72%). The BIS II ratio was 13.8% and core capital 7.5% compared with 7.3% in March, with a positive impact in the second quarter from profits and the moderate growth in risk-weighted assets, which generated free capital.
This level of core capital is in terms of quality and quantity very high and compares very well with our peers, particularly because Grupo Santander’s business is basically retail and is broadly diversified by geographic areas and products. Furthermore, it should be taken into account that this ratio reflects the impact of valuation adjustments of portfolios available for sale and does not include the Group’s large generic on-balance sheet loan-loss provisions.
Given that Grupo Santander has a plain vanilla balance sheet and retail business, our capital ratios are high in terms of tangible common equity over tangible assets.
Computable capital and BIS II ratio

Million euros	30.06.09	31.12.08

Core capital	41,983	38,968
Basic capital	52,563	46,894
Supplementary capital	27,038	25,225
Deductions	(2,436)	(3,816)

Computable capital	77,165	68,302

Risk-weighted assets	559,421	514,003

BIS II ratio	13.8	13.3

Tier I (before deductions)	9.4	9.1

Core capital	7.5	7.5

Shareholders’ equity surplus (BIS II ratio)	32,411	27,182

Financial Report     15

January — June 2009
Consolidated financial report
Meanwhile, the capacity to generate retained profits, after deducting dividends according to the Group’s pay-out policy, is high and consistent as shown by the evolution of shareholders’ equity per share of EUR 8.0 (16 euro cents higher in the second quarter than in the first and 41 cents more than at the end of 2008). This indicator has risen continuously in the last three years. A further indication of the Group’s financial strength is the evolution of the net asset value (NAV) per share, defined as equity in the strictest sense (excluding minority interests and preferred shares) less valuation adjustments, goodwill and other intangible assets.
Recorded revenues and expenses statement

Million euros	H1 ’09	H1 ’08

Net consolidated profit	4,731	4,992

Other recorded revenues/expenses	4,018	(2,981)

Available-for-sale financial assets	614	(2,270)
Cash flow hedges	(206)	(127)
Hedges of net investments in businesses abroad	(1,219)	743
Exchange rates differences	4,569	(1,159)
Other revenues/expenses	109	(34)
Recorded in minority interests	152	(133)

Total recorded revenues/expenses	8,749	2,011

Attributale to the Parent Bank	8,386	1,882
Attributale to the minority interests	364	129

Rating agencies
The Group’s short and long-term ratings and financial strength, remained unchanged.
In June, Fitch Ratings affirmed Banco Santander’s ‘AA’ ratings and removed the Ratings Watch Negative. A stable outlook was assigned. These changes were due to the good management of the integration of the recent acquisitions in Brazil, the UK, Europe and the US, which will provide revenues and cost synergies. Another factor was the increase in core capital to 7.3% at the end of the first quarter.
This agency also pointed out the Group’s good position in the current complex environment given the diversification of its businesses, its capacity to generate recurrent commercial revenues and the policy of strict control of costs.

	Long	Short	Financial
	term	term	strength

Standard & Poor’s	AA	A1 +
Fitch Ratings	AA	F1 +	A/B
Moody’s	Aa1	P1	B
DBRS	AA	R1(high)
S&P said Banco Santander was overcoming the crisis well, but changed its outlook from stable to negative because of the deterioration of credit conditions in some of the Group’s markets.
Lastly, Moody’s, as part of its look at all countries, put our current rating (Aa1) under review.
16     Financial Report

January — June 2009
RISK MANAGEMENT
Credit risk management *

			Variation
Million euros	30.06.09	30.06.08	Amount		(%)	31.12.08

Non-performing loans	21,752	9,677	12,074		124.8	14,191
NPL ratio (%)	2.82	1.43	1.39 p.			2.04
Loan-loss allowances	15,727	11,564	4,162		36.0	12,863
Specific	9,564	5,100	4,463		87.5	6,682
Generic	6,163	6,464	(301)		(4.7)	6,181
NPL coverage (%)	72.30	119.50	(47.20 p.	)		90.64
Credit cost (%) **	1.45	0.85	0.60 p.			1.16

Ordinary non-performing and doubtful loans ***	15,032	7,269	7,764		106.8	10,626
NPL ratio (%) ***	1.96	1.08	0.88 p.			1.53
NPL coverage (%) ***	104.62	159.10	(54.48 p.	)		121.05

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees

Note:	NPL ratio: Non-performing loans / computable assets
Risk management
Financial markets were more positive in the second quarter, with lower volatility and reduced risk aversion. However, although liquidity tensions in money markets eased somewhat, Grupo Santander continued to pay special attention to managing structural liquidity.
Santander has no exposure to subprime mortgages and has a low volume of activity in structured products. Its exposure to hedge funds, asset-backed securities, monolines and conduits is also very limited. In short, the exposure to structured financial products shows a low level of complexity and is subject to strict supervision by the Group’s Senior Management.
Credit risk management
The recession and shrinkage of the world’s economy in the first half of 2009 pushed up the NPLs ratio linked to the Group’s bad and doubtful loans and to the slower growth of lending.
The Group’s non-performing loan (NPL) ratio stood at 2.82% at the end of June, 139 b.p. more than a year earlier and 78 b.p. more than at the end of 2008, and it still compares very well with our international peers. The same goes for coverage which, while lower than a year ago, was 72%.
Net loan-loss provisions (i.e. after deducting the recovery of bad debts) in the first half amounted to EUR 5,330 million, 1.45% of the average credit risk of the last twelve months, up from EUR 2,977 million and 0.85%, respectively, in the same period of 2008. This higher credit cost is offset by higher spreads on loans, reflected in the growth in net interest income and by the recovery in some units of generic provisions for loan-losses. Net loan-loss provisions represented 1.4% of credit risk, well below the Group’s net operating income as a percentage of credit risk (3.4%).
The Group’s level of non-performing loans in Spain is well below the banking sector’s and increasingly so because of our better relative performance in recent years. The NPL ratio was 2.72% at the end of June, 164 b.p. higher than a year earlier, and coverage was 71%.
Financial Report     17

January — June 2009
RISK MANAGEMENT
Non-performing loans by quarter

	2008				2009
Million euros	Q1	Q2	Q3	Q4	Q1		Q2
Balance at beginning of period	6,179	8,047	9,677	11,685	14,191		18,968
+ Net additions	3,352	2,940	3,423	4,503	6,534	*	5,247
- Write-offs	(1,484)	(1,310)	(1,415)	(1,997)	(1,758)		(2,463)

Balance at period-end	8,047	9,677	11,685	14,191	18,968		21,752

*	In Q1’09 incorporating Sovereign and GE Money
Santander Consumer Finance’s NPL ratio was 5.14% at the end of June (+165 b.p. in twelve months) and coverage 90% (the same as a year ago).
The NPL ratio in Portugal increased both, in the quarter and in the last twelve months, and at 2.13% was 60 b.p. higher than in June 2008, while coverage dropped to 65%.
In the UK, the NPL ratio was 1.54%, 50 b.p. more than at the end of 2008 and 84 b.p. higher than in June 2008. Coverage ratio was 10 p.p. lower than a year earlier at 45%.
Latin America’s NPL was 3.97% (+149 b.p. in twelve months). Coverage ratio was 97%, 26 p.p. lower than in June 2008 and 11 p.p. below December.
Market risk management
The risk of trading activity in the second quarter, measured in terms of VaR, averaged around EUR 31.6 million. It fluctuated between EUR 26.9 million and EUR 37 million. VaR rose in the second part of the quarter, mainly because of the increase in Madrid’s treasury caused by the increased volatility of euro interest rates and the dollar. In recent weeks it dropped again, mainly because of reduced risk in Brazil (fixed income and exchange rates) and in Madrid (decreased volatility of exchange rates).
Trading portfolios*. VaR by region
Second quarter

	2009		2008
Million euros	Average	Latest	Average

Total	31.6	35.2	33.4

Europe	16.0	14.2	19.9
USA	3.1	3.6	0.9
Latin America	20.8	18.9	24.8
(*).- Trading activity
Trading portfolios*. VaR by product
Second quarter

	2009
Million euros	Min	Avg	Max	Latest
Total trading VaR total	26.9	31.6	37.0	35.2
Diversification effect	(7.1)	(10.6)	(16.3)	(12.0)
Fixed income VaR	18.3	21.3	24.7	24.0
Equity VaR	5.7	6.9	9.4	6.0
Fx VaR	10.4	14.0	18.9	14.4

(*).-	Trading activity
18     Financial Report

January — June 2009
The share
The Santander share
Shareholder remuneration
In line with its policy, Santander paid on May 1 its fourth interim dividend of EUR 0.2574 per share charged to 2008’s earnings. This brought the total nominal dividend for 2008 to EUR 0.6508 per share, the same as charged to 2007’s earnings.
The shareholders’ general meeting in June approved a new framework of shareholders remuneration under which the Bank offers the option of receiving the amount equivalent to the second dividend to be charged to 2009’s earnings in cash or in new shares. The remaining three dividends will continue to be paid in cash.

The Board approved payment as of August 1, 2009 of a first interim dividend of EUR 0.1352 per share charged to 2009’s earnings, the same amount as paid last year.
Share price performance
World stock market indices had a mixed performance during the first half following a rally from the year’s lows reached in March. The measures taken by governments and central banks to stabilise sectors affected by the recession enabled investors and consumers to regain confidence.
The Santander share ended June at EUR 8.560, 26.8% higher than at the end of 2008 and outperforming the main Spanish and European indices. In the year to June the share declined 21.3%, although it did better than the DJ Stoxx 50 (-27.8%) and the DJ Stoxx Banks (-37.4%), but worse than the Ibex 35 (-18.8%).
Market capitalisation
At June 30, Santander was the largest bank in the euro zone by market capitalisation and the eighth in the world (EUR 69,812 million).
The share’s weighting in the DJ Stoxx index was 3.4%, 11.5% in the DJ Stoxx Banks and 20.9% in the Ibex-35. All these figures are higher than those in March.
Trading
A total of 16,267 million shares were traded during the first half for an effective value of EUR 102,515 million, the largest among the DJ Stoxx 50. The liquidity ratio was 200%. The average daily turnover was 130 million shares for an effective value of EUR 820.1 million.
Shareholders
There were 3,061,966 shareholders at June 30, of which 2,856,273 were European (86.05% of the capital) and 191,444 from the Americas (13.70%).
Excluding the Board which holds 3.46% of the Bank’s capital, individual shareholders own 39.26% of the capital and institutional ones 57.28%.
The Santander share. June 2009

Shareholders and trading data

Shareholders (number)	3,061,966
Shares outstanding (number)	8,155,605,723
Average daily turnover (no. of shares)	130,133,657
Share liquidity (%)	200
(Number of shares traded during the year / number of shares)

Dividend per share*	euros	%

First interim dividend 2008 (01.08.08)	0.126086	10.0
Second interim dividend 2008 (01.11.08)	0.126086	10.0
Third interim dividend 2008 (01.02.09)	0.122940	7.3
Fourth interim dividend 2008 (01.05.09)	0.257373	(2.1)
First interim dividend 2009 (01.08.09)	0.135234	7.3

Price movements during the year

Beginning (30.12.08)	6.750
Highest	8.680
Lowest	3.920
Last (30.06.09)	8.560
Market capitalisation (millions) (30.06.09)	69,812

Stock market indicators

Price / Book value ** (X)	1.07
P/E ratio (X)	8.05
Yield*** (%)	10.05

*	Adjusted to capital increase in December 2008 and variation o/ equivalent previous year

**	Including the number of shares needed to compulsorily convert the “Valores Santander”.

***	Last three dividends paid + one announced / H1’09 average share price
Capital stock ownership distribution

June 2009	Shares	%

The Board of Directors	282,203,195	3.46
Institutional investors	4,671,830,574	57.28
Individuals	3,201,571,954	39.26

Total	8,155,605,723	100.00

Financial Report     19

January — June 2009
Information by segments
Description of the segments
Grupo Santander maintained in 2009 the general criteria used in 2008, with the following exceptions:
•
The system for calculating the financing cost of the Santander Branch Network was changed. The spread is now calculated on the basis of comparing the interest rate of each operation with the relevant Euribor rate instead of doing it at one month Euribor for the gap between assets and liabilities. This system is more appropriate for the current volatility and interest rates.

•	The cost of renting the offices sold in the Group’s lease-back operation is assigned to the Santander Branch Network.

•
The Global Customer Relation Model was reviewed and 208 new customers incorporated in net terms. This does not mean any changes in the principal (geographic) segments, but it does affect the figures for Retail Banking and Global Wholesale Banking.

None of these changes was significant for the Group and do not alter its figures. The figures for 2008 were restated and include the changes in the affected areas.
In addition, and in order to better monitor the performance in 2009, a pro forma statement was drawn up in 2008 for twelve months of Banco Real in Brazil by global integration (in the published accounts, Banco Real’s contribution was nine months by the equity accounted method, in corporate activities, and in the fourth quarter by global integration in the income statement of the country).
Sovereign was consolidated during the first quarter, after its sale to Santander went through. This means that the Group’s and the operating segments’ figures for the first half incorporate five months of Sovereign’s balance sheet and income statement (February to June).
Due to the agreement to sale Banco de Venezuela, this bank’s results for 2009 were eliminated from the various lines of the income statement and are recorded in discontinued operations. In order to provide like-for-like comparisons, the same was done for 2008’s results.
The financial statements of each business area have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.
In accordance with the IFRS, the business areas are structured into two levels:
Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas (euro, dollar and sterling). The segments reported on are:
•
Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of the United Kingdom. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance (Drive included) and Portugal is also set out.

•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group.

•
Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:
•
Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance details are provided by the main geographic areas (Continental Europe, United Kingdom and Latin America) and Sovereign, as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•
Global Wholesale Banking (GBM). This business reflects the revenues from Global Corporate Banking, Investment Banking and Markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•
Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks which place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses (their totals are the same), the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.
20     Financial Report

January — June 2009
Information by principal segments
Key data by principal segments

	Net operating income				Attributable profit to the Group
Income statement (million euros)	H1 ’09	H1 ’08	Amount	(%)	H1 ’09	H1 ’08	Amount	(%)

Continental Europe	5,373	4,323	1,050	24.3	2,657	2,343	314	13.4

o/w: Santander Branch Network	1,722	1,629	93	5.7	1,070	982	88	9.0
Banesto	778	724	55	7.6	368	400	(32)	(8.1)
Santander Consumer Finance	1,502	1,110	392	35.3	307	382	(75)	(19.7)
Portugal	379	348	32	9.2	285	278	8	2.8

United Kingdom	1,603	990	613	61.9	885	627	258	41.1

Latin America	5,259	4,676	583	12.5	1,806	1,880	(74)	(3.9)

o/w: Brazil	3,281	2,845	436	15.3	961	962	(1)	(0.1)
Mexico	850	974	(125)	(12.8)	230	367	(137)	(37.3)
Chile	613	518	95	18.3	257	259	(1)	(0.5)

Sovereign	223		223		(26)		(26)

Operating areas 1	2,458	9,989	2,469	24.7	5,322	4,849	472	9.7

Corporate Activities	(1,144)	(487)	(657)	135.0	(803)	(119)	(683)	573.5

Total Group 1	1,314	9,502	1,812	19.1	4,519	4,730	(211)	(4.5)

	Efficiency ratio(1)		ROE		NPL ratio*		NPL coverage*
Ratios (%)	H1 ’09	H1 ’08	H1 ’09	H1 ’08	H1 ’09	H1 ’08	H1 ’09	H1 ’08

Continental Europe	35.4	38.4	19.76	20.81	3.10	1.43	75	129

o/w: Santander Branch Network *	38.0	39.2	27.69	23.51	3.50	1.33	57	130
Banesto	39.9	41.4	17.15	19.95	2.32	0.80	73	202
Santander Consumer Finance	27.5	27.8	9.27	22.60	5.14	3.49	90	90
Portugal	41.0	43.3	25.69	26.89	2.13	1.53	65	93

United Kingdom	41.0	46.8	30.37	29.70	1.54	0.70	45	55

Latin America	37.3	42.8	23.29	25.63	3.97	2.48	97	123

o/w: Brazil	37.9	45.0	25.71	24.44	4.64	3.24	92	116
Mexico	32.0	31.5	16.54	26.08	3.04	1.45	122	158
Chile	32.4	37.9	28.39	33.14	3.30	2.28	94	111

Sovereign	66.1		—		4.34		67

Operating areas	38.0	41.4	21.68	23.43	2.80	1.41	74	117

Total Group	41.6	43.9	14.15	18.60	2.82	1.43	72	120

(1)	Efficiency ratio with amortisations

(*).-
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of June 2009 stood at 2.59% (1.06% in June 2008) and NPL coverage was 69% (169% in June 2008)

	Employees		Branches(1)
Operating means	H1 ’09	H1 ’08	H1 ’09	H1 ’08

Continental Europe	51,013	48,167	5,978	5,983

o/w: Santander Branch Network	19,231	19,341	2,935	2,905
Banesto	10,063	10,630	1,819	1,934
Santander Consumer Finance	9,518	7,547	355	285
Portugal	6,532	6,577	775	765

United Kingdom	23,347	16,489	1,329	705

Latin America	92,137	97,355	6,050	5,964

o/w: Brazil	50,898	53,831	3,612	3,557
Mexico	12,843	13,227	1,081	1,091
Chile	11,912	12,495	502	498

Sovereign	9,594		751

Operating areas	176,091	162,011	14,108	12,652

Corporate Activities	1,690	1,724

Total Group	177,781	163,735	14,108	12,652

(1).-	Including traditional branches and banking services points.
Financial Report     21

January — June 2009
Information by principal segments
Income statement and balance sheet of principal segments

	Operating business areas(1)			Continental Europe
Million euros	H1 ’09	H1 ’08	Var (%)	H1 ’09	H1 ’08	Var (%)
Income statement
Net interest income	13,881	11,146	24.5	5,834	4,386	33.0

Net fees	4,526	4,530	(0.1)	1,995	2,087	(4.4)
Gains (losses) on financial transactions	1,432	1,073	33.4	284	309	(8.0)
Other operating income*	242	308	(21.7)	197	235	(16.1)

Gross income	20,080	17,057	17.7	8,311	7,017	18.4

Operating expenses	(7,622)	(7,069)	7.8	(2,938)	(2,694)	9.0
General administrative expenses	(6,909)	(6,491)	6.4	(2,659)	(2,445)	8.7
Personnel	(4,003)	(3,780)	5.9	(1,663)	(1,560)	6.6
Other general administrative expenses	(2,906)	(2,710)	7.2	(996)	(885)	12.5
Depreciation and amortisation	(713)	(578)	23.5	(279)	(248)	12.1

Net operating income	12,458	9,989	24.7	5,373	4,323	24.3

Net loan-loss provisions	(4,637)	(2,811)	65.0	(1,595)	(1,064)	49.9
Other income	(494)	(350)	41.3	(101)	7	—

Profit before taxes	7,327	6,829	7.3	3,678	3,266	12.6

Tax on profit	(1,857)	(1,824)	1.8	(946)	(870)	8.7

Profit from continuing operations	5,470	5,005	9.3	2,732	2,397	14.0

Net profit from discontinued operations	61	118	(48.7)	(27)	—	—

Consolidated profit	5,531	5,123	8.0	2,705	2,397	12.9

Minority interests	209	273	(23.5)	48	54	(10.6)

Attributable profit to the Group	5,322	4,849	9.7	2,657	2,343	13.4

	Operating business areas(1)			Continental Europe
Million euros	H1 ’09	H1 ’08	Var (%)	H1 ’09	H1 ’08	Var (%)
Balance sheet
Customer loans**	693,092	595,943	16.3	330,430	325,856	1.4
Trading portfolio (w/o loans)	128,326	121,927	5.2	60,724	59,972	1.3
Available-for-sale financial assets	47,771	29,489	62.0	18,303	8,463	116.3
Due from credit institutions**	137,136	117,693	16.5	77,420	66,672	16.1
Intangible assets and property and equipment	9,821	11,293	(13.0)	4,600	4,488	2.5
Other assets	95,065	50,365	88.8	21,750	13,438	61.9

Total assets/liabilities & shareholders’ equity	1,111,210	926,711	19.9	513,226	478,888	7.2

Customer deposits**	482,553	371,756	29.8	177,118	151,590	16.8
Marketable debt securities**	128,189	132,600	(3.3)	51,721	62,083	(16.7)
Subordinated debt**	18,224	13,893	31.2	2,066	2,338	(11.7)
Insurance liabilities	20,427	16,034	27.4	15,377	12,621	21.8
Due to credit institutions**	204,891	148,652	37.8	108,265	79,450	36.3
Other liabilities	206,639	200,606	3.0	131,719	146,966	(10.4)
Shareholders’ equity	50,287	43,169	16.5	26,960	23,841	13.1

Other customer funds under management	137,509	158,219	(13.1)	72,807	86,893	(16.2)

Mutual funds	94,630	119,349	(20.7)	43,890	59,877	(26.7)
Pension funds	10,706	11,324	(5.5)	10,706	11,324	(5.5)
Managed portfolios	17,950	17,062	5.2	4,326	5,284	(18.1)
Savings-insurance policies	14,223	10,484	35.7	13,886	10,408	33.4

Customer funds under management	766,475	676,469	13.3	303,712	302,904	0.3

*	Including dividends, income from equity-accounted method and other operating income/expenses.

**	Including all on-balance sheet balances for this item.

(1)	Including Sovereign (more details on pages 48 and 49).
22     Financial Report

January — June 2009
Information by principal segments
Income statement and balance sheet of principal segments

	United Kingdom			Latin America
Million euros	H1 ’09	H1 ’08	Var (%)	H1 ’09	H1 ’08	Var (%)
Income statement
Net interest income	1,912	1,153	65.8	5,624	5,607	0.3

Net fees	479	455	5.3	1,874	1,988	(5.7)
Gains (losses) on financial transactions	313	223	40.3	804	541	48.7
Other operating income*	13	29	(54.2)	90	44	102.9

Gross income	2,718	1,861	46.1	8,392	8,180	2.6

Operating expenses	(1,115)	(871)	28.0	(3,134)	(3,504)	(10.6)
General administrative expenses	(1,001)	(798)	25.5	(2,867)	(3,247)	(11.7)
Personnel	(577)	(478)	20.7	(1,530)	(1,742)	(12.2)
Other general administrative expenses	(424)	(320)	32.5	(1,336)	(1,505)	(11.2)
Depreciation and amortisation	(114)	(73)	56.3	(267)	(256)	4.1

Net operating income	1,603	990	61.9	5,259	4,676	12.5

Net loan-loss provisions	(408)	(153)	166.2	(2,364)	(1,593)	48.4
Other income	1	1	(20.8)	(393)	(358)	9.8

Profit before taxes	1,195	837	42.8	2,502	2,725	(8.2)

Tax on profit	(310)	(210)	47.6	(623)	(744)	(16.3)

Profit from continuing operations	885	627	41.1	1,880	1,981	(5.1)

Net profit from discontinued operations	—	—	—	88	118	(25.7)

Consolidated profit	885	627	41.1	1,967	2,100	(6.3)

Minority interests	—	—	—	161	220	(26.6)

Attributable profit to the Group	885	627	41.1	1,806	1,880	(3.9)

	Million sterling			Million dollars
Pro memoria:
Gross income	2,428	1,441	68.4	11,174	12,508	(10.7)

Net operating income	1,432	767	86.8	7,002	7,150	(2.1)

Attributable profit to the Group	790	485	62.8	2,405	2,874	(16.3)

	United Kingdom			Latin America
Million euros	H1 ’09	H1 ’08	Var (%)	H1 ’09	H1 ’08	Var (%)
Balance sheet
Customer loans**	227,793	170,941	33.3	97,305	99,146	(1.9)
Trading portfolio (w/o loans)	44,482	35,372	25.8	22,916	26,584	(13.8)
Available-for-sale financial assets	919	39	—	20,941	20,987	(0.2)
Due from credit institutions**	31,155	26,029	19.7	28,139	24,992	12.6
Intangible assets and property and equipment	1,387	4,274	(67.5)	3,323	2,531	31.3
Other assets	29,234	7,431	293.4	38,635	29,496	31.0

Total assets/liabilities & shareholders’ equity	334,970	244,086	37.2	211,258	203,737	3.7

Customer deposits**	162,882	105,546	54.3	107,619	114,621	(6.1)
Marketable debt securities**	57,104	63,085	(9.5)	9,073	7,433	22.1
Subordinated debt**	9,144	7,438	22.9	4,497	4,117	9.2
Insurance liabilities	3	5	(50.9)	5,047	3,408	48.1
Due to credit institutions**	65,090	40,779	59.6	30,134	28,423	6.0
Other liabilities	34,593	23,052	50.1	38,788	30,588	26.8
Shareholders’ equity	6,154	4,181	47.2	16,101	15,147	6.3

Other customer funds under management	9,060	8,741	3.6	55,104	62,585	(12.0)

Mutual funds	9,060	8,741	3.6	41,681	50,731	(17.8)
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	13,086	11,779	11.1
Savings-insurance policies	—	—	—	338	76	346.7

Customer funds under management	238,190	184,810	28.9	176,293	188,755	(6.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses.

**	Including all on-balance sheet sheet balance sheets for this item.
Financial Report     23

January — June 2009
Information by principal segments
Continental Europe
•	In a scenario of economic downturn, further advance in revenues due to net interest income.
•	Flat growth in expenses on a like-for-like basis and improvement of 2 p.p. in the efficiency ratio.
•	Higher provisions because of the environment, partly limited by use of generic provisions for loan-losses.
•	Commercial networks continue to resist the cycle and surge in GBM results.
Continental Europe includes all activities carried out in this geographic area: retail banking, global wholesale banking, asset management and insurance.
Attributable profit in the first half was EUR 2,657 million (50% of the Group’s total from its operating areas). Gross income increased 18.4%, net operating income 24.3% and attributable profit 13.4%.
Growth was mainly due to revenues and net operating income because of the incorporation of the acquired consumer businesses (mainly GE in the first quarter of 2009). In any case, and on a like-for-like basis, gross income increased 11.9%, net operating income 19.4% and profit 13.0%, because of the resilience of business units to the cycle and the excellent evolution in recent quarters of GBM, strongly backed by customer revenues.
The area’s growth is the result of the favourable performance of revenues (mainly net interest income) and control of expenses. As a result, the efficiency ratio (with amortisations) was 3.0 p.p. better at 35.4%.
Net interest income increased 33.0% to EUR 5,834 million, thanks to active management of spreads which offset the slowdown in volumes, in line with the market trend. Of note were the Santander Branch Network, whose net interest income rose 21.0% year-on-year, Santander Consumer Finance (+42.9%, aided by the latest acquisitions) and Global Wholesale Banking (GBM) with a sharp rise in spreads.
Net fee income amounted to EUR 1,995 million, 4.4% lower, because of the decline in asset management and in the main business units, reflecting the market’s situation.
Gains on financial transactions decreased 8.0% to EUR 284 million, due to Santander Branch Network.
Operating expenses were 9.0% higher (flat excluding SCF’s acquisitions), producing a growth differential between gross income and expenses of 9.4 p.p, and enabling the efficiency ratio to improve further.
Net operating income grew 24.3%, or 19.4% excluding the perimeter impact. In the current environment, these are high growth rates. Of even greater note was that all units increased, more moderately the Santander Branch Network, Banesto and Portugal and more strongly Santander Consumer Finance and GBM (double digits).
This absorbed the increase in loan-loss provisions and maintained the rise in the profits of the Santander Branch Network, Banesto (recurrent), Portugal and GBM. Only the earnings of Santander Consumer Finance declined, mainly because of Spain and discontinued operations.
Lending rose 1%, continuing the slowdown of previous quarters, the result of lower growth in Spain, mainly loans linked to mortgage guarantees.
Deposits, on the other hand, increased 18% excluding repos. Time deposits registered the highest growth. The volume of mutual funds declined sharply, in line with the market trend of the shift into on-balance sheet funds. Pension funds fell slightly.
Insurance savings increased 33% and continued to be an additional source of capturing liquidity.
The magazine Euromoney awarded Santander its prize as the best bank in Western Europe and also in Spain, Portugal and the United Kingdom.
24     Financial Report

January — June 2009
Information by principal segments
Continental Europe. Main Units

	Santander				Santander
	Branch Network		Banesto		Consumer Finance		Portugal
Million euros	H1 ’09	Var. (%)	H1 ’09	Var. (%)	H1 ’09	Var. (%)	H1 ’09	Var. (%)

Income statement
Net interest income	2,064	21.0	868	11.5	1,631	42.9	404	9.9

Net fees	621	(26.1)	302	(4.1)	423	22.9	171	(7.1)
Gains (losses) on financial transactions	87	(25.7)	87	7.9	2	(92.0)	40	24.8
Other operating income*	4	(76.5)	38	(38.2)	16	(24.5)	29	(2.3)

Gross income	2,776	3.6	1,294	4.8	2,073	34.9	644	4.9

Operating expenses	(1,054)	0.4	(516)	0.9	(571)	33.6	(264)	(0.6)
General administrative expenses	(975)	0.4	(453)	0.3	(521)	33.3	(229)	(0.1)
Personnel	(636)	(1.5)	(343)	0.2	(256)	37.2	(156)	1.6
Other general administrative expenses	(339)	4.2	(111)	0.6	(264)	29.6	(73)	(3.5)
Depreciation and amortisation	(79)	0.0	(63)	6.1	(50)	37.4	(36)	(3.7)

Net operating income	1,722	5.7	778	7.6	1,502	35.3	379	9.2

Net loan-loss provisions	(243)	(14.3)	(174)	31.6	(1,005)	81.0	(43)	650.7
Other income	(13)	—	(54)	—	(22)	501.4	5	—

Profit before taxes	1,466	8.9	550	(9.8)	475	(13.8)	342	3.1

Tax on profit	(395)	8.5	(144)	(11.9)	(133)	(18.0)	(56)	4.8

Profit from continuing operations	1,071	9.1	406	(9.0)	342	(12.0)	286	2.7

Net profit from discontinued operations	—	—	—	—	(27)	—	—	—

Consolidated profit	1,071	9.1	406	(9.0)	315	(19.0)	286	2.7

Minority interests	1	250.0	38	(16.8)	8	19.0	1	(8.5)

Attributable profit to the Group	1,070	9.0	368	(8.1)	307	(19.7)	285	2.8

Balance sheet
Customer loans**	120,039	0.2	78,142	0.1	56,393	16.9	32,420	2.2
Trading portfolio (w/o loans)	—	—	5,702	32.7	147	—	1,388	15.5
Available-for-sale financial assets	28	658.4	8,941	133.8	175	56.1	1,935	79.0
Due from credit institutions**	192	31.7	15,835	(38.8)	8,405	67.7	5,424	8.3
Intangible assets and property and equipment	1,228	(0.1)	1,408	3.9	893	(2.2)	470	(2.6)
Other assets	605	93.1	7,114	66.6	2,785	99.2	4,761	17.3

Total assets/liabilities & shareholders’ equity	122,092	0.5	117,141	(0.5)	68,799	23.5	46,398	6.6

Customer deposits**	60,772	13.2	58,009	8.6	20,676	42.3	15,708	14.7
Marketable debt securities**	—	—	29,337	(8.7)	11,168	(31.0)	9,253	(20.1)
Subordinated debt**	—	—	1,383	(8.4)	419	(17.3)	263	(16.7)
Insurance liabilities	—	—	—	—	—	—	4,397	9.0
Due to credit institutions**	246	(21.7)	12,688	(25.9)	26,559	49.2	13,437	35.6
Other liabilities	53,543	(9.4)	11,412	20.0	2,521	27.3	1,403	(34.3)
Shareholders’ equity	7,532	(10.9)	4,312	7.7	7,456	59.2	1,936	2.8

Other customer funds under management	34,981	(21.7)	10,270	(6.7)	325	(13.9)	9,022	(7.5)

Mutual funds	21,704	(33.3)	6,933	(15.4)	270	(13.7)	3,271	(29.2)
Pension funds	6,108	(4.9)	1,371	(8.3)	55	(14.9)	1,294	(8.2)
Managed portfolios	—	—	92	(1.7)	—	—	152	(35.0)
Savings-insurance policies	7,169	25.7	1,874	54.4	—	—	4,306	23.4

Customer funds under management	95,753	(2.6)	98,999	0.9	32,587	3.1	34,247	(3.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses.

**	Including all on-balance sheet balances for this item.
Financial Report     25

January — June 2009
Information by principal segments
Santander Branch Network
•	Higher profits, despite the downturn.

•	Growth in gross income, backed by management of spreads.

•	Flat costs for six straight quarters. Further improvement in the efficiency ratio.

•	Provisions stabilised in the last quarters.

•	Non-performing loans better than the sector’s average because of the early measures taken and the focus on recoveries.
Despite the downturn in banking activity, the Santander Branch Network generated attributable profit of EUR 1,070 million in the first half, 9.0% more than the same period of 2008.
This was due to the continued success of the drivers developed in 2008:
•	Intense commercial activity and appropriate management of spreads, which comfortably offset the slowdown in fee income, the most affected by the current environment.

•	Strict control of costs and

•	Firmness in risk management and recoveries.
Net interest income was 21.0% higher year-on-year at EUR 2,064 million. This growth, in a context of the sharp decline in lending, was due to the 13% rise in customer deposits and good management of spreads.
The rest of revenues were more affected by market conditions. Total fee income and gains on customers’ financial transactions declined 26.1%, due to the fall in revenue from mutual funds (-39%) and from insurance (-48%). Gross income was up 3.6% year-on-year at EUR 2,776 million.
Operating expenses were virtually at the same level as in 2008 (+0.4%), with six straight quarters of flat growth. This improved the efficiency ratio (with amortisations) by 1.2 p.p. to 38.0%.
Net operating income was 5.7% higher than in the first half of 2008 at EUR 1,722 million, thanks to EUR 864 million in the second quarter.
Net loan-loss provisions were EUR 243 million, down 14.3% over the first half of 2008. The launch this year of the new business recovery unit and the use of generic provisions for loan-losses enabled the level of net provisions to be lower than in 2008.
The containment of new entries and the greater recovery capacity left the NPL ratio at 3.50%, which compares well with the banking sector and even more given that as it is a retail network it does not include the balances of wholesale banking whose bad loans are clearly lower. Taking them into account, the NPL ratio of Banco Santander parent bank at the end of June was 2.59%. The coverage for the Santander Branch Network is 57% and 69% for Banco Santander.
Profit before tax was EUR 1,466 million, 8.9% more than in the first half of 2008, and attributable profit was EUR 1,070 million.
The “We Want to be your Bank” strategic plan, now in its fourth year, continued to be the central plan of activity and to provide good levels of capturing and linking customers. This was reflected in new operations, within an environment of contracting business.
The Santander Branch Network remained very active in granting loans to customers. In the first quarter 80,000 new credit contracts were signed for a total value of EUR 12,000 million and in the second almost 90,000 for EUR 14,000 million. Of the total number of signed operations in the first half, 24,000 were mortgages (EUR 4,300 million), almost 70,000 consumer credit (EUR 650 million) and 65,000 loans to companies, SMEs, microcompanies, shops, the self-employed and institutions (EUR 21,000 million).
In the current market scenario, Santander is the clear leader in financing via the credit lines under the wing of the Official Credit Institute (ICO) and regional and local governments. Its share of these operations was 20%.
Customer funds maintained the trend of previous quarters. Against a backdrop of a sharp fall in mutual funds (-33%) common to the whole sector, the Santander Branch Network offset this with a 28% rise in time deposits and 26% in insurance-savings.
Particularly noteworthy was the placement of EUR 2,000 million in preferred shares which, once again, demonstrates the strong commercial capacity of the Santander Branch Network.
26     Financial Report

January — June 2009
Information by principal segments
Banesto
•	Stronger growth in revenues than in the first quarter (management of spreads and transaction banking).

•	Strongly controlled expenses, with a further gain in the efficiency ratio.

•	Provisions in line with previous quarters.

•	Good evolution of credit quality, better than our competitors.
Business was conducted against a background of recession and falls in interest rates to historic lows. In this environment, banking business slackened and non-performing loans continued to rise.
In this context, Banesto’s business model, based on customer growth and linkage, together with Banesto’s financial strength, better credit quality than the market and solid liquidity and capital, produced positive results and quickened the pace of revenue growth in the second quarter.
As in the rest of segments, Banesto’s figures were drawn up again in accordance with the criteria set out on page 20 of this report. The figures presented here, therefore, do not coincide with those published by Banesto itself.
Net interest income was 11.5% higher at EUR 868 million. The drivers were the business derived from the capturing and linking of customers and management of spreads and of the balance sheet continuously developed in the bank.
Net fees were 4.1% lower than in the first half of 2008 at EUR 302 million, due to the fall in the volume of mutual and pension funds during 2008. Fee income from services and insurance, on the other hand, propelled by transaction banking, amounted to EUR 252 million (+6.2% year-on-year).
Gains on financial transactions, largely from the distribution of treasury products to customers, increased 7.9% year-on-year to EUR 87 million.
Gross income was 4.8% higher at EUR 1,294 million (+4.4% in the first quarter).
In the current environment, control of costs is a key element, something that Banesto has always stressed. The bank anticipated measures that are enabling it to develop its business model efficiently. Operating expenses only rose 0.9%, enabling the efficiency ratio to improve from 41.4% in the first half of 2008 to 39.9% a year later.
Recurrent revenues and control of costs led to a 7.6% rise year-on-year in net operating income to EUR 778 million.
Net loan-loss provisions increased 31.6% to EUR 174 million, due to the rise in non-performing loans which at Banesto increased at a slower pace than the banking system as a whole.
In addition, as a result of the economic cycle, extraordinary provisions of EUR 77 million were made in order to strengthen the Group’s financial soundness and tackle the necessary management measures. Profit before tax was EUR 550 million and attributable profit EUR 368 million, 8.1% lower than in the first half of 2008.
Demand for loans remained weaker. In this environment, Banesto maintained its policy of selective growth in lending. The balance of loans at the end of June was EUR 78,142 million with better evolution than that of the economic activity.
The recession is pushing up the level of non-performing loans, although in Banesto’s case its situation is relatively better. Its NPL ratio at the end of June was 2.32% and coverage 73%.
Customer funds on-balance sheet amounted to EUR 88,729 million (+2% year-on-year). Off-balance sheet funds began to recover in the first half after falling throughout 2008 and at the end of June stood at EUR 10,270 million, 5% more than at the end of last year.
Financial Report     27

January — June 2009
Information by principal segments
Santander Consumer Finance
•	Solid revenues from improved spreads, the lower cost of financing and the rise in fee income from insurance.

•	Strict management of costs and reduction in structures.

•	Large provisions because of the sector’s deterioration reflected in a moderate fall in recurrent profit.

•	Incorporation of new units with no material impact on profits and discontinuation of some businesses.
In an environment conditioned by the deepening of the global recession, SCF’s attributable profit was EUR 307 million in the first half compared to EUR 382 million in the same period of 2008. There were three factors behind this:
•
Solid revenues (+34.9%), partly favoured by the incorporations arising from RBS and GE Money. On a like-for-like basis growth remained high (+17%). The drivers were the repricing policy begun in 2008 (which is beginning to be reflected in financial revenues), the lower financial cost of wholesale financing and the continuous growth in fee income (+22.9%).

•
Operating expenses increased 33.6% year-on-year, largely because of the new units. Excluding them, costs remained flat due to their strict management in all units and to the synergies obtained from the incorporations. All units are reining in their costs, enabling the efficiency ratio to remain at around 28%.

•
Net loan-loss provisions rose substantially, even on a like-for-like basis (+63.4%), because of the deterioration of credit quality (NPL ratio of 5.14%, up from 3.49% in June 2008). The provisions made in the second quarter, however, were in line with those in the first quarter and reflected the efforts made by all units in recoveries. Coverage of 90% compares well with the standards of this business.

The results varied from country to country. The profits of Italy and the Nordic countries grew 4.2% and 13.4%, respectively, thanks to good management of revenues which absorbed the larger provisions. Germany’s profits were very similar to those in 2008, with revenues offsetting growth in provisions. Spain, as in prior quarters, showed good revenue growth and control of costs, but it was more penalised by the increase in provisions.
Santander Consumer Finance USA took advantage of its specialisation and advantages of belonging to Grupo Santander to grow organically and acquire portfolios with significant discounts. Its experience in managing revenues, costs and recoveries offset the larger volume of provisions, which were in line with those of the last two quarters, and enabled attributable profit to increase 38.5% in dollars (consolidating as the area’s second largest unit by profits after Germany).
New lending amounted to around EUR 12,000 million, 6% less than in 2008 and reflecting the consumer downturn in the countries where we operate.
Auto finance fell 11% year-on-year in line with the drop in the European sector (-11% in car sales). Spain’s sales declined 38% and the US’s 35%.
Of note was Germany which, backed by the government’s scrapping programme, saw a 26% rise in car sales in the first half. This, combined with the enhanced commercial strength from the incorporation of new units, enabled Santander Consumer Finance to increase new vehicle lending 29% in Germany.
In the US, managed assets increased 16%, boosted by own business generation and the new commercial agreements.
Managed assets were 18% higher than in June 2008 at EUR 60,000 million. Customer deposits increased 42% year-on-year of which 15 p.p. were due to the acquisition of the new units, which contributed more than EUR 2,000 million of deposits.
Lastly, Santander Consumer Finance continued to integrate the units from GE Money in Germany, Austria, Finland and the United Kingdom. This integration strengthens and consolidates the presence in key countries and is generating synergies this year.
The strategy of adjusting to the new environment led to businesses in France being discontinued. Hungary and the Czech Republic are undergoing the same process. The impact on profits was EUR 27 million negative in the first half of 2009.
28     Financial Report

January — June 2009
Information by principal segments
Portugal
•	Solid results, despite the country’s recession.

•	Revenue growth supported by the rise in net interest income.

•	Zero growth in costs, thanks to continued excellent management.

•	Provisions increased because of the recession.

•	Greater increase in deposits and loans to SMEs (high market shares in programmes promoted by the Portuguese government).
Santander Totta’s attributable profit in the first half was EUR 285 million, 2.8% higher than a year earlier. Despite the adverse economic and financial environment, earnings remained solid and recurrent thanks to revenue management, control of costs and provisions appropriate for an economy in recession (with focus on recoveries).
In this environment, Santander Totta remained very centred on its customer-focused business model in order to provide the best solutions for the return on savings. The campaigns to attract funds started in 2008 continued and the “Super Conta Ordenado” was launched.
Net interest income was 9.9% higher at EUR 404 million, thanks to prudent management of spreads which offset the lower business volumes, particularly in lending, coupled with appropriate coverage of net interest income and a comfortable liquidity position, which limited the impact of the higher cost of institutional funding.
Net fee income was 7.1% lower at EUR 171 million, due to lower revenues from mutual funds and insurance. Of note was the fee income from GBM, means of payment, lending and services. Gains on financial transactions amounted to EUR 40 million, 24.8% more than in the first half of 2008 and sustained by GBM activity.
Gross income increased 4.9% to EUR 644 million and operating expenses were 0.6% lower year-on-year. As a result, the efficiency ratio improved 2.3 p.p. to 41.0% (including amortisations).
Net operating income increased 9.2% to EUR 379 million and profit before tax rose 3.1%, after deducting EUR 38 million of loan-loss provisions and other income, double that in the first half of 2008 due to higher NPLs and the adoption of more conservative criteria for provisions in the face of the continued recession. The NPL ratio at the end of June was 2.13% and coverage 65%.
Customer lending continued to grow at a slower pace than deposits, improving the commercial gap. Deposits rose 15% and the decline in off-balance sheet funds was halted in the second quarter. The pace of lending continued to slow and increased 2% year-on-year, because of the sharp drop in new mortgages. This was partially offset by stronger growth in loans to SMEs and companies as Santander Totta maintained a high participation in the programme of the Portuguese government (“PME Invest”).
Other
The rest of businesses (wholesale banking, asset management, insurance and Banif) generated attributable profit of EUR 627 million, double that in the first half of 2008. This figure is the net for businesses that performed very differently.
GBM Europe, which represents over 80% of the profits of the businesses included here, increased its profit by 129.9% because of the strong rise in revenues, spurred by net interest income as a result of the improvement in spreads, and contaiment in costs (-0.4). Net operating income was 97.6% higher year-on-year.
Asset Management’s revenues and profits were significantly lower because of the reduced volume of mutual funds. Insurance in Europe increased its profit by 19.9% because of higher revenues.
Banif’s profit was 92.4% higher because of the big rise in net interest income, which offset the fall in fee income, and flat provisions because generic ones surpassed the greater need for specific ones.
Financial Report     29

January — June 2009
Information by principal segments
United Kingdom
•	Strong performance of Abbey and GBM, with positive contributions from Alliance & Leicester (A&L) and Bradford & Bingley (B&B).

•	Spreads management and balanced growth boosted core segments’ profitability.

•	NPLs in line with expectations, with continued high coverage of both secured loan and unsecured loan portfolios.

•	B&B’s migration to the Partenón IT platform was completed in the first half. A&L’s migration on schedule.

•	The businesses of Abbey, A&L and B&B will be unified in 2010 under the Santander brand.
Grupo Santander’s UK businesses include Abbey (since 2004), the deposits and branches of Bradford & Bingley (acquired in September 2008) and Alliance & Leicester (acquired in October 2008). They are hence referred to as Santander UK.
The new acquisitions, which along with Abbey will be called Santander UK as of 2010, are an integral part of the growth strategy in the UK. Their integration enables Grupo Santander to have market shares of over 10% in core markets such as mortgages, deposits, current accounts and branches.
In addition, the structure of the balance sheet, which mainly consists of retail loans with real collateral, has improved significantly. The quality of the secured loans portfolio is better than many of Santander UK’s competitors, as there is no exposure to self-certified mortgages and only 1% of the loans are buy-to-let. Retail unsecured loans only account for around 3% of the total.
In the first half, Santander UK maintained the favourable trends of 2008. Attributable profit was EUR 885 million, 41.1% higher than the first half of 2008 and 43% more than the second half of 2008. This performance was impacted by sterling’s slide against the euro, as attributable profit in sterling was 790 million, 62.8% higher than in the first half of 2008. The results reflect the positive contribution of Bradford & Bingley (£7 million) and Alliance & Leicester (£137 million). Excluding both brands’ results, Santander UK’s profit rise was 33.1% compared to the same period last year.
All figures are in sterling, and as with the other segments, figures have been restated according to the criteria on page 20 of this report. This means that the figures given below may not coincide with those published by Abbey with local criteria.
The first half performance was backed by solid results in both retail and wholesale businesses, as well as the positive contribution of businesses acquired in 2008. The combined effect was an increase of 68.4% in gross income and 47.6% in operating expenses, delivering an improvement in the efficiency ratio of 5.8 p.p (from 46.8% in the first half of 2008 to 41.0% a year later), and attributable profit up 62.8%, after deducting provisions and taxes.
Without the acquisitions effect, gross income increased 26.9%, mainly due to net interest income growth of 38.7% as a result of a significant improvement in spreads on new and existing mortgages, coupled with effective management of spreads on customer deposits. The impact on the reduction of spreads was offset by a balanced mix of products and pro-active hedging strategies.
Furthermore, the excellent performance of Santander Global Banking and Markets in the first half spurred growth of 72.3% in gains on financial transactions. In contrast, net fee income fell 17.4% compared to the same period of 2008, impacted by lower fees from current accounts, a reduction in mortgages redemption related income and in unsecured lending volumes. These results were partially offset by the good evolution of revenues from investment products.
Operating expenses rose 1.4%. Significant progress was made in back office synergies and support functions, leading to a reduction in the head count of more than 1,000 (including B&B and A&L) in the first half. The efficiency ratio without the incorporations was 37.4% and 41.0% including A&L and B&B (5.8 p.p. better than the first half of 2008).
30     Financial Report

January — June 2009
Information by principal segments
Net loan-loss provisions increased significantly because of the worsening economic environment. Close to half of this rise was due to mortgages, although its evolution remained stable compared to the first quarter and NPLs are within the envisaged limits. Also in line was the deterioration during the second quarter in the evolution of unsecured loans (which have a very small share in the Group), both in relation to the first quarter as well as the same period of 2008.
The rise in the NPL ratio was 1.54% at the end of June (March’09: 1.25%). This increase was largely due to NPLs in mortgages which, however, continued to evolve much better than the rest of the banking sector. The stock of properties in possession dropped slightly to 942 (March’09: 1,048). They represented 0.06% of the mortgage portfolio (around one-third of the sector’s average).
NPL coverage was 45% and coverage of secured loans remained at 22%, significantly higher than the average of UK peers and despite the high quality of Santander UK’s residential mortgage portfolio. Unsecured coverage remained at over 100%.
With respect to activity (local criteria and excluding businesses acquired), loans to customers were £135 billion, 4% higher than in June 2008. This increase was due to the growth in residential mortgages (+4%) and loans to SMEs (+4% including commercial mortgages). Including A&L, total loans were £184 billion.
Abbey’s gross mortgage lending share was 13.6% and 16.3% including A&L, higher than the stock share with continued focus on the quality of new lending based on affordability and lower loan-to-value (LTV) segments. The average LTV in new loans remained virtually flat at 60% in the last three quarters, while in the stock the LTV rose slightly to 53% (March’09: 52%; December’08: 51%).
The share of early redemptions was 9.9% for Abbey and 13.6% for the whole Group in the UK, in line with our stock share.
Santander UK continued mortgage lending even in difficult times, resulting in a strong increase in the estimated mortgage net lending share relative to the first half of 2008.
In terms of spreads on mortgages, there was an improvement in both Abbey and in A&L, backed by higher new lending and retention.
Abbey’s personal loans (UPLs) stock decreased by 14%, continuing the trend of 2008, while that of A&L declined by more than 25%. The combined effect of this reduction since June 2008 was 22%.
In companies / SMEs, Santander UK grew prudently, with the balance of loans to SMEs flat over June 2008 (+3% including A&L). The spreads on loans more than offset the fall in those on funds.
Santander UK’s focus on the portfolio of A&L’s companies/SMEs was to identify the interesting segments for growth. The rest of assets were managed under Santander’s deleverage strategy and will be abandoned as opportunities arise. A&L’s treasury portfolio was reduced by close to 23% in the first half of 2009 (more than 25% since June 2008). The portfolio of securities performed in line with expectations, consistent with the level of provisions made at the time of acquisition.
Deposits were 17% higher than in June 2008. Including A&L and B&B, balances increased 85%. Spreads on savings were impacted by strong competition and historically low interest rates. Santander UK managed to offset this risk thanks to a balanced mix of products and pro-active hedging strategies.
The excellent performance of net customer deposit flows in the first half benefited from the marketing of products and the pricing strategy in all brands. The range of “Super” products in all brands continued to perform solidly, added to which was a campaign to capture funds launched during the second quarter. In addition, advisory services in bancassurance were stepped up throughout the branch network, contributing to the improvement in the acquisition and management of the net flows and the sales of investment products (+34%).
Meanwhile, the number of current account openings increased by 37% in Abbey. Including A&L, the rise was 24%, maintaining the trend of previous quarters and ensuring that Santander UK reaches one million new current accounts at the end of the year. The current account is the key product in the relation with customers and a vital product in branches.
The business of Santander Global Banking & Markets (SGBM) in the UK continued to grow strongly in the first half, thanks to a conservative focus on the balance sheet and strict control of capital and liquidity. The business model based on the customer franchise and a more effective focus in cross-selling generated a recurrent volume of business with sustainable growth rates.
As regards integration, the migration of 2 million B&B customers to the Partenón IT platform was completed at the beginning of June and the network of branches and agencies was fully integrated into Abbey. A&L’s integration plans remained within schedule. Moreover, the integration cost savings achieved in the first half of the year indicate that the cost reduction goal for A&L in 2009 will be surpassed.
Financial Report     31

January — June 2009
Information by principal segments
Latin America
•	In the face of the downturn, refocusing the business model with greater emphasis on linkage and investment optimisation.
•	Sound revenues thanks to moderate increase of business activity, improved spreads on assets and GBM’s contribution.
•	Lower expenses resulting from a more selective growth policy
•	Strong net operating income which after absorbing the larger provisions increased 3.4% (excluding the exchange rate impact)
Santander generated attributable profit of EUR 1,806 million in the first half after incorporating the results of Banco Real in Brazil. As mentioned in other parts of this report, the 2008 figures have been restated to include Banco Real by global integration in order to provide like-for-like comparisons.
The region’s main economies continued to shrink, although in some countries contraction was more moderate than in the fourth quarter of 2008. The GDP shrinkage was expected to have continued in the second quarter, albeit more moderately in all countries. A path of soft growth is envisaged for the second half, but this will not prevent growth for the full year being negative (around 3%), paving the way for a recovery in 2010.
The international financial crisis reached a point of inflection at the start of March, and this began to have a positive impact, although slight, on Latin American economies. The region’s stock markets, currencies and the prices of raw materials (which play an important role in exports) began to rise and recover the ground lost since the middle of 2008 and which triggered a sharp fall in the exports of some countries.
The stabilisation and subsequent appreciation of exchange rates, after sliding intensely and quickly against the dollar between the fourth quarter of 2008 and the beginning of March, enabled some currencies to recover the levels they had at the end of last September. The significant appreciation reflected the return of capital inflows, with international investors once again concentrating on solid fundamentals and on the region’s medium- and long-term growth potential. The IMF’s support to countries that may need it has been decisive, although those that have requested it (Mexico and Colombia) have only done so out of precaution and have not made use of the funds.
Another of the key factors behind currency stabilisation has been the adjustment in external financing needs, due to improved current account and trade balances in the first months of 2009. Although exports declined, imports were also lower and as a result Brazil and Argentina recorded higher trade surpluses in the first four months than in the same period of 2008, while Mexico and Colombia’s registered lower trade deficits. This improvement reflected the capacity to adjust external financing needs in a negative environment in the international capital markets.
Central banks continued to implement pro-cyclical monetary policies cutting key interest rates since the beginning of the year up to July. Chile cut its official interest rates by 775 b.p. up to July, Colombia by 500 b.p., Brazil by 500 b.p. and Mexico 375 b.p. The aim of these aggressive cuts was to spur economic recovery and adjust to an environment in which inflation is easing significantly and moving close to targets. Indeed, the lower interest rates of central banks and governments’ fiscal packages have been the key factor, despite a still difficult situation, in producing signs that the worst is over.
The pace of bank lending in the countries where Santander operates — Brazil, Mexico, Chile, Argentina, Colombia, Puerto Rico, Uruguay and Peru — slowed to 16% in the last twelve months, excluding the exchange-rate impact. Loans to individuals (+12%) continued to decelerate, particularly non-mortgage products (cards: +6%; consumer credit: +13%), while lending to companies and institutions also slowed (+18%).
Savings (deposits and mutual funds) increased 13%, continuing the slower growth. In general terms, Brazil’s growth was the strongest and Mexico slowed the most.
The adverse economic environment and the greater degree of uncertainty in the markets led to significant adjustments in the Group’s strategy in Latin America as defined in the “Programa América 20.10” and initially focused on strengthening the commercial franchise and recurrent revenues.
32     Financial Report

January — June 2009
Information by principal segments
Main management focus
1	Customer management focused on linkage.

2	Deepening businesses of low capital consumption / low level of risk.

3	Optimal management of spreads on assets

4	Rigorous risk management. Strengthening of recovery activity and loan renewals.

5	Greater focus on liquidity and on growth in deposits, combined with a more selective rise in lending.

6	Fostering transaction banking services and better service quality.

7	After several years of strong growth in installed capacity, and in line with a more selective growth model, a more restrictive focus on new investments and expenses.
With the adjustments introduced during 2008 and intensified in 2009, the focus moved to customer management (based on linkage), deepening businesses that consume less capital, focusing on admission and monitoring of risk and strengthening recovery activity, maximum attention to liquidity, improvement in the quality of service and attention to expenses and growth of installed capacity.
Banco Real’s consolidation gave the strategy in Brazil some features that differentiated it from those in other countries.
Grupo Santander had 6,050 branches in Latin America at the end of June (including traditional branches and points of banking attention and in companies), while the number of ATMs was 27,893.
The number of customers was 35.8 million, 1.5 million more than in June 2008, on a like-for-like basis. The Group’s strategic focus in the last few quarters has been more on linkage than on capturing customers. The number of linked customers increased by 0.6 million (+6%) in the last twelve months.
The main developments of the Group’s activity in the first half (all percentage changes exclude the perimeter impact, because of Venezuela, and the exchange-rate impact) were:
•
Lending growth decelerated during the first half of the year, as was the case in all financial systems, and in June rose 7%. By products, commercial loans (all types of companies and institutions) increased 15% and mortgages 12%, while the balances of consumer credit and cards remained virtually the same. Loans to individuals continued to shrink (+5%). Total market share in loans in the countries where the Group operates is 12.3%.

•
Savings hardly changed in the last twelve months (deposits without repos: +7%; mutual funds: -11%), although with different trends between the growth of retail deposits (individuals+SMEs), above 5%, and the declined of GBM (-6%), in line with the objective of capturing cheaper deposits. The market share in deposits and mutual funds was 10.4%. The emphasis on capturing cheap deposits led to a market share in sight deposits of 9.8%. The overall share (loans, deposits and mutual funds) was 11.1%.

•	Due to the economic downturn, the Group is placing less emphasis on market shares in retail lending and in wholesale business the focus is on service and the generation of fees.
The main features of the income statement were:
•
Net interest income increased 11.0% year-on-year (+10.3% in the first quarter). Generally speaking, spreads on loans in the second quarter (with differences by countries) were 112 b.p. higher than the first quarter of 2009 and 311 b.p. more than the second quarter of 2008 (despite the lower increase in consumer credit and cards, the products with the highest spreads). In deposits, spreads were 127 b.p. lower than in the first quarter of 2009 and 225 b.p. below the second quarter of 2008.

The fall in interest rates in the last few months triggered the decline in spreads on deposits. On the other hand, the rise in spreads on loans is the result of the measures adopted to increase entry prices and try to offset the higher cost of interbank financing and the higher credit risk premium.
•	Fee income rose 3.2%, because of the slower pace of business growth, particularly commissions on cards and from insurance, although it compared well with the 0.8% fall in the first quarter.
•	Gains on financial transactions increased 63.0% because of the good first half for GBM in customer activity and capital gains in portfolios.
•
Gross income grew 13.2% year-on-year. Operating expenses remained virtually flat in the second quarter and on a year-on-year basis were 1.8% lower. Their growth will continue to decelerate in coming quarters, as a result of containing the expansion of installed capacity, streamlining structures and processes and more restrictive criteria in relation to commercial expenses.

•	The efficiency ratio improved by 5.5 p.p. to below 40% (37.3%) and net operating income was 24.3% higher.
•
The economic downturn affected credit quality. Net loan-loss provisions increased 64.8% over the first half of 2008. The NPL ratio was 3.97% at the end of June (2.48% a year earlier), while coverage was 97%.

•
Retail Banking’s net operating income was 15.8% higher, while attributable profit declined 23.2%, impacted by the rise in net loan-loss provisions. Global Wholesale Banking’s gross income increased 45.5% year-on-year and profit 96.6%.

Financial Report     33

January — June 2009
Information by principal segments
The following factors regarding the impact of interest rates and exchange rates on business and converting figures into euros should be taken into account when analysing the financial information:
•	Average short-term interest rates in the region dropped slightly between the first half of 2008 and the same period of 2009.
In general terms, interest rates tended to increase during 2008 but fell sharply in the first half of 2009.
•
Earnings in euros were impacted by average exchange rates. Latin American currencies depreciated significantly against the dollar in the last twelve months. The dollar, the currency used to manage business in Latin America, strengthened against the euro by 15%. The Brazilian real slid against the euro from 2.59 to 2.92, the Mexican peso from 16.24 to 18.43 and the Chilean peso from 712 to 779.

Latin America. income statement

	Gross income		Net operating income		Attributable profit
Million euros	H1 ’09	Var (%)	H1 ’09	Var (%)	H1 ’09	Var (%)
Brazil	5,284	2.2	3,281	15.3	961	(0.1)
Mexico	1,249	(12.1)	850	(12.8)	230	(37.3)
Chile	907	8.7	613	18.3	257	(0.5)
Puerto Rico	167	(3.1)	80	(1.8)	18	—
Colombia	78	4.1	34	13.2	16	6.7
Argentina	376	39.3	231	71.1	114	15.8
Uruguay	69	207.3	32	307.9	23	285.5
Rest	110	159.3	43	—	108	14.8

Subtotal	8,240	2.9	5,162	12.9	1,727	(3.7)

Santander Private Banking	152	(10.1)	96	(5.9)	79	(8.1)

Total	8,392	2.6	5,259	12.5	1,806	(3.9)

Brazil
•	Solid progress in the integration process with strong impact on synergies.

•	Higher revenues thanks to activity growing at double digit rates and better spreads.

•	Lower costs widen the “jaws” to 18 p.p. (revenues: +15%; expenses: -3%).

•	Strong net operating income, increasing 5.6% even after loan-loss provisions.

•	Profit increase: +12.3% in the first half compared to +0.8% in the first quarter.

•	Capital gain from the partial sale of the stake in Visanet (765 million reales) with no impact on profit.
Grupo Santander Brazil, is the country’s third largest private sector bank, with a market share of 10 % in overall banking business. The Group has 3,612 branches, 18,077 ATMs and 21 million customers, of which more than 10 million have current accounts.
The economy continued to hold up against the global crisis. The first quarter GDP (published in june) declined 0.8% over the previous one. This was very positive as the market had expected a shrinkage of 1.9%. Household consumption was notably resistant to the cycle, growing 0.7% quarter-on-quarter. Despite these positive aspects, growth continued to slowdown. This factor, coupled with inflation still below the target of 6.5%, led the central bank to cut its key rate further to 8.75% in July (9.25% in June 2009 and 13.75% in December 2008).
Total lending of the financial system rose 21% year-on-year, a slower pace than in previous quarters despite solid growth in regulated loans (+25%). Loans to companies increased 18%, notably lower than the previous quarter (27%) and heavily impacted by the appreciation of the Brazilian real on foreign currency operations. Loans to individuals increased 20%, backed by a better monthly performance of personal credit products and payrolls. Non-performing loans increased 6.7%, but remained under control. The volume of funds captured grew 12%, with a stronger participation of time deposits and savings accounts, as mutual funds remained flat.
In this environment, the Group’s strategic focus is to boost and link customers, be more selective and rigorous in granting new loans and, above all, progress further in integration and obtain synergies, even more important in an environment of low growth in business.
The Group is very well placed to exploit market opportunities. As well as enhancing its national presence and achieving a stronger focus in Brazil’s main regions, the union of Santander and Real is providing a better business balance as the two banks complement one another. Real is stronger in retail banking and Santander in large companies.
34     Financial Report

January — June 2009
Information by principal segments
Latin America. Main Units

	Brazil(1)		Mexico		Chile
Million euros	H1 ’09	Var (%)	H1 ’09	Var (%)	H1 ’09	Var (%)

Income statement
Net interest income	3,755	3.8	769	(18.9)	572	(9.0)

Net fees	1,149	(6.0)	258	(16.7)	173	(3.7)
Gains (losses) on financial transactions	303	(2.3)	234	36.1	142	—
Other operating income*	77	238.0	(12)	31.9	21	(15.3)

Gross income	5,284	2.2	1,249	(12.1)	907	8.7

Operating expenses	(2,003)	(14.0)	(400)	(10.6)	(294)	(7.1)
General administrative expenses	(1,837)	(15.5)	(357)	(11.2)	(262)	(8.3)
Personnel	(946)	(15.0)	(194)	(13.3)	(159)	(10.1)
Other general administrative expenses	(891)	(16.0)	(163)	(8.6)	(102)	(5.5)
Depreciation and amortisation	(165)	7.5	(43)	(5.5)	(32)	4.4

Net operating income	3,281	15.3	850	(12.8)	613	18.3

Net loan-loss provisions	(1,501)	58.2	(452)	29.8	(249)	48.9
Other income	(385)	6.1	(13)	3.8	12	(10.2)

Profit before taxes	1,395	(9.0)	384	(37.3)	376	3.2

Tax on profit	(420)	(23.8)	(74)	(37.3)	(58)	42.8

Profit from continuing operations	975	(0.7)	310	(37.4)	318	(1.8)

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	975	(0.7)	310	(37.4)	318	(1.8)

Minority interests	14	(29.7)	80	(37.6)	60	(6.9)

Attributable profit to the Group	961	(0.1)	230	(37.3)	257	(0.5)

Balance sheet
Customer loans**	51,929	6.2	12,800	(18.2)	18,541	11.3
Trading portfolio (w/o loans)	7,314	(12.1)	9,564	(17.0)	3,024	33.9
Available-for-sale financial assets	12,581	4.1	3,248	(23.2)	2,045	25.9
Due from credit institutions**	14,662	5.8	8,247	(3.8)	2,286	26.5
Intangible assets and property and equipment	2,372	67.7	380	(16.8)	343	12.0
Other assets	19,657	(2.7)	3,414	1.4	1,480	(17.4)

Total assets/liabilities & shareholders’ equity	108,514	3.6	37,652	(14.0)	27,719	13.4

Customer deposits**	56,732	0.9	16,178	(26.9)	14,640	5.8
Marketable debt securities**	3,983	13.7	2,156	49.4	2,669	18.4
Subordinated debt**	3,432	4.7	53	11.6	824	30.4
Insurance liabilities	4,729	48.1	163	45.2	137	64.5
Due to credit institutions**	15,014	12.5	9,340	(20.4)	4,138	0.4
Other liabilities	16,376	(3.2)	6,933	30.0	3,527	60.9
Shareholders’ equity	8,247	(1.1)	2,827	(5.7)	1,783	34.6

Other customer funds under management	30,372	(16.3)	8,070	(20.0)	4,581	19.1

Mutual funds	27,427	(22.1)	8,019	(20.5)	4,575	19.1
Pension funds	—	—	—	—	—	—
Managed portfolios	2,664	172.7	—	—	—	—
Savings-insurance policies	280	296.7	51	—	7	32.7

Customer funds under management	94,520	(4.8)	26,457	(21.5)	22,715	10.4

*	Including dividends, income from equity-accounted method and other operating income/expenses.

**	Including all on-balance sheet balances for this item.

(1)
Without impact from the capital gains obtained from the Visanet sale and the extraordinary allowance for the same amount, as both are recorded under the “net capital gains and extraordinary allowances” line.

Financial Report     35

January — June 2009
Information by principal segments
The integration process is underway. The campaign “Unidos somos ainda mais fortes” (Together we are even stronger) expresses the strength and will to build a solid bank that combines the best of each one. The main lines include improving operations, cutting costs, implementing common policies and networks and integrating businesses and the brand, all within an overall objective of lifting profitability. Two independent networks will be maintained during the integration and will gradually become one with a single brand and network.
The support areas and some global and specialist businesses (wholesale, finance companies) have been unified since the end of 2008 and the beginning of 2009. Progress was also made in the IT and operational integration of retail networks, through the interoperability project which enables the customers of both banks to use the branches and ATMs as if there was a single bank.
The legal merger was completed and the bank is now called Banco Santander S.A., and human resources conditions and policies assimilated. On the technical side, calls centres were unified during the second quarter and further steps were taken to unify customer data bases and the rest of global businesses (private banking, insurance, etc).
The fast pace of integration was combined with a focus on the quality of customer attention, innovation in products and services and the strength of the commercial structure. Moreover, the cost savings achieved with the integration in the first half were in line to surpass the goals set for the year.
Total lending rose 16% in local currency, largely due to the 17% rise in loans to individuals granted in branches. Of note were lending via credit cards (+20%), payrolls (+10%) and mortgages (+40%).
Loans to SMEs increased 13% and to non-global companies 5%. The market share in total non-regulated lending was 13.6% and 14.5% in loans to individuals.
Savings were virtually unchanged (+6% deposits without repos and -15% mutual funds). The market share in total savings was 9.0%.
In the second quarter Santander Brazil participated in Visanet’s IPO with a 5.67% stake. The bank obtained 765 million reales in capital gains, fully assigned to strengthen the balance sheet and so with no impact on the country’s profits. In July, under the green shoe, an additional 2% was sold and the capital gains obtained (272 million reales) are expected to be all allocated to provisions.
Turning to the income statement, and in local currency, gross income increased 14.8%, mainly due to net interest income which grew 16.7% and gains on financial transactions with two good quarters in wholesale banking. Fee income, however, was still weak, because of the impact of markets on those from mutual funds and securities, as well as regulatory changes which meant a reduction in the fees and services charged. However, fee income improved in the second quarter and produced a 5.7% rise year-on-year.
Operating expenses continued to decline (3.3% lower than in the first half of 2008 and -8.0% over the second half), spurred by a 5.0% year-on-year fall in personnel and general costs as against a 20.9% rise in amortisations.
As a result, net operating income was 29.7% higher year-on-year and the efficiency ratio improved by 7.1 p.p. to 37.9%.
The higher net operating income absorbed the still large volume of loan-loss provisions (+77.8% y-o-y, although in the second quarter they declined sharply). Net operating income after loan-loss provisions was 5.6% higher than in the first half of 2008.
Attributable profit of EUR 961 million was 12.3% more than in the same period of 2008 for both banks in local currency (-0.1% in euros).
Retail Banking’s profit was 15.1% lower, due mainly to higher provisions and other results, as net operating income continued to offer solid growth (+25.4%). The strong revenues generated in wholesale banking, much less demanding in provisions, fed through to profits (+75.8%), as also -happened in- asset management and insurance (+44.9%) because of the increasing weight of insurance business.
The recurrency ratio was 62.5% (improvement of 6.3 p.p.) and ROE 25.7%. The NPL ratio was 4.64% and coverage 92%.
36     Financial Report

January — June 2009
Information by principal segments
Mexico
•	Sharp GDP shrinkage, deepened by the outbreak of swine flu, which impacted banking business
•	In the face of the much slower pace of banking business:
•	emphasis on deposits, selective growth in lending and better spreads on loans

•	integral risk management strengthened, particularly credit cards

•	costs slowing down, a trend that will be maintained in coming quarters
Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 14.8% and 15.8% in savings. It has 1,081 branches and 8.6 million customers.
GDP contracted 5.9% in the first quarter for the second quarter running. The outbreak of swine flu in the second quarter intensified the recession, particularly in the services sector. The decisive action of the government, which declared emergency health measures and gave transparent information on the measures taken, brought the situation under control. The experience of other countries with outbreaks suggests that the impact on productive activity is temporary; according to the latest indicators the economy is returning to normal.
As well as fiscal stimulus measures, the government took additional measures to stimulate the sectors affected by the swine flu outbreak. Interest rate cuts by the central bank, backed by the moderation of inflation and stabilisation of the Mexican peso, laid the foundations, as the global economy picks up, for Mexico’s recovery.
The pace of banking business decelerated sharply. Lending in the last twelve months remained flat (consumer credit and cards: -13%) and savings grew 3%.
The strategy is focused more on linking than capturing customers, with particular emphasis on high and medium income segments of individuals and SMEs. In banking business, the focus is on boosting deposits and selective growth in lending, with very rigorous criteria in new operations. The structure for the recovery of past-due loans, both in the network and the Contact Centre, was strengthened. The aim is to guarantee selective and profitable growth in retail business, combined with strict management of investments and spending.
In accordance with this strategy, the number of linked customers rose by 129,000 (+9%) in the last twelve months and they account for 18% of the total. In mortgages, the Group absorbed 22% of new ones in the medium-high income customer segment. Business with SMEs, transaction banking with companies and wholesale banking remained a priority.
Less emphasis, on the other hand, is being placed on consumer credit and cards, which declined 21%, partly for market reasons and partly due to very strict criteria in lending. Mortgages, however, grew 13%. Total lending declined 6%. Deposits without repos increased 2% and mutual funds declined 9%.
Among anchor products, the number of insurance policies was 3.3 million (+857,000 year-on-year) and payroll cheques amounted to 2.3 million.
In local currency, gross income was virtually unchanged and net interest income declined 8.0%, in line with the slower pace of growth in the financial system and in the bank. Rising interest rates in 2008 and declining in the first half of 2009 reduced the spread on loans by 6 b.p. and the spread on deposits by 78 b.p., compared with the first quarter in both cases.
The lower level of activity also affected fee income (-5.4%). Of note were insurance and foreign trade finance. Gains on financial transactions were EUR 234 million (+54.6%). A large part of this growth was due to customer transactions and hedging ones.
Operating expenses rose 1.5% (inflation of 5.7%), a smaller rise than in previous quarters and a trend which will intensify during the year. Net operating income declined 1.0%. Loan-loss provisions increased 47.4%, reflecting the deterioration of the risk premium (basically from cards), although the recent performance is better than in the fourth quarter of 2008.
Attributable profit was 28.8% lower at EUR 230 million (-37.3% in euros). Retail Banking’s profit declined 65.7% and Global Wholesale Banking’s was 97.6% higher.
The efficiency ratio was 32.0%, the recurrence ratio 72.3% and ROE 16.5%. The NPL ratio was 3.04% and coverage 122%.
Financial Report     37

January — June 2009
Information by principal segments
Chile
•	Higher profits, despite recession.

•	Sound revenues (albeit impacted by negative inflation in the UF portfolio) and costs slowing down.

•	Strong net operating income, which after loan-loss provisions increased at 13%.

•	Strengthening risk management (human and technological resources) particularly credit cards and consumer loans.
Santander is the largest financial group in Chile in terms of the number of customers (3.1 million), business and earnings. Its market shares are: 20.3% in loans and 20.4% in savings. It has 502 branches.
In the first quarter of 2009 the economy went into recession, with GDP falling for the third straight quarter, though less so (-0.6% quarter-on-quarter) than in the fourth quarter of 2008 (-2.1%). The annual rate of inflation dropped from a high of 9.9% last October to 1.9% in June. This trend enabled the central bank to aggressively cut its interest rates: the key rate fell from 8.25% at the end of 2008 to 0.50% in July, a reduction of 775 b.p. in just six monetary policy meetings.
The financial system’s savings rose 11% in the last twelve months, a slower pace. The rise in lending also significantly decelerated to 7%, with consumer credit up only 1% and commercial credit 7%.
Santander Chile is focusing on customer linkage and higher profitability. Growth in lending is more selective and on the savings side the emphasis is on demand deposits. Given the economic downturn, strict management of risks is particularly important and especially recovery activity. And after several years of increasing installed capacity, investment and spending in 2009 are being tightly controlled.
Payrolls, a highly binding product, rose 18% and helped to increase the quality of the customer base and future business prospects.
The density of the branch network and the improvements in the quality of service helped to increase the number of customers by 192,000 during the last twelve months, but the main strategic focus is on boosting those linked (655,000).
The number of insurance policies, a product without risk and one that generates fee income, reached 4.1 million, consumer credits stood at 904,000 and credit cards 1.4 million.
Lending rose 2% (+6% to individual customers and market share of 24.6%; loans to SMEs +2%). Deposits excluding repos declined 3%, although the balance of demand deposits increased 1% and mutual funds 9%.
In results (and always in local currency), gross income increased 18.8%. Net interest income remained unchanged from the same period last year, impacted by deflation in the first half which affected the long position of UF-indexed assets and liabilities. However, the evolution of the customer spreads remained very positive. Spreads on loans were well managed, offsetting the impact of the sharp fall in interest rates on deposit spreads.
Fee income increased 5.4% and gains on financial transactions amounted to EUR 142 million compared to EUR 3 million in the first half of 2008, from both results linked to customers and hedging to cover the fall in interest rates and inflation.
Operating expenses increased 1.6% (inflation of 1.9%), a softer rise than in previous quarters. Net operating income grew 29.3% year-on-year.
Net loan-loss provisions continued to increase at a faster pace (+62.8%), reflecting the higher risk premium (+66 b.p. in 12 months to 2.53%). As a result of this increase, together with higher taxes, attributable profit rose 8.9% (-0.5% in euros) to EUR 257 million.
Retail Banking’s profit, which dropped 19.0%, accounted for 56% of the Group’s total in Chile, while that of Global Wholesale Banking doubled and that of Asset Management and Insurance increased 33.2%.
The efficiency ratio improved to 32.4% from 37.9% in the first half of 2008, the recurrence ratio was 66.0% and ROE 28.4%. The NPL ratio was 3.30% and coverage 94%.
38     Financial Report

January — June 2009
Information by principal segments
Other countries
Argentina
Santander Río is one of the country’s leading banks, with market shares of 10.1% in both loans and in deposits plus mutual funds. It has 298 branches and 2.0 million customers, of which 42% are linked (+10% in the last twelve months).
The economy showed clear signs of downturn in the first quarter of 2009, with expectations of shrinkage. Interest rates remained low (Badlar rate at around 13% compared to 19% at the end of 2008) and the peso depreciated close to 10% against the dollar in the year to June.
The pace of growth in savings and loans in the financial system slowed down in the last few quarters and the quality of its balance sheet continued to improve, with high levels of liquidity. Non-performing loans (3.6%) began to rise from historic lows.
The Group is focusing on lifting the return on its business franchise, with greater importance attached to customer linkage and transaction banking and applying selective criteria in lending, while maintaining comfortable levels of liquidity. In the face of the downturn, management of the whole risk cycle is requiring specific attention and lower growth in business more rigorous control of spending.
Loans increased 8% year-on-year, a slower pace. In the last twelve months, 83,000 loans and 171,000 cards were granted, and the number of new payrolls and insurance policies was 26,000 and 83,000, respectively. Savings increased 18% (deposits without repos: +19%).
Gross income rose 39.6% in local currency and net operating income 71.5%. Attributable profit was 16.1% higher at EUR 114 million, due to the sharp rise in loan-loss provisions and taxes. The efficiency ratio was 38.7% (50.1% in June 2008) and the recurrence ratio 97.5%. The NPL ratio was 2.67% and coverage 151%.
Uruguay
Santander is the largest private sector bank in the country in terms of the number of branches (42) and business (market share of 18.9% in lending and 18.5% in savings). The incorporation of ABN doubled the volume of lending and tripled savings, enhancing the already Bank’s good liquidity position in the country.
The economy was in recession in the first quarter (-2.9% quarter-on-quarter), after growing strongly in the previous five years (annual average of 6.7%). Inflation dropped from 9.2% at the end of 2008 to 6.5% in June, within the central bank’s target range (3%-7%). This enabled it to implement a more pro-cyclical monetary policy, cutting its key rate 100 b.p. in June (to 8%), the second cut of the year, after raising it 225 b.p. in January.
Growth in deposits and lending in the financial system slowed down to 12% and to 11%, respectively, year-on-year in current dollars.
The strategy this year is to increase customer loyalty and strengthen attention to the high income segment via the Van Gogh project. Under a strategy of selective growth, the aim is to link SME and company clients and foster greater use of our transaction products. Progress is being made in IT integration, following the merger with ABN, in order to obtain synergies.
Lending rose 131% and deposits 234%. Attributable profit was EUR 23 million in the first half. Gross income tripled and provisions and costs increased 80.8% and 155.8%, respectively, because of the impact of new perimeter.
The efficiency ratio was 54.0% and recurrence 30.9%. The NPL ratio was 0.41% and coverage reached very high levels, underscoring another of the strengths of the new bank.
Puerto Rico
Santander Puerto Rico is one of the island’s largest financial groups. It has 130 branches, 435,000 customers (23% of them linked) and market shares of 8.8% in loans, 11.5% in deposits and 22.8% in mutual funds.
The economy remained in recession, affecting both the growth of the financial system and its profitability, under pressure from lower activity and higher risk premiums. In this environment, the Group continued to focus on selective growth in business with individual customers and companies, while strengthening the recovery of loans in default and cutting costs.
Attributable profit was EUR 18 million (EUR 7 million loss in the first half of 2008), thanks to strict control of costs and the lower allocation to loan-loss provisions. The efficiency ratio was 52.3% and the recurrence ratio 41.9%. The NPL ratio was 9.34% and coverage 57%.
Colombia
The market shares in Colombia are 2.9% in loans and 3.5% in deposits plus mutual funds. The Group has 77 branches and 503,000 customers.
The economic downturn was confirmed in the first quarter. As a result of this and lower inflation, which in June was below the target range, the central bank reduced its interest rate to 4.5% (cut of 500 b.p. in the first half).
The Group is focusing on selective growth in lending and maintaining appropriate levels of liquidity. Transaction banking is being strengthened and particular attention paid to credit risk management and reducing the growth in costs. In line with this strategy, lending grew 11% and savings increased 43%.
Attributable profit was EUR 16 million, 17.4% more in local currency due to the rise in revenues which almost doubled that in costs. Net operating income increased 24.6%. The NPL ratio was 1.59% and coverage 218%.
Peru
Activity was focused on companies and tending to the Group’s global customers. Attributable profit was EUR 3 million which, while modest, shows a favourable trend as before earnings were either zero or there was a small loss.
Venezuela
The Group sold Banco de Venezuela to Banco de Desarrollo Económico y Social (public institution of the Bolivarian Republic of Venezuela) in July. Its results are therefore placed in discontinued operations for 2008 and 2009.
Financial Report     39

January — June 2009
Information by principal segments
Corporate activities

			Variation
Million euros	H1 ’09	H1 ’08	Amount	(%)
Income statement
Net interest income	(1,225)	(954)	(271)	28.4

Net fees	12	9	3	34.5
Gains (losses) on financial transactions	408	500	(93)	(18.5)
Dividends	73	163	(89)	(55.0)
Income from equity-accounted method	(10)	141	(151)	—
Other operating income/expenses (net)	29	21	8	38.3

Gross income	(713)	(120)	(593)	494.6

Operating expenses	(431)	(367)	(64)	17.5
General administrative expenses	(360)	(258)	(101)	39.2
Personnel	(161)	(142)	(20)	13.9
Other general administrative expenses	(198)	(117)	(82)	70.0
Depreciation and amortisation	(71)	(108)	37	(34.1)

Net operating income	(1,144)	(487)	(657)	135.0

Net loan-loss provisions	11	(69)	81	—
Other income	(282)	(30)	(252)	835.5

Profit before taxes (w/o capital gains)	(1,414)	(586)	(828)	141.3

Tax on profit	614	467	147	31.6

Profit from continuing operations (w/o capital gains)	(800)	(119)	(681)	571.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit (w/o capital gains)	(800)	(119)	(681)	571.6

Minority interests	3	0	3	—

Attributable profit to the Group (w/o capital gains)	(803)	(119)	(683)	573.5

Net capital gains and extraordinary allowances	—	—	—	—

Attributable profit to the Group	(803)	(119)	(683)	573.5

Balance sheet
Trading portfolio (w/o loans)	4,120	2,674	1,446	54.1
Available-for-sale financial assets	24,233	17,156	7,077	41.2
Investments	48	4,343	(4,294)	(98.9)
Goodwill	23,192	21,651	1,541	7.1
Liquidity lent to the Group	68,585	90,898	(22,314)	(24.5)
Capital assigned to Group areas	50,287	43,169	7,118	16.5
Other assets	89,701	61,505	28,196	45.8

Total assets/liabilities & shareholders’ equity	260,166	241,396	18,770	7.8

Customer deposits*	1,221	2,826	(1,605)	(56.8)
Marketable debt securities*	93,266	108,224	(14,958)	(13.8)
Subordinated debt	23,463	21,894	1,569	7.2
Other liabilities	77,037	56,792	20,245	35.6
Group capital and reserves	65,180	51,660	13,520	26.2

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	117,950	132,945	(14,995)	(11.3)

*	Including all on-balance sheet balances for this item
40     Financial Report

January — June 2009
Information by principal segments
Corporate Activities
•	This area’s results were more negative than in the first half of 2008 because of:
•	Lower income by the equity accounted for method from Cepsa and Sovereign (the latter consolidated by global integration since the first quarter of 2009).

•	Lower net interest income and reduced dividends.

•	Higher expenses from rentals.

•	Provisions for Metrovacesa.
Corporate Activities covers a series of centralised activities and acts as the Group’s holding. It manages all capital and reserves and allocations of capital and liquidity with the rest of businesses on the basis of the criteria set out on page 20 of this report.
The area made a loss of EUR 803 million in the first half compared to a loss of EUR 119 million in the same period of 2008. This was mainly due to the lower revenues in almost all business lines and higher operating expenses.
The main developments were:
•	Net interest income was EUR 1,225 million negative compared to EUR 954 million also negative in the first half of 2008, because of the higher financing cost.
•
Income from the equity accounted method was EUR 141 million positive in the first half of 2008 compared to a loss of EUR 10 million in the same 2009 period. The difference was largely due to the agreement to sell the stake in Cepsa and Sovereign’s consolidation by global integration.

•
Gains on financial transactions were EUR 408 million, down from EUR 500 million in the first half of 2008, basically due to the lower revenues from hedges. The second quarter’s gains were higher than the first’s, as the charge made in the first quarter in this line for Metrovacesa was transferred in the second quarter to the line “other income and provisions”.

•	Dividends received dropped from EUR 163 million in the first half of 2008 (including those from the stakes in RBS and Fortis) to EUR 73 million.
•
Operating expenses increased by EUR 64 million because of higher general expenses, partly offset by lower amortisations. The sale of buildings and of Grupo Santander City meant greater spending on rentals and lower amortisations.

•	Net loan-loss provisions included a small release of generic provisions in the first half of 2009 as against an allocation in 2008.
•
Other income covers various provisions and writedowns. The figure in the first half of 2009 was EUR 282 million compared to EUR 30 million in the same period of 2008. The difference was mainly due to the EUR 195 million charge for Metrovacesa, transferred to this line in the second quarter as previously mentioned.

•	Lastly, in tax on profits the recovery was EUR 147 million more than in the first half of 2008, because of higher negative results in the current year.
As regards the area’s sub segments:
•
Equity Stakes: this centralises the management of equity stakes in financial and industrial companies.

In 2008 and the first half of 2009, the Equity Stakes line recorded a sharp fall to almost zero because of the global integration of Banco Real and Sovereign, and the exit from Cepsa.

•
Financial Management: this area carries out the global functions of managing the structural exchange rate position, the structural interest rate risk and the liquidity risk. The latter is conducted through issues and securitisations. It also manages the Group shareholders’ equity.

This sub segment includes the cost of hedging the capital of the Group’s non-euro denominated subsidiaries, in the face of exchange-rate fluctuations. In order to minimise this cost, the current policy is aimed at covering the excess capital of each subsidiary above 7% of their risk weighted assets (the Group’s core capital objective), either through direct term positions in the case of the most liquid currencies, such as the dollar or sterling, or through a strategy of option “tunnels”.

The year’s results in currencies other than the euro are also hedged, using in each case the aforementioned strategies. In 2008 and the first half of 2009 the main units with exchange-rate risk remained hedged.

This sub segment also manages shareholders’ equity, the allocation of capital to each business unit, and the cost of financing investments. This means that the contribution to earnings is usually negative.

Financial Report     41

January — June 2009
Information by secondary segments
Retail Banking
•	Managing business and results against a background of recession.
•	Moderate business growth and management of spreads produced a rise in revenues.
•	Rigorous discipline in costs, which remained flat, and a further gain in efficiency.
•	Higher provisions, due to the worsening environment.
The Group’s Retail Banking generated 84% of the operating areas’ total gross income in the first half of 2009 and 68% of attributable profit (EUR 3,580 million). Profit was 6.4% lower than in the same period of 2008, due to the reduced volume of activity, the higher total risk cost and the negative impact of exchange rates.
Gross income was EUR 16,867 million, 15.3% higher than the first half of 2008 and faster year-on-year growth than in the first quarter (12.8%). Net interest income increased 23.0% year-on-year, spurred by moderate business growth and better customer spreads. Net fees were 2.2% lower than in the first half of 2008 because of reduced activity, although the second quarter performance was positive. These year-on-year variations were positively impacted by the perimeter and negatively by exchange rates. Excluding them, total revenues were 9.5% higher than in the first half of 2008.
Operating expenses rose 10.5% year-on-year (only 0.5% without perimeter and forex impact). The efficiency ratio (including amortisations) improved by 1.8 p.p. to 40.9%. Net operating income was 18.9% higher at EUR 9,964 million.
Net loan-loss provisions increased 68.5%, more moderate growth than in the first quarter.
Total lending rose 19% year-on-year and customer deposits 40%, benefiting from the latest acquisitions. Growth with regard to the first quarter was 2% and 3%, respectively, mainly due to the exchange rate impact.
•
Retail Banking in Continental Europe, favoured by the acquisitions, continued the good growth trends in volumes and results. Net interest income rose 29.8% year-on-year, net operating income 18.8% and attributable profit 2.2%, after deducting provisions.

The main drivers were business volumes, whose growth moderated quarter-on-quarter, good management of spreads in an environment of a sharp fall in interest rates and selective control of costs. The efficiency ratio (with amortisations) improved from 38.6% in the first half of 2008 to 36.9% a year later.

Income statement and business volumes. secondary segments

	Operating		Retail		Global		Asset Management
	business areas(1)		Banking(1)		Wholesale Banking		and Insurance
Million euros	H1 ’09	(%)	H1 ’09	(%)	H1 ’09	(%)	H1 ’09	(%)

Income statement

Net interest income	13,881	24.5	12,541	23.0	1,239	45.6	101	3.4

Net fees	4,526	(0.1)	3,683	(2.2)	618	26.4	225	(18.2)
Gains (losses) on financial transactions	1,432	33.4	655	12.4	765	63.7	12	(49.2)
Other operating income*	242	(21.7)	(12)	—	73	(9.4)	180	19.5

Gross income	20,080	17.7	16,867	15.3	2,695	42.8	519	(5.3)

Operating expenses	(7,622)	7.8	(6,902)	10.5	(568)	(13.2)	(152)	(10.6)
General administrative expenses	(6,909)	6.4	(6,242)	9.0	(528)	(12.0)	(139)	(14.8)
Personnel	(4,003)	5.9	(3,601)	8.7	(330)	(14.6)	(72)	(10.6)
Other general administrative expenses	(2,906)	7.2	(2,641)	9.4	(198)	(7.3)	(67)	(18.8)
Depreciation and amortisation	(713)	23.5	(660)	27.7	(40)	(25.6)	(14)	80.3

Net operating income	12,458	24.7	9,964	18.9	2,127	72.4	367	(2.9)

Net loan-loss provisions	(4,637)	65.0	(4,649)	68.5	12	—	(0)	(37.6)
Other income	(494)	41.3	(470)	44.8	(13)	(44.9)	(11)	513.2

Profit before taxes	7,327	7.3	4,845	(8.5)	2,126	83.3	355	(5.3)

Tax on profit	(1,857)	1.8	(1,130)	(14.6)	(610)	56.8	(117)	4.9

Profit from continuing operations	5,470	9.3	3,715	(6.4)	1,517	96.7	238	(9.7)

Net profit from discontinued operations	61	(48.7)	61	(48.7)	—	(100.0)	—	—

Consolidated profit	5,531	8.0	3,776	(7.6)	1,517	96.7	238	(9.7)

Minority interests	209	(23.5)	196	(25.6)	4	—	10	(20.6)

Attributable profit to the Group	5,322	9.7	3,580	(6.4)	1,513	95.7	228	(9.1)

Business volumes
Total assets	1,111,210	19.9	820,673	25.0	264,346	6.0	26,191	26.3
Customer loans	693,092	16.3	620,126	19.4	72,289	(5.3)	677	526.9
Customer deposits	482,553	29.8	429,979	40.2	52,135	(19.5)	438	72.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1)	Including Sovereign (more details on pages 48 and 49)
42     Financial Report

January — June 2009
Information by secondary segments
•
Retail Banking in the UK was conditioned by the wider perimeter following the incorporation of A&L and B&B. This, coupled with Abbey’s good performance, produced a 43.9% rise in attributable profit in sterling. The drivers were the same as for other units: higher revenues spurred by net interest income, a smaller rise in costs, which made the efficiency ratio 3.7 p.p. better than in the first half of 2008, and loan-loss provisions.

•
The results of Retail Banking in Latin America came from growth in customer business, the good performance of net interest income, within the region’s environment of lower economic growth, and control of costs compatible with business development. Net interest income rose 8.8% in constant euros, gross income was 8.3% higher and operating expenses slightly lower (-0.8%).

As a result, the efficiency ratio (with amortisations) improved from 45.1% in the first half of 2008 to 41.5% a year later, while net operating income was 15.8% higher year-on-year.

As a result of the big rise in net loan-loss provisions, attributable profit was 23.2% lower than in the first half of 2008 (+28.5% in euros).
The Global Private Banking division includes institutions that specialise in financial advice and asset management for high income clients (Banif in Spain, Cater Allen, James Hay, Abbey Sharedealing and Abbey International in the UK and Santander Private Banking in Latin America and Italy), as well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks.
This division’s attributable profit was EUR 177 million, 0.4% more year-on-year. Despite the negative evolution of markets over the past twelve months, gross income only fell 5.2% thanks to net interest income (good management of spreads), which partly offset the lower fee revenue. Operating expenses dropped 4.1%, which is even more noteworthy if we consider only personnel and general expenses (-6.9%).
Managed assets amounted to EUR 92,744 million, 14% less than in June 2008. The impact of markets (falls of close to 19% in the Ibex-35 in the last 12 months and over 28% in the EuroStoxx 50 and the S&P 500) was partly compensated by the success in capturing deposits and business with customers.
The division continued to adapt its business model to the various units, with special emphasis on the IT platform for management of clients which will be the same for all of them. (SPB Italy is the first to share the same platform used in Spain). This will enhance the quality of service and obtain significant synergies.
Retail Banking. Income Statement

	Gross income		Net operating income		Attributable profit
Million euros	H1 ’09	Var (%)	H1 ’09	Var (%)	H1 ’09	Var (%)

Continental Europe	7,041	15.7	4,445	18.8	1,998	2.2

o/w: Spain	4,486	3.3	2,748	5.3	1,451	(2.6)
Portugal	543	2.7	296	4.9	226	1.0

United Kingdom	2,348	47.7	1,305	58.2	635	24.8

Latin America	6,818	(1.8)	3,991	4.7	973	(28.5)

o/w: Brazil	4,381	0.1	2,528	11.6	488	(24.4)
Mexico	984	(20.2)	629	(24.6)	81	(69.8)
Chile	736	2.0	475	6.8	144	(25.9)

Sovereign	660		223		(26)

Total Retail Banking	16,867	15.3	9,964	18.9	3,580	(6.4)

Financial Report     43

January — June 2009
Information by secondary segments
Global Wholesale Banking
•	Strong growth in earnings and gain in market share, as competitors drop out.
•	High share of customer revenues, which grew strongly because of greater activity and increased spreads.
•	Lower costs thanks to structure adjustments made in 2008.

•	Rigorous management of risk, liquidity and capital.
This segment, managed by Santander Global Banking & Markets, contributed 13% of total gross income and 28% of attributable profit (EUR 1,513 million, 95.7% more than the first half of 2008 and a second quarter profit 38.5% above that of the first quarter).
This performance was backed by a business model focused on customers, the area’s global capacities and its connection with local units, combined with a strict control of costs and risks. Another decisive factor is the strength of the Group’s capital and liquidity which, within rigorous control of both variables, is enabling us to maintain a high level of unrestricted activity and embark on new operations, occupying the space left by other players.
All of this was clearly reflected in results. Gross income increased 42.8% year-on-year, backed by net interest income (+45.6%) which underscored the high degree of activity and the rise in spreads in the current environment. Fee income grew 26.4%, with faster growth in the second quarter. Gains on financial transactions increased 63.7%, following a much better second quarter.
Operating expenses dropped 13.2% year-on-year, reflecting the structure adjustments made in the second half of 2008 to adapt the area to the new environment. The efficiency ratio improved 13.6 p.p. to 21.1% and net operating income was 72.4% higher at EUR 2,127 million.
This growth and the lower level of provisions fed through to attributable profit (+95.7% year-on-year).
From a management standpoint, the results are supported by client revenues which continued to grow on a sustained basis: they were 50.3% higher in the first half and the second quarter’s were 9.9% more than the first quarter’s. All geographic areas increased their revenues: Continental Europe (+62% year-on-year), United Kingdom (+43%) and Latin America (+42%) with strong growth in all countries.
These growth rates were achieved with strict management of volumes and risks for the whole area which maintains a medium-low risk profile (mix of clients, diversification, high ratings of borrowers and counterparties). Total risk weighted assets remained stable compared to June 2008.
In order to maintain the trend in client revenues, we are continuing to deepen the global focus of business, increasing the Global Customer Relation Model and fostering inter-relation between the product areas and specialised units. The Model, which concentrates management of global corporations and institutions, increased its revenues 42% year-on-year.
The product areas are also deepening their knowledge of business, becoming more global and adapted to the changing needs of markets and clients. Their performance was the following:
1) Global Transaction Banking
This area, which includes cash management, trade finance and basic financing, increased its client revenues 58% year-on-year, backed by a solid position in its natural markets where it provides local and regional solutions for corporate and institutional clients.
Trade Finance revenues jumped 98%, with rises in all geographic areas, particularly Brazil (main engine of growth, awarded the Excellence Prize by the magazine Trade Finance), Mexico and Chile. Basic Financing also doubled its revenues in constant euros, the result of moderate rises in volumes and better spreads, which reflected the repricing in renewals and in new operations to adapt them to the current liquidity and risk conditions.
Lastly, lower growth in Cash Management (+12% in constant euros), due to the slowdown in volumes and lower benchmark interest rates.
2) Corporate Finance
This area (including Mergers and Acquisitions and Asset & Capital Structuring, -A&CS-) increased its client revenues 23% year-on-year, despite the sharp decline in the number and size of corporate operations. The main revenue drivers were the accrual of operations already completed and the stability of A&CS business. In any case, the revenues were far from the levels of the second half of 2008.
44     Financial Report

January — June 2009
Information by secondary segments
Of note during the second quarter in Mergers and Acquisitions, where the pipeline continued to increase and we maintained reference positions in Spain and Portugal and Latin America, were the following operations: in Europe, the closure of the sale to Enel by Acciona of its stake in Endesa and the acquisition of Manley by Flamagás; in Latin America, the acquisition of Zamprogna by Usiminas in Brazil and the purchase of Hugo Tarquino S.A. by Makro.
Strong activity in Asset & Capital Structuring. Particularly noteworthy were the developments in the solar energy sector (sale of an 8 MW park, acquisition of various licences in Italy totalling 30 MW), in asset structures (tax lease operations in Spain and operational leasing in Europe for a total of close to EUR 250 million) and in the R+D+i profit product (25 transactions closed; adjustment to aid programmes of Spanish public institutions).
3) Credit Markets
Credit Markets, which include origination activities, risk management, distribution of structured products and debt, doubled its client revenues year-on-year, backed by all products and countries, particularly Spain and Brazil. And this was achieved with consumption of capital lower than in 2008 because of strict control and rotation of risk assets.
In loans, Santander’s entry into the reference group of international banks was confirmed during the first half, following its notable participation in syndicated loans, credits and finance projects, operations which account for a total of more than EUR 70,000 million. In bonds, we continued to be a noteworthy player in the primary market with large volumes. Santander was among the top 10 corporate issuers in Europe and one of the top 5 Latin American issuers in the US.
Noteworthy operations for the quarter are: the execution and cancelation of debt in the Acciona-Endesa-Enel operation; bond conversion and subsequent placement of the loan to Pfizer for the acquisition of Wyeth in the US; Termonorte in Brazil and Pemex issue in Mexico; and the first two windpower project finance operations in the US (FPL -sponsor leader- and First Wind).
4) Rates
The customers revenues of this area (including structuring and trading activities in interest rates and exchange rates for institutional clients — Santander Global Markets — and retail customers — Santander Global Connect —) increased 64% year-on-year. This was due to the solid growth in the sale of simple derivatives and plain vanilla products, particularly to corporate and institutional clients, with better prices and efficient management of books in all countries.
Spain, the area’s main market, generated solid rises in sales in the wholesale segment and consolidated its retail business. The performance in Brazil was notable, especially with corporate clients. Following the full integration of the teams and clients of Banco Real, sales were close to those in Spain. Revenue growth in the UK, today the third largest market, reflected the construction of a growing franchise, as a result of the entry of new institutions.
5) Equities
Global Equities (activities related to the equity markets including settlement and custody) showed the first signs of recovery after several quarters of considerable uncertainty which hit the markets. Client revenues in the second quarter were double those of the first quarter, producing a 2% increase in the first half.
This improvement was significant in brokerage in core markets, one of the hardest hit segments, whose revenues were 60% higher in the second quarter than in the first thanks to larger trading volumes. However, volumes and revenues (-20% year-on-year) are still far from pre-crisis activity levels.
The performance was also better in primary markets in Europe and Latin America: the combined revenues were almost three times more in the second quarter than in the first, albeit from a low level. In Latin America, the Group once more demonstrated its leadership with the top spot in the ranking of issues in the primary market.
The more stable markets favoured the recovery of books of derivatives and spurred sales of investment solutions and hedging of risks by clients. Revenues were higher year-on-year. However, there were still no signs of recovery in brokerage of equity derivatives in organised markets (-27% year-on-year) and in custody of securities (-17% year-on-year).
Lastly, Securities Financing in the UK made a solid contribution and doubled its revenues in sterling, driven by greater volumes and rotation of the portfolio.
Financial Report     45

January — June 2009
Information by secondary segments
Asset Management and Insurance
•	Revenues accounted for 9% of the operating areas’ total.
•	Preference for deposits / liquidity reduced the sale of mutual / pension funds and insurance and their revenues.
•	Mutual / pension funds: streamlined product range and readjustment of structures to the new revenues environment
•	Insurance: continued strengthening of its global management model, developing new products
Attributable profit was EUR 228 million, 9.1% less than in the first half of 2008 (-2.3% excluding the exchange-rate impact) and 4% of the operating areas’ total.
Gross income fell 5.3% year-on-year, as the higher revenues from insurance did not offset the fall in asset management, particularly fee income. A key factor was the decline in the managed volumes of mutual funds, particularly in Spain.
Operating expenses were 10.6% lower, reflecting the area’s efforts to adapt its structures to the new environment of revenues. Net operating income declined 2.9%, a trend that fed through to attributable profit mainly because of the higher tax rate.
Total revenues contributed to the Group by asset management and insurance activities, including those recorded by the distribution networks, amounted to EUR 1,789 million, 9% of the Group’s total.
Asset Management
Santander Asset Management generated total revenues of EUR 592 million, 30.7% lower than in the first half of 2008. Attributable profit was EUR 40 million (-52.0%), after deducting operating expenses and fees paid to the commercial networks. Total managed assets amounted to EUR 105,000 million, 4% more than at the end of 2008.
The main elements by units and countries were as follows:
•
In traditional management of assets, the second quarter saw the recovery of interest in mutual funds by clients and distributors in more markets. After the push from Chile, Colombia and Mexico at the start of the year, the UK and Portugal returned to net positive inflows, albeit still relatively moderate. There was also a general recovery in securities markets which produced a considerable increase in the volume managed.

At the end of June, the Group administered EUR 100,000 million in mutual funds, investment companies and pension plans, 5% more than at the end of 2008. Spain is the main market, followed by Brazil and the UK (overall, more than 80% of the managed volume).

In Spain, despite the improvement in the stock market, the mutual fund industry has still not regained a clear growth trend. The preference of institutions for balance sheet instruments and investors’ scant appetite for risk assets is holding up the recovery of the sector, which continues to accumulate net outflows (close to 5% in the first half). In this environment, total assets managed, including pension funds, amounted to more than EUR 43,000 million, 7% lower than at the end of 2008.

Of note, meanwhile, in the second quarter was the Brazilian market’s favourable response to our innovative offers with protected capital and the growth achieved in the UK market by our commercial networks in the retail segment. At the end of June, the total managed volumes in Brazil and the UK were above EUR 27,000 million and EUR 9,000 million, respectively.

Lastly, at the global level, Santander Asset Management continued to streamline the range and merger of funds, particularly in Spain, Brazil and Mexico, in order to provide the Group’s commercial networks with simple and well-known products, with high average volumes and the focus of management teams. We also continued to foster our unified platform of investment products which can be distributed via various networks, particularly those of private banking.

•
In real estate fund management, we completed in May the repayment of the first 10% demanded by investors in Santander Banif Inmobiliario in Spain. We also launched an orderly process of sale of the assets of this fund. The aim is to achieve (in the best interest of investors) the best combination of speed, best price and the maximum attendance of investors.

As a result, some buildings were sold in the first half of 2009 for EUR 262 million.

•
In alternative management, and with regard to the Bernard L. Madoff bankruptcy and its impact on two funds managed by Optimal Investment Services, the funds reached an agreement with the Trustee responsible for liquidating Bernard L. Madoff Investment Securities LLC (BLMIS). Under the agreement, the Trustee allows the funds’ claims in the liquidation proceeding and recovers part of the reimbursements received by the funds which the Trustee is entitled to claim under US law by way of clawback.

Asset Management and Insurance. income statement

	Gross income		Net operating income		Attributable profit
Million euros	H1 ’09	Var (%)	H1 ’09	Var (%)	H1 ’09	Var (%)

Mutual funds	128	(34.9)	55	(49.3)	32	(57.1)
Pension funds	17	(13.6)	12	(18.1)	8	(12.0)
Insurance	374	12.8	301	17.5	188	12.3

Total Asset Management and Insurance	519	(5.3)	367	(2.9)	228	(9.1)

46     Financial Report

January — June 2009
Information by secondary segments

The agreement was reached after an analysis by the Trustee of Optimal’s conduct in its investments with BLMIS, which included a review of Optimal’s documents related to the process of due diligence. The Trustee concluded that Optimal’s conduct does not give rise to any grounds for lodging complaints against Optimal’s companies or against any other institution of Grupo Santander (different to the aforementioned claims, which do not derive from inappropriate conduct by the funds).

•	The venture capital fund Santander Private Equity managed over EUR 300 million, slightly more than at the end of 2008.
Insurance
Santander Insurance generated attributable profit of EUR 188 million, 12.3% more than in the first half of 2008. Higher revenues from net interest income and insurance activity and flat operating expenses offset lower fees.
From a management standpoint, Santander Insurance generated total revenues (the area’s gross income plus fee income paid to the networks) of EUR 1,198 million (-2.2% year-on-year), 6.0% of the operating areas’ total. Its total contribution to the Group’s results (profit before tax of the insurance companies and brokers and fees received by networks) was EUR 1,114 million, 2.9% lower than in the first half of 2008 (+2.5% excluding the exchange-rate impact).
Santander Insurance continued to make progress in its global business model, developing new products via its distribution channels. It also consolidated its position with the acquisition of 50% of the insurer Real Tokio Marine and Vida e Previdencia in Brazil, which the Group did not have, and the integration of the businesses of Alliance & Leicester, GE Money and Sovereign.
Premium income was 24% lower, hit by the Group’s reduced lending (affecting products related to credits) and customers’ greater preference for liquidity, which reduced the demand for insurance savings.
Continental Europe, which contributed 51% of the total, was affected by both of these factors, mainly in Spain and Portugal.
Spain (excluding SCF business), contributed EUR 216 million (-32% year-on-year) and reflects to a greater extent the impact of reduced business and the change of mix in savings insurance products, which dropped 40%. Of note was the rise in insured products (“Rentas” and “Planes de Ahorro”) and the decline in term life insurance. In protection insurance, the downturn in lending reduced total sales as this could not be offset by non-credit linked insurance sales.
Of note in Portugal was the growth in revenues from protection insurance and the lower contribution of savings products. Its total contribution was EUR 66 million (-23%).
Santander Consumer Finance, on the other hand, maintained a strong pace in insurance sales, particularly in Germany due to the government’s scrapping scheme in the car sector and the incorporation of new units. Its total contribution was 13% higher at EUR 283 million.
The UK’s total contribution was EUR 109 million, 30% more in sterling than in the first half of 2008, due to the incorporation of new banking networks and the new business of cards. They offset the decline in payment protection insurance (PPI), due to changes in the UK regulatory environment and the fall in new mortgages.
Latin America, with EUR 426 million, kept up a good pace of activity (+26% year-on-year excluding the exchange-rate impact) and contributed 38% of the total. The greater efficiency in selling via bank branch networks and other channels such as telemarketing, coupled with the development of simple and transparent products not linked to lending, pushed up the results of the main countries. Of note was Brazil (+33% in reales), spurred by its business plan and the new businesses acquired during the first quarter.
The incorporation of Sovereign contributed EUR 16 million, generated by fee income from the distribution of savings insurance.
Financial Report     47

January — June 2009
Information about Sovereign
Sovereign
Description of the bank and its environment
Banco Santander completed on January 30 the acquisition of 75.65% of Sovereign that it did not already own, making it a fully-owned subsidiary of Grupo Santander. As a result of this transaction, Banco Santander exchanged 0.3206 ordinary shares for every ordinary share of Sovereign. A total of 161,546,320 ordinary shares were issued for an effective amount (nominal plus premium) of EUR 1,302 million.
Sovereign gives Grupo Santander the possibility to operate in the northeast of the US, one of the country’s most attractive areas, most stable and less subject to cyclical changes and where six of the 26 largest cities are located.
Sovereign has 751 branches, 2,380 ATMs and around $100,000 million of loans and deposits combined (50-50 mix). Its business model, focused on retail customers and small companies, fits Santander’s profile perfectly and offers a notable growth potential in earnings in coming years, both via business as well as through synergies.
The economic environment in which Sovereign conducts its business is conditioned by a sharp fall in GDP in the last part of 2008 and the first quarter of 2009 (falls of around 5%-6%). This was accompanied by a significant correction of the imbalances accumulated during the boom period, with the consequent impact on the variables of banking business.
The rate of household savings, which was virtually zero, reached 6% of available income, reducing consumption and the financing need. Residential investment fell by double digit rates, which is equally necessary to absorb the excess supply and correct housing overpricing. This impacted the financing need.
Although both adjustment processes have not yet come to an end, and more time is needed to recover pre-crisis growth rates, it is likely that both consumption and residential investment did not continue in the second quarter the intense falls of the last two quarters.
Reflecting the downturn and the financial problems of banks, lending in the US as a whole fell 4% in March year-on-year and deposits grew 7%. Of note in lending was the 7% drop in residential mortgages, 3% in industrial and commercial enterprises and 3% in consumer credit excluding cards. Of note in deposits was the search for security, with preference for core deposits (+8%) over time deposits (+5%) and within the former sight deposits (+12%).
The business performance in the footprint where Sovereign develops its activity is significantly better, as the region’s potential and resilience shows. Growth in lending in March was zero, due to the fall in consumer credit (-5%) as both lending to companies (+2%) as well as mortgages (+4%; residential, +2%) registered positive growth. Deposits grew faster (+7%), particularly core ones (+10%), driven by sight deposits (+27%) as time deposits only rose 2%.
Integration of Sovereign in Grupo Santander
The second quarter for Sovereign was a period of stabilisation and consolidation of the changes made since it was acquired. Once the new management team was in place, the corner stone of the measures taken in the second quarter was to put into effect the best practices in key areas. The main measures were:
•
Reorganisation and strengthening of the teams in risks, adapting them to Santander’s model, with particular emphasis on the model in recoveries from companies. Also noteworthy was the creation of a Risks Committee with four directors which meets weekly and reviews activity from a global risk standpoint.

•
The consolidation of various committees responsible for basic functions (ALCO, Risks, Marketing) began to generate a recurrent dynamic of discussion and improved activity, favouring integrated management of all relevant aspects of business.

All these new activities in the framework of corporate governance are coordinated and supervised by the highest executive bodies (Management Committee and Board of Directors, supported by the Auditing Committee).
As regards business, we continued to improve the mix and strengthen net interest income, while improving the efficiency ratio via costs. The main actions were:
•
In the environment of low short-term interest rates, management was focused on improving the spreads of new operations and renewal of loans, reflecting the higher cost of liquidity and risk. This is enabling us to limit the impact of lower interest rates on the return on assets, while continuing with the reduction of loans in non-basic segments and businesses.

•
In customer deposits, we tackled the sharp fall in prices in line with the market’s benchmark rates, especially in products of higher cost, which happened without significantly affecting volumes (-2.6% over March).

In the second quarter of 2009 sight deposits increased 5% despite the lower spreads on deposits, thanks to the boost in sight deposits without interest being paid on them (+11% over March), reflecting the greater confidence generated by Santander and the linkage of customers to Sovereign.

•	In costs, measures to reach 65% of the envisaged savings for the year are already in place, especially those related with the elimination of redundant functions and the reorganisation of businesses.

Likewise, and underpinned by the Group’s global negotiation capacities, additional savings initiatives in the areas of marketing, outsourcing (consulting, legal advice, etc) and the hiring of services and supplies were identified and are being implemented.

48     Financial Report

January — June 2009
Information about Sovereign
Balance sheet and income statement
As in other businesses, Sovereign’s income statement and ratios have been restated in accordance with the criteria set out on page 20 of this report, and so the figures shown here do not coincide with those published locally.
Five months of the income statement have been incorporated (February, March and the whole of the second quarter). Gross income amounted to $878 million, net operating income was $297 million and attributable profit was $35 million negative (-EUR 26 million).
Net interest income was $679 million. In the second quarter (the first full one) it was $414 million and the return on assets was higher than the first quarter’s but still far from that of a year earlier. The main reasons for the improvement over the first quarter were the efforts made in active yields management, which was aimed to offset the continuous fall in official interest rates, and the policy of reducing the cost of customer deposits.
Operating expenses amounted to $581 million ($332 million in the second quarter, 11% lower than those of February and March at a quarterly rate). The measures taken in the first quarter are beginning to bear fruit and were strengthened by other actions and policies to contain administration costs.
Net loan-loss provisions amounted to $360 million ($238 million in the second quarter) reflecting the worsening of the business environment and the effort made in loan-loss provisions to increase the coverage ratio. In this scenario, Sovereign’s credit quality deteriorated in line with that of the banking system’s. Its NPL ratio was 4.34% and coverage 67%.
Given the features of Sovereign’s portfolio and the macroeconomic conditions in the US and globally, the bank’s non-performing loans will rise, although the measures put into effect to strengthen the balance sheet and recoveries will help to offset the impact.
Sovereign incorporated to the Group $53,093 million (EUR 37,564 million) of customer loans and $49,376 million (EUR 34,934 million) of customer deposits, respectively 5% and 6% of the operating areas’ volumes.
Sovereign

Million euros	H1 ’09
Income statement

Net interest income	510

Net fees	179
Gains (losses) on financial transactions	30
Other operating income*	(59)

Gross income	660

Operating expenses	(436)
General administrative expenses	(382)
Personnel	(233)
Other general administrative expenses	(149)
Depreciation and amortisation	(54)

Net operating income	223

Net loan-loss provisions	(270)
Other income	(1)

Profit before taxes	(48)

Tax on profit	22

Profit from continuing operations	(26)

Net profit from discontinued operations	—

Consolidated profit	(26)

Minority interests	—

Attributable profit to the Group	(26)

Balance sheet
Customer loans**	37,564
Trading portfolio (w/o loans)	204
Available-for-sale financial assets	7,609
Due from credit institutions**	422
Intangible assets and property and equipment	511
Other assets	5,446

Total assets/liabilities & shareholders’ equity	51,756

Customer deposits**	34,934
Marketable debt securities**	10,291
Subordinated debt**	2,517
Insurance liabilities	—
Due to credit institutions**	1,402
Other liabilities	1,539
Shareholders’ equity	1,072

Other customer funds under management	538

Mutual funds	—
Pension funds	—
Managed portfolios	538
Savings-insurance policies	—

Customer funds under management	48,280

*	Including dividends, income from equity-accounted method and other operating income/expenses.

**	Including all on-balance sheet balances for this item.
Financial Report     49

January — June 2009
Corporate governance and material facts
Corporate Governance
Transparency
On April 30, 2009 the Bank published the 2008 annual report of Grupo Santander together with the reports of the Audit and Compliance and Appointments and Remuneration committees.
The management report for 2008, contains for the first time the full text of the annual report on corporate governance which has to be drawn up in accordance with Law 26/2003 and Ministerial Order ECO/37222/2003 and Circular 4/2007 of December 27 of the National Securities Commission.
These reports inform shareholders about the main activities of the full meetings of the Board of Directors and of its Audit and Compliance and Appointments and Remuneration Committees in 2008, as well as providing them with very detailed information of the rules and procedures of the Bank’s good governance model, underscoring the strategic importance given by the Board to transparent information.
The remuneration policy for directors included in the report of the Appointments and Remuneration Committee was made available to shareholders, 50 days before the ordinary meeting of shareholders.
Ordinary meeting of shareholders
Banco Santander held its ordinary meeting of shareholders on June 19, 2009. It was called 38 days before on May 12. As of that date, shareholders were able to consult on the Group’s website the agreement proposals and the professional profiles of those directors put forward for re-election. Shareholders were able to exercise via e-mail their information rights.
The meeting approved the re-election of Mr. Matías Rodríguez Inciarte, Mr. Manuel Soto Serrano, Mr. Guillermo de la Dehesa Romero and Mr. Abel Matutes Juan.
After these appointments, the Board has 19 members, six of whom are executive and the rest non-executive. Of the 13 non-executive directors, nine are independent, two proprietary and two are neither proprietary nor independent.
A total of 260,913 shareholders (in person or represented) with 4,455,156,135 shares attended the meeting. The quorum was 54.627% of the Bank’s capital.
The average percentage of votes in favour of the proposals submitted for approval was 96.338%.
Annual meeting of compliance
On June 3 and 4 at the El Solaruco corporate training and development centre, the annual meeting of compliance was held. It was attended by representatives of global businesses and local managers of compliance and examined organisational aspects, the contents of the compliance function and reputational risk.
Material facts of the quarter and subsequent ones
Venezuela
The sale of Banco de Venezuela to Banco Desarrollo Económico y Social (public institution of the Bolivarian Republic of Venezuela) for $1,050 million went through in July.
Cepsa
At the end of June the sale announced last quarter of Grupo Santander’s 32.5% stake in Cepsa at EUR 33 per share was agreed. Historic annualised return on the investment of 13%.
Brazil
In the second quarter, Santander Brazil participated in Visanet’s IPO, placing a stake of 5.67%. The 765 million reales of capital gains were fully assigned to strengthen the balance sheet and so had no impact on profits.
In July, under the green shoe, a further 2% was sold, with estimated gains of 272 million reales which were also scheduled to be wholly assigned to provisions.
Exchange of securities eligible as equity
In order to improve the efficiency of the Group’s capital structure and strengthen the balance sheet, Grupo Santander will make in the international markets exchange offers relating to 30 capital securities issued by Santander and its subsidiaries with a total notional amount of approximately EUR 9,100 million, for new securities, to be issued in line with current market standards and regulatory requirements in order to receive capital treatment at consolidated level. This exchange offer will end in the third quarter.
The gains generated for Grupo Santander, which will be all assigned to generic provisions for loan-losses, will depend on the acceptance level of each of the individual exchange offers.
Dividends
On May 1 the fourth interim dividend of EUR 0.2574 per share charged to 2008’s earnings was paid, bringing the total dividend for last year, fully paid in cash, to EUR 0.6508 per share, the same as in 2007. As a result of the capital increases since last October, the total amount assigned to dividends charged to 2008’s earnings was EUR 4,812 million (+18%).
Among the agreements reached at the shareholders meeting was the new scheme of remuneration for shareholders, which offers them the option of receiving the amount equivalent to the second interim dividend in cash or in new shares of the Bank. This initiative responds to suggestions made by shareholders and it is common practice in the international banking sector. The three remaining dividends will continue to be paid in cash.
The first interim dividend of EUR 0.1352 will be paid in cash as of August 1, the same amount as the first dividend payment in 2008.
50     Financial Report

January — June 2009
Corporate Social Responsibility
Corporate Social Responsibility
Grupo Santander continued to develop new initiatives in the sphere of corporate social responsibility. The main ones are set out below.
Santander Universities
Santander extended its commitment to universities during the second quarter with the signing of new agreements supporting higher education and research in Russian universities (the Higher School of Economics in Moscow, the Federal University of the South in Rostov and the Federal University of Siberia in Krasnoyarsk).
The prizes for entrepreneurship delivered in Brazil, Mexico and Argentina underscore the interest of Santander Universities in fostering the transfer of knowledge to society. These prizes, also awarded in Chile and Colombia, are part of the bank’s Plans to Support Higher Education in these countries.
Banco Santander presented in Brazil its international exchange programme (Top 5 to China) in order to promote the meeting of cultures via programmes to teach Spanish. Students as well as teachers, from Brazil and China, will participate in a teaching and research programme on the environment, climate change and biotechnology at the Shanghai Jiao Tong University.
The ninth Meeting of Universia’s Shareholders was held and brought together in Madrid representatives from the 77 shareholder institutions. Mr. Emilio Botín, Santander’s Chairman, defended education, science and knowledge as the pillars for building the future which would make “Spain an attractive country to work in, do research, be an entrepreneur and innovate.”
Social actions and volunteers
In order to strengthen the pride in belonging to Santander and solidarity among all employees, Santander held the second edition of the “You are Santander Week.” During the first week of June activities related to sports, the environment, health and the family were held in various countries. All of this was conducted with a common element of identification: the solidarity T-shirt designed by people with Down’s syndrome in collaboration with the Aprocor Foundation. The money collected during this week (EUR 44,925 just at Group Santander City) will be used for various projects.
Banco Santander also strengthened its commitment in the sphere of social actions with the creation of new computer rooms for the handicapped, supported by volunteers from Isban, a Grupo Santander company and in collaboration with teachers at the Down’s Syndrome Foundation in Madrid.
The environment
Santander updated its corporate social and environmental policy which is available on the Group’s website (www.gruposantander.com). This document sets out Santander’s main actions in the social and environmental sphere, particularly project finance.
Santander enhanced its leadership in the renewable energy sector with the signing of finance agreements during the second quarter for wind-power parks, solar energy and thermosolar plants in Spain and the US (total installed capacity of 502 MW).
Once again, Santander participated in the Carbon Disclosure Project. This includes filling out a questionnaire to assess the management and transparency of companies in climate change matters, a sphere in which Santander, through its financing of renewable energy projects, is very active.
Banco Santander launched a programme to minimise the impact of CO2 emissions at the F1 Grand Prix in Spain (Montmeló), Europe (Valencia), the UK, Germany and Italy, where the bank is the official sponsor. This programme will include the planting of 17,500 trees and travel scholarships for students who present studies on energy efficiency.
Grupo Santander Brazil launched an on-line course on responsible consumption of natural resources, which all employees can access, and whose objective is to show that simple actions can improve management of natural resources. New courses were also launched for employees and customers on the concept of sustainability.
Financial Report     51

January — June 2009
Appendix
APPENDIX
•	Consolidated income statement
•	Consolidated balance sheet

NOTE:
The financial information for the first half of 2009 and 2008 (attached in appendix) comes from the consolidated summarised financial statements at these dates, drawn up in accordance with the International Accounting Standards (IAS) 34, Interim Financial Information. The accounting policies and methods used are those established by the International Financial Reporting Standards adopted by the European Union (IFRS-EU), Circular 4/2004 of the Bank of Spain and the International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB). In line with the IFRS, the businesses sold in Venezuela were eliminated from various lines of the income statement and incorporated on a net basis into operations discontinued.

52     Financial Report

January — June 2009
Appendix
CONSOLIDATED INCOME STATEMENT

Thousand euros	H1 ’09	H1 ’08

Interest and similar income	27,794,494	24,338,820
Interest expense and similar charges	(15,138,588)	(16,425,885)

INTEREST INCOME	12,655,906	7,912,935

Income from equity instruments	240,672	318,780
Share of results of entities accounted for using the equity method	(2,932)	611,682
Fee and commission income	5,341,223	4,761,751
Fee and commission expense	(803,331)	(718,986)
Gains/ Losses on financial assets and liabilities (net)	2,385,192	1,649,633
Exchange differences (net)	(282,973)	6,370
Other operating income	3,545,250	4,706,604
Other operating expenses	(3,448,792)	(4,540,680)

GROSS OPERATING INCOME	19,630,215	14,708,089

Administrative expenses	(7,268,872)	(5,457,157)
Personnel expenses	(4,164,703)	(3,282,936)
Other general expenses	(3,104,169)	(2,174,221)
Depreciation and amortisation	(784,726)	(601,150)
Provisions (net)	(661,625)	(248,565)
Impairment losses on financial assets (net)	(4,860,673)	(2,465,427)

PROFIT FROM OPERATIONS	6,054,319	5,935,790

Impairment losses on other assets (net)	(32,698)	(17,735)
Gains / (Losses) on disposal of assets not classified as non-current assets held for sale	16,219	55,179
Negative consolidation difference	0	0
Gains / (Losses) on non-current assets held for sale not classified as discontinued operations	(124,855)	(28,161)

PROFIT/ (LOSS) BEFORE TAX	5,912,985	5,945,073

Income tax	(1,242,511)	(1,071,129)

PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS	4,670,474	4,873,944

Profit from discontinued operations (net)	60,645	118,168

CONSOLIDATED PROFIT FOR THE PERIOD	4,731,119	4,992,112

Profit for the period attributable to the parent	4,519,003	4,730,267
Profit attributable to minority interests	212,116	261,845

EARNINGS PER SHARE
Basic earning per share (euros)	0.5318	0.6620
Diluted earning per share (euros)	0.5291	0.6588

NOTE:
The financial information in this report was approved by the Bank’s Board of Directors at its meeting on July 20, 2009, following a favourable report from the Audit and Compliance Committee on July 15, 2009. In its review, the Audit and Compliance Committee ensured that the first half information had been drawn up in accordance with the same principles and practices as the annual financial statements.. In addition, the auditing firm issued the corresponding report on the Group’s summarised statements consolidated at June 30, 2008 in the context of what is set out in Royal Decree 1362/2007.

Financial Report     53

January — June 2009
Appendix
CONSOLIDATED BALANCE SHEET

Thousand euros	30.06.09	31.12.08	30.06.08
Assets
Cash and balances with central banks	46,334,065	45,781,345	19,594,413
Financial assets held for trading	140,148,045	151,817,192	135,997,280
Other financial assets at fair value through profit or loss	34,179,172	25,817,138	31,314,469
Available-for-sale financial assets	72,004,036	48,920,306	38,725,563
Loans and receivables	763,628,121	699,614,727	624,219,888
Held-to-maturity investments	—	—	—
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	1,806,895	2,402,736	(484,567)
Hedging derivatives	8,784,065	9,698,132	3,525,546
Non-current asets held for sale	16,473,329	9,267,486	2,706,627
Investments	196,137	1,323,453	17,210,923
Associates	196,137	1,323,453	17,210,923
Jointly controlled entities	—	—	—
Insurance contracts linked to pensions	2,406,851	2,446,989	2,497,284
Reinsurance assets	397,924	458,388	302,444
Tangible assets	8,799,575	8,501,552	9,255,567
Property, plant and equipment	7,944,447	7,630,935	8,622,432
Investment property	855,128	870,617	633,135
Intangible assets	25,452,826	20,623,267	15,128,476
Goodwill	23,192,135	18,836,199	13,138,198
Other intangible assets	2,260,691	1,787,068	1,990,278
Tax assets	20,309,639	16,953,613	13,064,003
Current	2,546,244	2,309,465	2,177,692
Deferred	17,763,395	14,644,148	10,886,311
Other assets	7,538,952	6,005,226	5,273,946

TOTAL ASSETS	1,148,459,632	1,049,631,550	918,331,862

54     Financial Report

January — June 2009
Appendix
CONSOLIDATED BALANCE SHEET

Thousand euros	30.06.09	31.12.08	30.06.08
Lialibities and equity
Financial liabilities held for trading	143,066,975	136,620,235	111,169,182
Other financial liabilities at fair value through profit or loss	35,400,283	28,639,359	36,957,205
Financial liabilities at amortised cost	831,920,683	770,007,599	668,208,621
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	752,039	440,136	(819,266)
Hedging derivatives	5,244,046	5,957,611	5,111,048
Liabilities associated with non-current assets held for sale	8,428,411	49,688	57,846
Liabilities under insurance contracts	20,426,808	16,849,511	14,958,904
Provisions	18,223,617	17,736,259	15,668,341
Tax liabilities	7,470,020	5,768,665	5,230,794
Current	3,095,954	2,304,599	1,570,152
Deferred	4,374,066	3,464,066	3,660,642
Other liabilities	10,681,277	7,560,995	6,036,552

TOTAL LIABILITIES	1,081,614,159	989,630,058	862,579,227

Shareholders’ equity	68,595,935	65,886,582	55,544,083
Capital or endowment fund	4,077,803	3,997,030	3,127,148
Share premium	29,308,938	28,103,802	20,370,128
Reserves	24,897,959	20,868,406	21,121,908
Other equity instruments	7,215,446	7,155,566	7,090,591
Less: Treasury shares	(320,299)	(421,198)	(50,165)
Profit for the year attributable to the Parent	4,519,003	8,876,414	4,730,267
Less: Dividends and remuneration	(1,102,915)	(2,693,438)	(845,794)
Valuation adjustments	(4,433,150)	(8,299,696)	(2,126,105)
Available-for-sale financial assets	693,149	79,293	(877,196)
Cash flow hedges	(515,657)	(309,883)	(158,089)
Hedges of net investments in foreign operations	247,795	1,467,289	1,381,005
Exchange differences	(4,855,803)	(9,424,871)	(2,436,071)
Non-current assets held for sale	(2,525)	36,878	—
Entities accounted for using the equity method	(109)	(148,402)	(35,754)

Total equity attributable to the parent	64,162,785	57,586,886	53,417,978

Minority interests	2,682,688	2,414,606	2,334,657
Valuation adjustments	(219,699)	(371,310)	(206,502)
Other equity instruments	2,902,387	2,785,916	2,541,159

TOTAL EQUITY	66,845,473	60,001,492	55,752,635

TOTAL LIABILITIES AND EQUITY	1,148,459,632	1,049,631,550	918,331,862

Memorandum items
Contingent liabilities	67,537,615	65,323,194	70,749,994
Contingent commitments	154,578,271	131,725,006	129,552,613
Financial Report     55

Santander

www.santander.com

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office:
Paseo Pereda, 9-12. Santander (Spain)
Teléfono: 34 (942) 20 61 00
Operational Head Office:
Ciudad Grupo Santander
Avda. de Cantabria, s/n 28660 Boadilla del Monte. Madrid (Spain)

Item 2
Key consolidated data

			Variation
	H1 ’09	H1 ’08	Amount	%	2008

Balance sheet (million euros)
Total assets	1,148,460	968,557	179,903	18.6	1,049,632
Net customer loans	694,068	598,920	95,148	15.9	626,888
Customer funds under management	884,425	809,412	75,012	9.3	826,567
Shareholders’ equity	68,596	55,544	13,052	23.5	63,768
Total managed funds	1,271,746	1,116,291	155,454	13.9	1,168,355

Income statement (million euros)
Net interest income	12,656	10,192	2,464	24.2	20,945
Gross income	19,368	16,937	2,430	14.3	33,489
Net operating income	11,314	9,502	1,812	19.1	18,540
Profit from continuing operations	4,670	4,886	(215)	(4.4)	9,030
Attributable profit to the Group	4,519	4,730	(211)	(4.5)	8,876

EPS, profitability and efficiency (%)
EPS (euro) (1)	0.5318	0.6620	(0.1301)	(19.7)	1.2207
Diluted EPS (euro) (1)	0.5291	0.6588	(0.1298)	(19.7)	1.2133
ROE	14.15	18.60			17.07
ROA	0.86	1.07			0.96
RoRWA	1.77	1.95			1.86
Efficiency ratio (with amortisations)	41.6	43.9			44.6

BIS II ratios and NPL ratios (%)
Core capital	7.5	6.3			7.5
Tier I	9.4	7.9			9.1
BIS ratio	13.8	11.4			13.3
NPL ratio	2.82	1.43			2.04
NPL coverage	72.30	119.50			90.64

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,156	6,254	1,901	30.4	7,994
Share price (euros)	8.560	10.881	(2.321)	(21.3)	6.75
Market capitalisation (million euros)	69,812	72,988	(3,176)	(4.4)	53,960
Book value (euro) (1)	7.99	7.73	—	—	7.58
Price / Book value (X) (1)	1.07	1.41	—	—	0.89
P/E ratio (X)	8.05	8.22	—	—	5.53

Other data
Number of shareholders	3,061,966	2,255,266	806,700	35.8	3,034,816
Number of employees	177,781	163,735	14,046	8.6	170,961
Continental Europe	51,013	48,167	2,846	5.9	48,467
o/w: Spain	33,744	34,678	(934)	(2.7)	34,492
United Kingdom	23,347	16,489	6,858	41.6	24,379
Latin America	92,137	97,355	(5,218)	(5.4)	96,405
Sovereign	9,594	—	9,594	—	—
Corporate Activities	1,690	1,724	(34)	(2.0)	1,710
Number of branches	14,108	12,652	1,456	11.5	13,390
Continental Europe	5,978	5,983	(5)	(0.1)	5,998
o/w: Spain	4,918	5,020	(102)	(2.0)	5,022
United Kingdom	1,329	705	624	88.5	1,303
Latin America	6,050	5,964	86	1.4	6,089
Sovereign	751	—	751	—	—

(1).-	Data adjusted to the capital increase with preemptive rights at the end of 2008.
Note: The financial information in this report has been approved by the Board of Directors at its meeting on July 20 2009, following a favourable report from the Audit and Compliance Committee on July 15 2009.

Income statement
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%

Net interest income	12,656	10,192	2,464	24.2

Dividends	241	319	(78)	(24.5)
Income from equity-accounted method	(3)	152	(154)	—
Net fees	4,538	4,539	(1)	(0.0)
Gains (losses) on financial transactions	1,840	1,574	266	16.9
Other operating income/expenses	96	163	(66)	(40.7)

Gross income	19,368	16,937	2,430	14.3

Operating expenses	(8,054)	(7,436)	(618)	8.3
General administrative expenses	(7,269)	(6,749)	(520)	7.7
Personnel	(4,165)	(3,922)	(243)	6.2
Other general administrative expenses	(3,104)	(2,827)	(277)	9.8
Depreciation and amortisation	(785)	(686)	(98)	14.4

Net operating income	11,314	9,502	1,812	19.1

Net loan-loss provisions	(4,626)	(2,880)	(1,746)	60.6
Impairment losses on other assets	(265)	(28)	(237)	830.8
Other income	(510)	(351)	(159)	45.3

Profit before taxes (w/o capital gains)	5,913	6,243	(330)	(5.3)

Tax on profit	(1,243)	(1,357)	114	(8.4)

Profit from continuing operations (w/o capital gains)	4,670	4,886	(215)	(4.4)

Net profit from discontinued operations	61	118	(58)	(48.7)

Consolidated profit (w/o capital gains)	4,731	5,004	(273)	(5.4)

Minority interests	212	274	(61)	(22.5)

Attributable profit to the Group (w/o capital gains)	4,519	4,730	(211)	(4.5)

Net extraordinary capital gains and allowances*	—	—	—	—

Attributable profit to the Group	4,519	4,730	(211)	(4.5)

EPS (euros) (1)	0.5318	0.6620	(0.1301)	(19.7)

Diluted EPS (euros) (1)	0.5291	0.6588	(0.1298)	(19.7)

Pro memoria:
Average total assets	1,099,651	935,426	164,225	17.6
Average shareholders’ equity	63,875	50,850	13,024	25.6

(1).-	H1’ 08 data have been adjusted to the capital increase with preemptive rights at the end of 2008.

(*).-	H1’ 09 results include the capital gains from the disposal of Visanet for EUR 262 million and an extraordinary allowance for the same amount.

Quarterly
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09

Net interest income	4,935	5,257	5,482	5,271	6,039	6,617

Dividends	62	257	84	150	87	153
Income from equity-accounted method	101	51	(56)	21	(13)	10
Net fees	2,287	2,251	2,347	2,135	2,164	2,374
Gains (losses) on financial transactions	756	817	579	444	862	977
Other operating income/expenses	83	79	29	66	80	16

Gross income	8,225	8,713	8,464	8,088	9,221	10,147

Operating expenses	(3,707)	(3,729)	(3,806)	(3,707)	(3,967)	(4,087)
General administrative expenses	(3,363)	(3,386)	(3,460)	(3,371)	(3,587)	(3,681)
Personnel	(1,952)	(1,971)	(1,979)	(1,856)	(2,059)	(2,106)
Other general administrative expenses	(1,411)	(1,416)	(1,481)	(1,514)	(1,529)	(1,575)
Depreciation and amortisation	(343)	(343)	(347)	(337)	(379)	(405)

Net operating income	4,518	4,984	4,657	4,381	5,254	6,060

Net loan-loss provisions	(1,281)	(1,599)	(1,787)	(1,934)	(2,209)	(2,417)
Impairment losses on other assets	(13)	(16)	(13)	(50)	(25)	(241)
Other income	(241)	(110)	37	(112)	(278)	(232)

Profit before taxes (w/o capital gains)	2,984	3,259	2,895	2,284	2,742	3,171

Tax on profit	(699)	(658)	(617)	(417)	(614)	(629)

Profit from continuing operations (w/o capital gains)	2,284	2,601	2,278	1,867	2,128	2,542

Net profit from discontinued operations	58	61	56	145	67	(6)

Consolidated profit (w/o capital gains)	2,342	2,662	2,333	2,012	2,195	2,536

Minority interests	136	138	128	71	99	113

Attributable profit to the Group (w/o capital gains)	2,206	2,524	2,205	1,941	2,096	2,423

Net extraordinary capital gains and allowances	—	—	—	—	—	—

Attributable profit to the Group	2,206	2,524	2,205	1,941	2,096	2,423

EPS (euros) (1)	0.3086	0.3533	0.3076	0.2512	0.2472	0.2846

Diluted EPS (euros) (1)	0.3066	0.3522	0.3066	0.2479	0.2460	0.2831

(1).-	2008 data have been adjusted to the capital increase with preemptive rights at the end of 2008.

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	H1 ’09	H1 ’08	30.06.09	31.12.08	30.06.08

US$	1.3315	1.5291	1.4134	1.3917	1.5764
Pound sterling	0.8933	0.7746	0.8521	0.9525	0.7923
Brazilian real	2.9164	2.5942	2.7469	3.2436	2.5112
New Mexican peso	18.4346	16.2356	18.5537	19.2333	16.2298
Chilean peso	778.7737	712.1239	749.1020	886.8608	821.3832
Argentine peso	4.8362	4.8260	5.3547	4.8041	4.7702

Net fees
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%

Commissions from services	2,631	2,308	324	14.0
Mutual & pension funds	592	854	(262)	(30.7)
Securities services	405	390	15	4.0
Insurance	910	988	(78)	(7.9)

Net fees	4,538	4,539	(1)	(0.0)

Operating expenses
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%

Personnel expenses	4,165	3,922	243	6.2
General expenses	3,104	2,827	277	9.8
Information technology	372	340	32	9.5
Communications	309	302	6	2.1
Advertising	293	309	(15)	(5.0)
Buildings and premises	694	547	147	26.9
Printed and office material	95	83	12	14.3
Taxes (other than profit tax)	145	121	24	20.0
Other expenses	1,196	1,125	71	6.3

Personnel and general expenses	7,269	6,749	520	7.7

Depreciation and amortisation	785	686	98	14.4

Total operating expenses	8,054	7,436	618	8.3

Net loan-loss provisions
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%

Non performing loans	4,729	2,706	2,023	74.7
Country-risk	(103)	173	(276)	—
Recovery of written-off assets	(444)	(389)	(55)	14.0

Total	4,182	2,491	1,692	67.9

Balance sheet
Million euros

			Variation
	30.06.09	30.06.08	Amount	%	31.12.08

Assets
Cash on hand and deposits at central banks	46,334	24,301	22,033	90.7	45,781
Trading portfolio	140,148	137,999	2,149	1.6	151,817
Debt securities	47,738	57,295	(9,558)	(16.7)	43,896
Customer loans	3,205	6,345	(3,140)	(49.5)	684
Equities	6,940	8,781	(1,840)	(21.0)	6,272
Trading derivatives	77,767	58,525	19,243	32.9	95,815
Deposits from credit institutions	4,498	7,054	(2,556)	(36.2)	5,150
Other financial assets at fair value	34,179	32,828	1,351	4.1	25,817
Customer loans	9,186	9,322	(136)	(1.5)	8,973
Other (deposits at credit institutions, debt securities and equities)	24,993	23,506	1,487	6.3	16,844
Available-for-sale financial assets	72,004	46,645	25,359	54.4	48,920
Debt securities	64,383	39,024	25,359	65.0	42,548
Equities	7,621	7,622	(1)	(0.0)	6,373
Loans	763,628	658,698	104,930	15.9	699,615
Deposits at credit institutions	64,429	73,892	(9,463)	(12.8)	64,731
Customer loans	681,677	583,254	98,423	16.9	617,231
Other	17,522	1,552	15,970	—	17,653
Investments	196	4,430	(4,234)	(95.6)	1,323
Intangible assets and property and equipment	11,060	11,976	(916)	(7.6)	10,289
Goodwill	23,192	21,655	1,537	7.1	18,836
Other	57,718	30,024	27,693	92.2	47,233

Total assets	1,148,460	968,557	179,903	18.6	1,049,632

Liabilities and shareholders’ equity
Trading portfolio	143,067	111,678	31,389	28.1	136,620
Customer deposits	5,742	13,213	(7,471)	(56.5)	4,896
Marketable debt securities	2,713	10,212	(7,499)	(73.4)	3,570
Trading derivatives	77,697	58,452	19,244	32.9	89,167
Other	56,916	29,801	27,115	91.0	38,987
Other financial liabilities at fair value	35,400	36,957	(1,557)	(4.2)	28,639
Customer deposits	8,771	10,266	(1,495)	(14.6)	9,318
Marketable debt securities	2,909	8,157	(5,249)	(64.3)	5,191
Deposits at credit institutions	23,720	18,533	5,187	28.0	14,130
Financial liabilities at amortized cost	831,921	710,147	121,774	17.1	770,008
Due to central banks and credit institutions	86,924	76,740	10,184	13.3	79,795
Customer deposits	469,261	351,103	118,158	33.7	406,015
Marketable debt securities	215,833	222,455	(6,622)	(3.0)	227,642
Subordinated debt	41,687	35,788	5,900	16.5	38,873
Other financial liabilities	18,216	24,062	(5,846)	(24.3)	17,681
Insurance liabilities	20,427	16,034	4,393	27.4	16,850
Provisions	18,224	18,420	(196)	(1.1)	17,736
Other liability accounts	32,576	19,413	13,163	67.8	19,777

Total liabilities	1,081,614	912,649	168,965	18.5	989,630

Shareholders’ equity	68,596	55,544	13,052	23.5	65,887
Capital stock	4,078	3,127	951	30.4	3,997
Reserves	61,102	48,532	12,570	25.9	55,707
Attributable profit to the Group	4,519	4,730	(211)	(4.5)	8,876
Less: dividends	(1,103)	(846)	(257)	30.4	(2,693)
Equity adjustments by valuation	(4,433)	(2,126)	(2,307)	108.5	(8,300)
Minority interests	2,683	2,490	193	7.8	2,415

Total equity	66,845	55,908	10,938	19.6	60,001

Total liabilities and equity	1,148,460	968,557	179,903	18.6	1,049,632

Balance sheet
Million euros

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09

Assets
Cash on hand and deposits at central banks	24,039	24,301	56,306	45,781	36,305	46,334
Trading portfolio	137,810	137,999	124,363	151,817	157,721	140,148
Debt securities	55,587	57,295	48,758	43,896	47,401	47,738
Customer loans	9,016	6,345	3,159	684	6,188	3,205
Equities	8,363	8,781	6,922	6,272	5,883	6,940
Trading derivatives	52,263	58,525	61,806	95,815	92,491	77,767
Deposits from credit institutions	12,580	7,054	3,719	5,150	5,758	4,498
Other financial assets at fair value	30,831	32,828	31,079	25,817	31,189	34,179
Customer loans	8,693	9,322	9,743	8,973	8,886	9,186
Other (deposits at credit institutions, debt securities and equities)	22,138	23,506	21,336	16,844	22,303	24,993
Available-for-sale financial assets	43,131	46,645	49,285	48,920	60,693	72,004
Debt securities	34,773	39,024	42,465	42,548	53,970	64,383
Equities	8,358	7,622	6,819	6,373	6,722	7,621
Loans	607,912	658,698	665,123	699,615	744,848	763,628
Deposits at credit institutions	47,278	73,892	72,046	64,731	58,267	64,429
Customer loans	559,077	583,254	591,571	617,231	670,423	681,677
Other	1,557	1,552	1,506	17,653	16,158	17,522
Investments	4,105	4,430	4,419	1,323	224	196
Intangible assets and property and equipment	11,966	11,976	12,638	10,289	11,055	11,060
Goodwill	20,890	21,655	21,306	18,836	20,719	23,192
Other	39,841	30,024	35,967	47,233	52,610	57,718

Total assets	920,524	968,557	1,000,486	1,049,632	1,115,365	1,148,460

Liabilities and shareholders’ equity
Trading portfolio	106,130	111,678	96,328	136,620	151,253	143,067
Customer deposits	17,257	13,213	10,098	4,896	9,144	5,742
Marketable debt securities	17,659	10,212	5,845	3,570	3,297	2,713
Trading derivatives	54,537	58,452	58,517	89,167	87,306	77,697
Other	16,678	29,801	21,868	38,987	51,507	56,916
Other financial liabilities at fair value	49,313	36,957	33,166	28,639	32,363	35,400
Customer deposits	10,158	10,266	10,316	9,318	11,251	8,771
Marketable debt securities	8,144	8,157	7,727	5,191	3,227	2,909
Deposits at credit institutions	31,011	18,533	15,123	14,130	17,885	23,720
Financial liabilities at amortized cost	657,745	710,147	758,841	770,008	811,086	831,921
Due to central banks and credit institutions	58,644	76,740	94,292	79,795	72,859	86,924
Customer deposits	330,753	351,103	383,495	406,015	456,619	469,261
Marketable debt securities	209,900	222,455	224,916	227,642	222,367	215,833
Subordinated debt	36,194	35,788	36,345	38,873	39,818	41,687
Other financial liabilities	22,254	24,062	19,793	17,681	19,422	18,216
Insurance liabilities	14,805	16,034	16,581	16,850	18,849	20,427
Provisions	18,655	18,420	18,691	17,736	17,793	18,224
Other liability accounts	19,763	19,413	20,443	19,777	22,157	32,576

Total liabilities	866,411	912,649	944,050	989,630	1,053,501	1,081,614

Shareholders’ equity	53,622	55,544	57,579	65,887	66,731	68,596
Capital stock	3,127	3,127	3,127	3,997	4,078	4,078
Reserves	52,359	48,532	48,362	55,707	65,369	61,102
Attributable profit to the Group	2,206	4,730	6,935	8,876	2,096	4,519
Less: dividends	(4,070)	(846)	(846)	(2,693)	(4,812)	(1,103)
Equity adjustments by valuation	(1,955)	(2,126)	(3,779)	(8,300)	(7,487)	(4,433)
Minority interests	2,446	2,490	2,637	2,415	2,620	2,683

Total equity	54,113	55,908	56,436	60,001	61,864	66,845

Total liabilities and equity	920,524	968,557	1,000,486	1,049,632	1,115,365	1,148,460

Customer loans
Million euros

			Variation
	30.06.09	30.06.08	Amount	%	31.12.08

Public sector	9,665	6,574	3,091	47.0	7,668
Other residents	228,776	233,521	(4,745)	(2.0)	230,783
Commercial bills	10,622	15,954	(5,332)	(33.4)	14,874
Secured loans	123,471	125,889	(2,418)	(1.9)	123,566
Other loans	94,684	91,678	3,006	3.3	92,343
Non-resident sector	470,816	369,781	101,035	27.3	400,903
Secured loans	285,771	206,931	78,840	38.1	229,761
Other loans	185,045	162,849	22,196	13.6	171,142

Gross customer loans	709,257	609,876	99,381	16.3	639,354

Loan-loss allowances	15,189	10,955	4,234	38.6	12,466

Net customer loans	694,068	598,920	95,148	15.9	626,888

Pro memoria: Doubtful loans	21,504	9,525	11,979	125.8	13,968
Public sector	14	1	13	—	1
Other residents	8,407	3,439	4,968	144.4	6,208
Non-resident sector	13,083	6,085	6,999	115.0	7,759

Customer loans
Million euros

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09

Public sector	5,460	6,574	6,073	7,668	7,514	9,665
Other residents	229,778	233,521	229,545	230,783	231,211	228,776
Commercial bills	16,430	15,954	14,733	14,874	11,390	10,622
Secured loans	124,441	125,889	124,274	123,566	124,421	123,471
Other loans	88,906	91,678	90,538	92,343	95,400	94,684
Non-resident sector	351,899	369,781	380,469	400,903	461,581	470,816
Secured loans	197,389	206,931	209,833	229,761	270,826	285,771
Other loans	154,510	162,849	170,636	171,142	190,754	185,045

Gross customer loans	587,136	609,876	616,088	639,354	700,306	709,257

Loan-loss allowances	10,351	10,955	11,615	12,466	14,809	15,189

Net customer loans	576,786	598,920	604,473	626,888	685,497	694,068

Pro memoria: Doubtful loans	7,936	9,525	11,470	13,968	18,683	21,504
Public sector	1	1	1	1	15	14
Other residents	2,461	3,439	4,636	6,208	7,748	8,407
Non-resident sector	5,474	6,085	6,833	7,759	10,921	13,083

Credit risk management *
Million euros

			Variation
	30.06.09	30.06.08	Amount		%	31.12.08

Non-performing loans	21,752	9,677	12,074		124.8	14,191
NPL ratio (%)	2.82	1.43	1.39 p.			2.04
Loan-loss allowances	15,727	11,564	4,162		36.0	12,863
Specific	9,564	5,100	4,463		87.5	6,682
Generic	6,163	6,464	(301)		(4.7)	6,181
NPL coverage (%)	72.30	119.50	(47.20	p.)		90.64
Credit cost (%) **	1.45	0.85	0.60	p.		1.16

Ordinary non-performing and doubtful loans ***	15,032	7,269	7,764		106.8	10,626
NPL ratio (%) ***	1.96	1.08	0.88	p.		1.53
NPL coverage (%) ***	104.62	159.10	(54.48	p.)		121.05

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees
Note: NPL ratio: Non-performing loans / computable assets

Credit risk management *

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09

Non-performing loans	8,047	9,677	11,685	14,191	18,968	21,752
NPL ratio (%)	1.24	1.43	1.71	2.04	2.49	2.82
Loan-loss allowances	10,792	11,564	12,297	12,863	15,166	15,727
Specific	4,281	5,100	5,825	6,682	8,905	9,564
Generic	6,511	6,464	6,472	6,181	6,261	6,163
NPL coverage (%)	134.12	119.50	105.24	90.64	79.96	72.30
Credit cost (%) **	0.76	0.85	0.97	1.16	1.34	1.45

*	Excluding country-risk

**	Net specific allowance / computable assets
Non-performing loans by quarter
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09		Q2 ’09

Balance at beginning of period	6,179	8,047	9,677	11,685	14,191		18,968
+ Net additions	3,352	2,940	3,423	4,503	6,534	*	5,247
- Write-offs	(1,484)	(1,310)	(1,415)	(1,997)	(1,758)		(2,463)

Balance at period-end	8,047	9,677	11,685	14,191	18,968		21,752

*	Includes Sovereign and GE Money

Customer funds under management
Million euros

			Variation
	30.06.09	30.06.08	Amount	%	31.12.08

Public sector	14,089	11,742	2,347	20.0	13,720
Other residents	118,401	109,456	8,945	8.2	117,776
Demand deposits	55,873	51,123	4,749	9.3	51,300
Time deposits	44,748	40,420	4,327	10.7	46,783
REPOs	17,781	17,913	(132)	(0.7)	19,693
Non-resident sector	351,284	253,383	97,900	38.6	288,734
Demand deposits	188,329	119,105	69,224	58.1	151,774
Time deposits	137,586	103,415	34,171	33.0	115,620
REPOs	17,201	27,517	(10,316)	(37.5)	17,187
Public Sector	8,167	3,345	4,822	144.2	4,153

Customer deposits	483,774	374,582	109,192	29.2	420,229

Debt securities	221,454	240,825	(19,370)	(8.0)	236,403
Subordinated debt	41,687	35,788	5,900	16.5	38,873

On-balance-sheet customer funds	746,916	651,194	95,722	14.7	695,506

Mutual funds	94,630	119,348	(24,718)	(20.7)	90,306
Pension funds	10,706	11,324	(618)	(5.5)	11,128
Managed portfolios	17,950	17,062	888	5.2	17,289
Savings-insurance policies	14,223	10,484	3,739	35.7	12,338

Other customer funds under management	137,509	158,218	(20,709)	(13.1)	131,061

Customer funds under management	884,425	809,412	75,012	9.3	826,567

Mutual funds
Million euros

			Variation
	30.06.09	30.06.08	Amount	%

Spain	40,619	55,254	(14,635)	(26.5)
Portugal	3,271	4,623	(1,352)	(29.2)
United Kingdom	9,060	8,741	319	3.6
Latin America	41,681	50,730	(9,049)	(17.8)

Total	94,630	119,348	(24,718)	(20.7)

Pension funds
Million euros

			Variation
	30.06.09	30.06.08	Amount	%

Spain	9,412	9,915	(504)	(5.1)
Portugal	1,294	1,409	(115)	(8.2)

Total	10,706	11,324	(618)	(5.5)

Customer funds under management
Million euros

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09

Public sector	13,752	11,742	15,016	13,720	17,080	14,089
Other residents	104,601	109,456	110,205	117,776	119,755	118,401
Demand deposits	51,179	51,123	51,016	51,300	52,918	55,873
Time deposits	32,680	40,420	43,404	46,783	48,374	44,748
REPOs	20,742	17,913	15,785	19,693	18,463	17,781
Non-resident sector	239,814	253,383	278,688	288,734	340,180	351,284
Demand deposits	116,551	119,105	135,827	151,774	178,147	188,329
Time deposits	93,176	103,415	115,549	115,620	132,412	137,586
REPOs	27,991	27,517	24,482	17,187	23,338	17,201
Public Sector	2,096	3,345	2,829	4,153	6,282	8,167

Customer deposits	358,168	374,582	403,909	420,229	477,015	483,774

Debt securities	235,703	240,825	238,488	236,403	228,891	221,454
Subordinated debt	36,194	35,788	36,345	38,873	39,818	41,687

On-balance-sheet customer funds	630,065	651,194	678,742	695,506	745,724	746,916

Mutual funds	122,812	119,348	109,880	90,306	89,116	94,630
Pension funds	11,537	11,324	11,172	11,128	10,567	10,706
Managed portfolios	17,381	17,062	18,260	17,289	16,612	17,950
Savings-insurance policies	9,821	10,484	11,260	12,338	12,970	14,223

Other customer funds under management	161,550	158,218	150,572	131,061	129,265	137,509

Customer funds under management	791,615	809,412	829,314	826,567	874,989	884,425

Mutual funds
Million euros

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09

Spain	60,110	55,254	51,984	44,694	41,042	40,619
Portugal	5,175	4,623	3,943	3,031	2,748	3,271
United Kingdom	8,542	8,741	8,541	7,180	7,461	9,060
Latin America	48,985	50,730	45,412	35,400	37,865	41,681

Total	122,812	119,348	109,880	90,306	89,116	94,630

Pension funds
Million euros

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09

Spain	10,107	9,915	9,819	9,734	9,273	9,412
Portugal	1,430	1,409	1,354	1,394	1,294	1,294

Total	11,537	11,324	11,172	11,128	10,567	10,706

Shareholders’ equity and minority interests
Million euros

			Variation
	30.06.09	30.06.08	Amount	%	31.12.08

Capital stock	4,078	3,127	951	30.4	3,997
Additional paid-in surplus	29,309	20,370	8,939	43.9	28,104
Reserves	32,113	28,212	3,901	13.8	28,024
Treasury stock	(320)	(50)	(270)	538.5	(421)

Shareholders’ equity (before profit and dividends)	65,180	51,660	13,520	26.2	59,704

Attributable profit	4,519	4,730	(211)	(4.5)	8,876
Interim dividend distributed	—	—	—	—	(1,711)
Interim dividend not distributed	(1,103)	(846)	(257)	30.4	(3,102)

Shareholders’ equity (after retained profit)	68,596	55,544	13,052	23.5	63,768

Valuation adjustments	(4,433)	(2,126)	(2,307)	108.5	(8,300)
Minority interests	2,683	2,490	193	7.8	2,415

Total equity (after retained profit)	66,845	55,908	10,938	19.6	57,883

Preferred shares and securities in subordinated debt	10,054	7,384	2,671	36.2	8,673

Total equity and capital with the nature of financial liabilities	76,900	63,292	13,608	21.5	66,555

Computable capital and BIS II ratio
Million euros

	30.06.09	31.12.08

Core capital	41,983	38,968
Basic capital	52,563	46,894
Supplementary capital	27,038	25,225
Deductions	(2,436)	(3,816)

Computable capital	77,165	68,302

Risk-weighted assets	559,421	514,003

BIS II ratio	13.79	13.30

Tier I (before deductions)	9.40	9.10

Core capital	7.50	7.50

Shareholders’ equity surplus (BIS II ratio)	32,411	27,182

Recorded profit and loss statement
Million euros

	H1 ’09	H1 ’08

Net consolidated profit	4,731	4,992

Other recroded revenues/expenses	4,018	(2,981)

Available-for-sale financial assets	614	(2,270)
Cash flow hedges	(206)	(127)
Hedges of net investments in businesses abroad	(1,219)	743
Exchange rates differences	4,569	(1,159)
Other revenues/expenses	109	(34)
Recorded in minority interests	152	(133)

Total recorded revenues/expenses	8,749	2,011

Attributale to the Parent Bank	8,386	1,882
Attributale to the minority interests	364	129

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	H1 ’09	H1 ’08	Amount	%	H1 ’09	H1 ’08	Amount	%

Income statement (million euros)

Continental Europe	5,373	4,323	1,050	24.3	2,657	2,343	314	13.4

o/w: Santander Branch Network	1,722	1,629	93	5.7	1,070	982	88	9.0
Banesto	778	724	55	7.6	368	400	(32)	(8.1)
Santander Consumer Finance	1,502	1,110	392	35.3	307	382	(75)	(19.7)
Portugal	379	348	32	9.2	285	278	8	2.8

United Kingdom	1,603	990	613	61.9	885	627	258	41.1

Latin America	5,259	4,676	583	12.5	1,806	1,880	(74)	(3.9)

o/w: Brazil	3,281	2,845	436	15.3	961	962	(1)	(0.1)
Mexico	850	974	(125)	(12.8)	230	367	(137)	(37.3)
Chile	613	518	95	18.3	257	259	(1)	(0.5)

Sovereign	223		223		(26)		(26)

Operating areas	12,458	9,989	2,469	24.7	5,322	4,849	472	9.7

Corporate Activities	(1,144)	(487)	(657)	135.0	(803)	(119)	(683)	573.5

Total Group	11,314	9,502	1,812	19.1	4,519	4,730	(211)	(4.5)

	Efficiency ratio (1)		ROE		NPL ratio *		NPL coverage *
	H1 ’09	H1 ’08	H1 ’09	H1 ’08	30.06.09	30.06.08	30.06.09	30.06.08
Ratios (%)
Continental Europe	35.4	38.4	19.76	20.81	3.10	1.43	75	129

o/w: Santander Branch Network *	38.0	39.2	27.69	23.51	3.50	1.33	57	130
Banesto	39.9	41.4	17.15	19.95	2.32	0.80	73	202
Santander Consumer Finance	27.5	27.8	9.27	22.60	5.14	3.49	90	90
Portugal	41.0	43.3	25.69	26.89	2.13	1.53	65	93

United Kingdom	41.0	46.8	30.37	29.70	1.54	0.70	45	55

Latin America	37.3	42.8	23.29	25.63	3.97	2.48	97	123

o/w: Brazil	37.9	45.0	25.71	24.44	4.64	3.24	92	116
Mexico	32.0	31.5	16.54	26.08	3.04	1.45	122	158
Chile	32.4	37.9	28.39	33.14	3.30	2.28	94	111

Sovereign	66.1		—		4.34		67

Operating areas	38.0	41.4	21.68	23.43	2.80	1.41	74	117

Total Group	41.6	43.9	14.15	18.60	2.82	1.43	72	120

(1)	With amortisations

*
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of June 2009 stood at 2.59% (1.06% in June 2008) and NPL coverage was 69% (169% in June 2008)

	Employees		Branches
	30.06.09	30.06.08	30.06.09	30.06.08
Operating means
Continental Europe	51,013	48,167	5,978	5,983

o/w: Santander Branch Network	19,231	19,341	2,935	2,905
Banesto	10,063	10,630	1,819	1,934
Santander Consumer Finance	9,518	7,547	355	285
Portugal	6,532	6,577	775	765

United Kingdom	23,347	16,489	1,329	705

Latin America	92,137	97,355	6,050	5,964

o/w: Brazil	50,898	53,831	3,612	3,557
Mexico	12,843	13,227	1,081	1,091
Chile	11,912	12,495	502	498

Sovereign	9,594		751

Operating areas	176,091	162,011	14,108	12,652

Corporate Activities	1,690	1,724

Total Group	177,781	163,735	14,108	12,652

Operating areas
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	13,881	11,146	2,735	24.5

Net fees	4,526	4,530	(4)	(0.1)
Gains (losses) on financial transactions	1,432	1,073	359	33.4
Other operating income*	242	308	(67)	(21.7)

Gross income	20,080	17,057	3,023	17.7

Operating expenses	(7,622)	(7,069)	(554)	7.8
General administrative expenses	(6,909)	(6,491)	(418)	6.4
Personnel	(4,003)	(3,780)	(223)	5.9
Other general administrative expenses	(2,906)	(2,710)	(195)	7.2
Depreciation and amortisation	(713)	(578)	(136)	23.5

Net operating income	12,458	9,989	2,469	24.7

Net loan-loss provisions	(4,637)	(2,811)	(1,827)	65.0
Other income	(494)	(350)	(144)	41.3

Profit before taxes	7,327	6,829	498	7.3

Tax on profit	(1,857)	(1,824)	(33)	1.8

Profit from continuing operations	5,470	5,005	465	9.3

Net profit from discontinued operations	61	118	(58)	(48.7)

Consolidated profit	5,531	5,123	408	8.0

Minority interests	209	273	(64)	(23.5)

Attributable profit to the Group	5,322	4,849	472	9.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.09	30.06.08	Amount	%
Balance sheet
Customer loans**	693,092	595,943	97,149	16.3
Trading portfolio (w/o loans)	128,326	121,927	6,398	5.2
Available-for-sale financial assets	47,771	29,489	18,282	62.0
Due from credit institutions**	137,136	117,693	19,442	16.5
Intangible assets and property and equipment	9,821	11,293	(1,472)	(13.0)
Other assets	95,065	50,365	44,700	88.8

Total assets/liabilities & shareholders’ equity	1,111,210	926,711	184,499	19.9

Customer deposits**	482,553	371,756	110,797	29.8
Marketable debt securities**	128,189	132,600	(4,412)	(3.3)
Subordinated debt**	18,224	13,893	4,331	31.2
Insurance liabilities	20,427	16,034	4,393	27.4
Due to credit institutions**	204,891	148,652	56,239	37.8
Other liabilities	206,639	200,606	6,033	3.0
Shareholders’ equity	50,287	43,169	7,118	16.5

Other customer funds under management	137,509	158,219	(20,710)	(13.1)

Mutual funds	94,630	119,349	(24,719)	(20.7)
Pension funds	10,706	11,324	(618)	(5.5)
Managed portfolios	17,950	17,062	888	5.2
Savings-insurance policies	14,223	10,484	3,739	35.7

Customer funds under management	766,475	676,469	90,006	13.3

**	Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	21.68	23.43	(1.75	p.)
Efficiency ratio (with amortisations)	37.96	41.44	(3.48	p.)
NPL ratio	2.80	1.41	1.39	p.
NPL coverage	73.81	116.99	(43.18	p.)
Number of employees (direct & indirect)	176,091	162,011	14,080		8.7
Number of branches	14,108	12,652	1,456		11.5

Operating areas
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	5,478	5,667	6,022	5,934	6,676	7,204

Net fees	2,290	2,240	2,329	2,102	2,151	2,375
Gains (losses) on financial transactions	609	465	366	545	749	683
Other operating income*	118	190	98	163	140	102

Gross income	8,495	8,562	8,816	8,745	9,717	10,364

Operating expenses	(3,529)	(3,539)	(3,680)	(3,568)	(3,746)	(3,876)
General administrative expenses	(3,252)	(3,239)	(3,359)	(3,275)	(3,402)	(3,507)
Personnel	(1,874)	(1,906)	(1,937)	(1,840)	(1,972)	(2,031)
Other general administrative expenses	(1,378)	(1,332)	(1,421)	(1,435)	(1,430)	(1,475)
Depreciation and amortisation	(277)	(301)	(321)	(293)	(344)	(369)

Net operating income	4,966	5,023	5,136	5,177	5,970	6,488

Net loan-loss provisions	(1,279)	(1,532)	(1,782)	(2,038)	(2,211)	(2,426)
Other income	(157)	(193)	(130)	(325)	(196)	(297)

Profit before taxes	3,531	3,298	3,223	2,813	3,563	3,764

Tax on profit	(963)	(860)	(766)	(598)	(959)	(897)

Profit from continuing operations	2,568	2,437	2,457	2,215	2,603	2,867

Net profit from discontinued operations	58	61	56	145	67	(6)

Consolidated profit	2,625	2,498	2,513	2,360	2,670	2,861

Minority interests	134	139	130	68	102	108

Attributable profit to the Group	2,491	2,358	2,383	2,291	2,568	2,753

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Balance sheet
Customer loans**	575,618	595,943	598,359	624,054	685,236	693,092
Trading portfolio (w/o loans)	113,275	121,927	114,200	143,297	143,013	128,326
Available-for-sale financial assets	27,959	29,489	32,951	34,798	43,762	47,771
Due from credit institutions**	101,082	117,693	96,787	114,759	126,505	137,136
Intangible assets and property and equipment	11,136	11,293	11,750	9,094	9,638	9,821

Other assets	47,424	50,365	79,833	78,767	84,649	95,065

Total assets/liabilities & shareholders’ equity	876,496	926,711	933,881	1,004,770	1,092,804	1,111,210

Customer deposits**	357,342	371,756	401,645	417,219	474,267	482,553
Marketable debt securities**	135,640	132,600	127,554	128,746	130,084	128,189
Subordinated debt**	13,618	13,893	13,742	15,489	16,491	18,224
Insurance liabilities	14,805	16,034	16,581	16,850	18,849	20,427
Due to credit institutions**	127,968	148,652	147,667	174,632	188,953	204,891
Other liabilities	186,025	200,606	183,605	210,271	211,585	206,639
Shareholders’ equity	41,098	43,169	43,086	41,563	52,576	50,287

Other customer funds under management	161,550	158,219	150,572	131,061	129,265	137,509

Mutual funds	122,812	119,349	109,880	90,306	89,116	94,630
Pension funds	11,537	11,324	11,172	11,128	10,567	10,706
Managed portfolios	17,381	17,062	18,260	17,289	16,612	17,950
Savings-insurance policies	9,821	10,484	11,260	12,338	12,970	14,223

Customer funds under management	668,150	676,469	693,514	692,516	750,106	766,475

**	Including all on-balance sheet balances for this item

Other information
NPL ratio	1.21	1.41	1.71	2.02	2.45	2.80
NPL coverage	133.61	116.99	104.17	90.84	81.03	73.81
Risk-weighted assets	455,191	417,497	436,535	477,122	514,325	524,302

Continental Europe
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	5,834	4,386	1,448	33.0

Net fees	1,995	2,087	(92)	(4.4)
Gains (losses) on financial transactions	284	309	(25)	(8.0)
Other operating income*	197	235	(38)	(16.1)

Gross income	8,311	7,017	1,294	18.4

Operating expenses	(2,938)	(2,694)	(244)	9.0
General administrative expenses	(2,659)	(2,445)	(214)	8.7
Personnel	(1,663)	(1,560)	(103)	6.6
Other general administrative expenses	(996)	(885)	(111)	12.5
Depreciation and amortisation	(279)	(248)	(30)	12.1

Net operating income	5,373	4,323	1,050	24.3

Net loan-loss provisions	(1,595)	(1,064)	(531)	49.9
Other income	(101)	7	(108)	—

Profit before taxes	3,678	3,266	412	12.6

Tax on profit	(946)	(870)	(76)	8.7

Profit from continuing operations	2,732	2,397	336	14.0

Net profit from discontinued operations	(27)	—	(27)	—

Consolidated profit	2,705	2,397	308	12.9

Minority interests	48	54	(6)	(10.6)

Attributable profit to the Group	2,657	2,343	314	13.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.09	30.06.08	Amount	%
Balance sheet
Customer loans**	330,430	325,856	4,574	1.4
Trading portfolio (w/o loans)	60,724	59,972	752	1.3
Available-for-sale financial assets	18,303	8,463	9,840	116.3
Due from credit institutions**	77,420	66,672	10,748	16.1
Intangible assets and property and equipment	4,600	4,488	112	2.5
Other assets	21,750	13,438	8,312	61.9

Total assets/liabilities & shareholders’ equity	513,226	478,888	34,338	7.2

Customer deposits**	177,118	151,590	25,528	16.8
Marketable debt securities**	51,721	62,083	(10,362)	(16.7)
Subordinated debt**	2,066	2,338	(273)	(11.7)
Insurance liabilities	15,377	12,621	2,757	21.8
Due to credit institutions**	108,265	79,450	28,815	36.3
Other liabilities	131,719	146,966	(15,247)	(10.4)
Shareholders’ equity	26,960	23,841	3,119	13.1

Other customer funds under management	72,807	86,893	(14,086)	(16.2)

Mutual funds	43,890	59,877	(15,988)	(26.7)
Pension funds	10,706	11,324	(618)	(5.5)
Managed portfolios	4,326	5,284	(957)	(18.1)
Savings-insurance policies	13,886	10,408	3,477	33.4

Customer funds under management	303,712	302,904	808	0.3

**	Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	19.76	20.81	(1.05	p.)
Efficiency ratio (with amortisations)	35.35	38.39	(3.04	p.)
NPL ratio	3.10	1.43	1.67	p.
NPL coverage	74.95	129.23	(54.28	p.)
Number of employees (direct & indirect)	51,013	48,167	2,846		5.9
Number of branches	5,978	5,983	(5)		(0.1)

Continental Europe
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	2,152	2,234	2,351	2,522	2,902	2,932

Net fees	1,049	1,038	1,046	941	955	1,039
Gains (losses) on financial transactions	232	77	144	310	121	164
Other operating income*	79	156	89	138	92	105

Gross income	3,513	3,505	3,631	3,911	4,071	4,240

Operating expenses	(1,346)	(1,348)	(1,379)	(1,383)	(1,466)	(1,472)
General administrative expenses	(1,223)	(1,222)	(1,253)	(1,258)	(1,327)	(1,332)
Personnel	(775)	(785)	(794)	(769)	(835)	(828)
Other general administrative expenses	(448)	(437)	(458)	(489)	(492)	(504)
Depreciation and amortisation	(123)	(125)	(126)	(126)	(139)	(140)

Net operating income	2,166	2,157	2,252	2,528	2,605	2,769

Net loan-loss provisions	(484)	(580)	(691)	(719)	(773)	(821)
Other income	5	3	(46)	(107)	(26)	(75)

Profit before taxes	1,688	1,579	1,515	1,702	1,805	1,873

Tax on profit	(451)	(419)	(399)	(417)	(474)	(472)

Profit from continuing operations	1,237	1,160	1,116	1,286	1,332	1,401

Net profit from discontinued operations	—	—	—	(21)	(18)	(10)

Consolidated profit	1,237	1,160	1,116	1,265	1,314	1,391

Minority interests	26	27	27	29	25	23

Attributable profit to the Group	1,210	1,133	1,089	1,236	1,289	1,368

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Balance sheet
Customer loans**	317,075	325,856	321,400	325,378	331,184	330,430
Trading portfolio (w/o loans)	53,698	59,972	60,247	72,303	68,294	60,724
Available-for-sale financial assets	9,224	8,463	11,034	12,806	15,997	18,303
Due from credit institutions**	56,093	66,672	55,711	63,296	70,702	77,420
Intangible assets and property and equipment	4,434	4,488	4,507	4,612	4,610	4,600
Other assets	12,497	13,438	16,711	17,644	19,067	21,750

Total assets/liabilities & shareholders’ equity	453,021	478,888	469,611	496,039	509,853	513,226

Customer deposits**	147,194	151,590	156,133	165,762	175,325	177,118
Marketable debt securities**	60,908	62,083	58,390	52,076	51,342	51,721
Subordinated debt**	2,407	2,338	1,763	1,752	1,715	2,066
Insurance liabilities	11,740	12,621	13,350	13,889	14,564	15,377
Due to credit institutions**	75,541	79,450	79,476	85,232	90,863	108,265
Other liabilities	132,751	146,966	136,326	153,674	147,655	131,719
Shareholders’ equity	22,479	23,841	24,172	23,653	28,391	26,960

Other customer funds under management	92,697	86,893	84,119	75,473	70,959	72,807

Mutual funds	65,285	59,877	55,928	47,725	43,790	43,890
Pension funds	11,537	11,324	11,172	11,128	10,567	10,706
Managed portfolios	6,124	5,284	5,776	4,479	3,925	4,326
Savings-insurance policies	9,751	10,408	11,243	12,141	12,677	13,886

Customer funds under management	303,206	302,904	300,406	295,064	299,340	303,712

**	Including all on-balance sheet balances for this item

Other information
NPL ratio	1.13	1.43	1.89	2.31	2.73	3.10
NPL coverage	158.54	129.23	108.62	89.95	80.68	74.95
Risk-weighted assets	290,298	258,447	268,796	261,325	257,416	254,915

Santander Branch Network
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	2,064	1,705	358	21.0

Net fees	621	840	(219)	(26.1)
Gains (losses) on financial transactions	87	118	(30)	(25.7)
Other operating income*	4	15	(12)	(76.5)

Gross income	2,776	2,679	97	3.6

Operating expenses	(1,054)	(1,049)	(4)	0.4
General administrative expenses	(975)	(971)	(4)	0.4
Personnel	(636)	(646)	9	(1.5)
Other general administrative expenses	(339)	(325)	(14)	4.2
Depreciation and amortisation	(79)	(79)	(0)	0.0

Net operating income	1,722	1,629	93	5.7

Net loan-loss provisions	(243)	(284)	41	(14.3)
Other income	(13)	0	(13)	—

Profit before taxes	1,466	1,346	120	8.9

Tax on profit	(395)	(364)	(31)	8.5

Profit from continuing operations	1,071	982	89	9.1

Net profit from discontinued operations	—	—	—	—
Consolidated profit	1,071	982	89	9.1

Minority interests	1	0	1	250.0

Attributable profit to the Group	1,070	982	88	9.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.09	30.06.08	Amount	%
Balance sheet
Customer loans**	120,039	119,835	204	0.2
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	28	4	24	658.4
Due from credit institutions**	192	146	46	31.7
Intangible assets and property and equipment	1,228	1,229	(1)	(0.1)
Other assets	605	313	292	93.1

Total assets/liabilities & shareholders’ equity	122,092	121,527	565	0.5

Customer deposits**	60,772	53,665	7,107	13.2
Marketable debt securities**	—	—	—	—
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	246	314	(68)	(21.7)
Other liabilities	53,543	59,099	(5,557)	(9.4)
Shareholders’ equity	7,532	8,449	(917)	(10.9)

Other customer funds under management	34,981	44,659	(9,678)	(21.7)

Mutual funds	21,704	32,530	(10,826)	(33.3)
Pension funds	6,108	6,424	(316)	(4.9)
Managed portfolios	—	—	—	—
Savings-insurance policies	7,169	5,706	1,464	25.7

Customer funds under management	95,753	98,324	(2,571)	(2.6)

**	Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	27.69	23.51	4.18	p.
Efficiency ratio (with amortisations)	37.95	39.17	(1.22	p.)
NPL ratio	3.50	1.33	2.17	p.
NPL coverage	56.98	129.57	(72.59	p.)
Number of employees (direct & indirect)	19,231	19,341	(110)		(0.6)
Number of branches	2,935	2,905	30		1.0

Santander Branch Network
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	847	858	865	923	1,031	1,033

Net fees	435	405	410	338	308	313
Gains (losses) on financial transactions	50	68	43	56	44	44
Other operating income*	7	9	3	62	1	2

Gross income	1,340	1,339	1,321	1,380	1,385	1,391

Operating expenses	(525)	(524)	(517)	(514)	(526)	(527)
General administrative expenses	(486)	(485)	(478)	(474)	(487)	(488)
Personnel	(323)	(323)	(313)	(295)	(320)	(316)
Other general administrative expenses	(163)	(162)	(165)	(180)	(167)	(171)
Depreciation and amortisation	(39)	(39)	(39)	(39)	(39)	(39)

Net operating income	814	815	804	867	859	864

Net loan-loss provisions	(117)	(167)	(230)	(131)	(104)	(139)
Other income	(1)	1	(6)	(9)	(6)	(7)

Profit before taxes	697	649	569	727	748	718

Tax on profit	(188)	(176)	(154)	(198)	(202)	(193)

Profit from continuing operations	509	473	415	529	546	525

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	509	473	415	529	546	525

Minority interests	0	0	0	18	0	1

Attributable profit to the Group	509	473	415	510	546	524

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Balance sheet
Customer loans**	118,020	119,835	116,997	121,658	121,672	120,039
Trading portfolio (w/o loans)	—	—	—	(2)	—	—
Available-for-sale financial assets	9	4	4	28	31	28
Due from credit institutions**	143	146	243	322	129	192
Intangible assets and property and equipment	1,229	1,229	1,229	1,228	1,228	1,228
Other assets	384	313	327	280	661	605

Total assets/liabilities & shareholders’ equity	119,784	121,527	118,800	123,514	123,721	122,092

Customer deposits**	50,263	53,665	54,640	58,309	59,614	60,772
Marketable debt securities**	—	—	—	—	—	—
Subordinated debt**	—	—	—	—	—	—
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	250	314	343	456	241	246
Other liabilities	60,932	59,099	55,564	56,769	56,190	53,543
Shareholders’ equity	8,340	8,449	8,253	7,980	7,676	7,532

Other customer funds under management	47,812	44,659	42,269	39,049	36,760	34,981

Mutual funds	36,201	32,530	29,726	25,747	23,429	21,704
Pension funds	6,518	6,424	6,333	6,322	6,021	6,108
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	5,093	5,706	6,210	6,980	7,309	7,169

Customer funds under management	98,074	98,324	96,910	97,358	96,373	95,753

**	Including all on-balance sheet balances for this item

Other information
NPL ratio	0.87	1.33	1.92	2.58	3.14	3.50
NPL coverage	193.13	129.57	101.59	74.88	60.76	56.98
Risk-weighted assets	104,095	74,794	76,310	74,700	74,533	76,810

Spread	3.82	3.87	3.95	3.86	3.40	3.15

Spread loans	1.38	1.39	1.43	1.70	2.21	2.26
Spread deposits	2.44	2.48	2.52	2.16	1.19	0.89

Banesto
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%

Income statement

Net interest income	868	778	89	11.5

Net fees	302	315	(13)	(4.1)
Gains (losses) on financial transactions	87	80	6	7.9
Other operating income*	38	61	(23)	(38.2)

Gross income	1,294	1,235	59	4.8

Operating expenses	(516)	(511)	(5)	0.9
General administrative expenses	(453)	(452)	(1)	0.3
Personnel	(343)	(342)	(1)	0.2
Other general administrative expenses	(111)	(110)	(1)	0.6
Depreciation and amortisation	(63)	(59)	(4)	6.1

Net operating income	778	724	55	7.6

Net loan-loss provisions	(174)	(132)	(42)	31.6
Other income	(54)	18	(73)	—

Profit before taxes	550	610	(60)	(9.8)

Tax on profit	(144)	(164)	20	(11.9)

Profit from continuing operations	406	446	(40)	(9.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	406	446	(40)	(9.0)

Minority interests	38	46	(8)	(16.8)

Attributable profit to the Group	368	400	(32)	(8.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.09	30.06.08	Amount	%
Balance sheet
Customer loans**	78,142	78,093	48	0.1
Trading portfolio (w/o loans)	5,702	4,296	1,406	32.7
Available-for-sale financial assets	8,941	3,824	5,117	133.8
Due from credit institutions**	15,835	25,875	(10,040)	(38.8)
Intangible assets and property and equipment	1,408	1,355	53	3.9
Other assets	7,114	4,270	2,843	66.6

Total assets/liabilities & shareholders’ equity	117,141	117,714	(573)	(0.5)

Customer deposits**	58,009	53,436	4,572	8.6
Marketable debt securities**	29,337	32,137	(2,800)	(8.7)
Subordinated debt**	1,383	1,511	(128)	(8.4)
Insurance liabilities	—	—	—	—
Due to credit institutions**	12,688	17,118	(4,431)	(25.9)
Other liabilities	11,412	9,508	1,905	20.0
Shareholders’ equity	4,312	4,004	308	7.7

Other customer funds under management	10,270	11,003	(732)	(6.7)

Mutual funds	6,933	8,199	(1,266)	(15.4)
Pension funds	1,371	1,496	(125)	(8.3)
Managed portfolios	92	94	(2)	(1.7)
Savings-insurance policies	1,874	1,214	660	54.4

Customer funds under management	98,999	98,087	913	0.9

**	Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	17.15	19.95	(2.80	p.)
Efficiency ratio (with amortisations)	39.88	41.41	(1.53	p.)
NPL ratio	2.32	0.80	1.52	p.
NPL coverage	72.68	201.94	(129.26	p.)
Number of employees (direct & indirect)	10,063	10,630	(567)		(5.3)
Number of branches	1,819	1,934	(115)		(5.9)

Banesto
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	393	386	414	401	422	445

Net fees	159	156	151	153	154	148
Gains (losses) on financial transactions	39	41	44	34	47	39
Other operating income*	17	44	18	26	12	26

Gross income	609	626	628	615	635	659

Operating expenses	(254)	(258)	(262)	(262)	(258)	(259)
General administrative expenses	(224)	(228)	(232)	(236)	(226)	(227)
Personnel	(169)	(173)	(175)	(178)	(170)	(172)
Other general administrative expenses	(55)	(56)	(57)	(58)	(56)	(55)
Depreciation and amortisation	(29)	(30)	(30)	(26)	(31)	(32)

Net operating income	355	369	366	353	378	401

Net loan-loss provisions	(62)	(70)	(74)	(94)	(81)	(93)
Other income	1	17	(11)	(78)	(7)	(47)

Profit before taxes	294	316	281	181	289	261

Tax on profit	(81)	(83)	(74)	(62)	(79)	(65)

Profit from continuing operations	213	233	207	119	210	196

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	213	233	207	119	210	196

Minority interests	22	23	22	9	20	18

Attributable profit to the Group	191	209	184	110	190	177

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Balance sheet
Customer loans**	75,710	78,093	73,854	77,276	76,956	78,142
Trading portfolio (w/o loans)	4,031	4,296	3,605	5,232	6,737	5,702
Available-for-sale financial assets	4,543	3,824	4,431	5,689	8,283	8,941
Due from credit institutions**	22,706	25,875	26,414	20,556	17,775	15,835
Intangible assets and property and equipment	1,351	1,355	1,358	1,384	1,380	1,408
Other assets	3,639	4,270	5,999	7,232	7,108	7,114

Total assets/liabilities & shareholders’ equity	111,980	117,714	115,660	117,368	118,239	117,141

Customer deposits**	51,195	53,436	53,550	55,900	57,399	58,009
Marketable debt securities**	31,643	32,137	30,297	28,475	27,739	29,337
Subordinated debt**	1,513	1,511	1,026	1,028	1,019	1,383
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	15,033	17,118	17,965	16,634	15,844	12,688
Other liabilities	8,585	9,508	8,821	11,366	11,938	11,412
Shareholders’ equity	4,012	4,004	4,001	3,965	4,299	4,312

Other customer funds under management	12,193	11,003	10,340	9,806	9,936	10,270

Mutual funds	9,312	8,199	7,468	6,815	6,854	6,933
Pension funds	1,543	1,496	1,458	1,410	1,354	1,371
Managed portfolios	166	94	64	60	91	92
Savings-insurance policies	1,172	1,214	1,350	1,521	1,638	1,874

Customer funds under management	96,543	98,087	95,213	95,209	96,094	98,999

**	Including all on-balance sheet balances for this item

Other information
NPL ratio	0.59	0.80	1.18	1.64	1.96	2.32
NPL coverage	269.05	201.94	145.77	106.50	84.90	72.68
Risk-weighted assets	72,161	61,381	63,420	61,425	63,668	62,042

Spread	3.27	3.43	3.35	3.17	2.69	2.51

Spread loans	1.37	1.42	1.45	1.53	1.90	1.94
Spread deposits	1.90	2.01	1.90	1.64	0.79	0.57

Santander Consumer Finance
Million euros

			Variation
	H1 ’ 09	H1 ’08	Amount	%
Income statement

Net interest income	1,631	1,141	490	42.9

Net fees	423	344	79	22.9
Gains (losses) on financial transactions	2	30	(28)	(92.0)
Other operating income*	16	21	(5)	(24.5)

Gross income	2,073	1,537	536	34.9

Operating expenses	(571)	(427)	(144)	33.6
General administrative expenses	(521)	(391)	(130)	33.3
Personnel	(256)	(187)	(70)	37.2
Other general administrative expenses	(264)	(204)	(60)	29.6
Depreciation and amortisation	(50)	(36)	(14)	37.4

Net operating income	1,502	1,110	392	35.3

Net loan-loss provisions	(1,005)	(555)	(450)	81.0
Other income	(22)	(4)	(18)	501.4

Profit before taxes	475	551	(76)	(13.8)

Tax on profit	(133)	(162)	29	(18.0)

Profit from continuing operations	342	389	(47)	(12.0)

Net profit from discontinued operations	(27)	—	(27)	—

Consolidated profit	315	389	(74)	(19.0)

Minority interests	8	7	1	19.0

Attributable profit to the Group	307	382	(75)	(19.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.09	30.06.08	Amount	%
Balance sheet
Customer loans**	56,393	48,254	8,140	16.9
Trading portfolio (w/o loans)	147	6	141	—
Available-for-sale financial assets	175	112	63	56.1
Due from credit institutions**	8,405	5,013	3,392	67.7
Intangible assets and property and equipment	893	913	(20)	(2.2)
Other assets	2,785	1,399	1,387	99.2

Total assets/liabilities & shareholders’ equity	68,799	55,697	13,102	23.5

Customer deposits**	20,676	14,529	6,147	42.3
Marketable debt securities**	11,168	16,192	(5,024)	(31.0)
Subordinated debt**	419	506	(87)	(17.3)
Insurance liabilities	—	—	—	—
Due to credit institutions**	26,559	17,805	8,754	49.2
Other liabilities	2,521	1,981	540	27.3
Shareholders’ equity	7,456	4,684	2,772	59.2

Other customer funds under management	325	377	(53)	(13.9)

Mutual funds	270	313	(43)	(13.7)
Pension funds	55	64	(10)	(14.9)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	32,587	31,604	983	3.1

**	Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	9.27	22.60	(13.33	p.)
Efficiency ratio (with amortisations)	27.53	27.78	(0.25	p.)
NPL ratio	5.14	3.49	1.65	p.
NPL coverage	90.44	90.32	0.12	p.
Number of employees (direct & indirect)	9,518	7,547	1,971		26.1
Number of branches	355	285	70		24.6

Santander Consumer Finance
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	552	589	618	721	792	839

Net fees	156	188	203	180	204	219
Gains (losses) on financial transactions	9	22	30	(3)	23	(21)
Other operating income*	12	10	11	11	15	1

Gross income	729	808	862	909	1,035	1,038

Operating expenses	(213)	(214)	(245)	(242)	(290)	(281)
General administrative expenses	(196)	(195)	(225)	(220)	(263)	(258)
Personnel	(92)	(94)	(112)	(103)	(132)	(124)
Other general administrative expenses	(104)	(100)	(113)	(117)	(130)	(134)
Depreciation and amortisation	(17)	(19)	(20)	(22)	(27)	(22)

Net operating income	516	594	617	668	745	757

Net loan-loss provisions	(268)	(287)	(364)	(472)	(501)	(505)
Other income	1	(5)	2	(20)	(2)	(20)

Profit before taxes	249	302	255	176	242	233

Tax on profit	(71)	(91)	(75)	(17)	(64)	(69)

Profit from continuing operations	178	211	181	159	178	164

Net profit from discontinued operations	—	—	—	(21)	(18)	(10)

Consolidated profit	178	211	181	138	160	155

Minority interests	4	3	2	3	5	3

Attributable profit to the Group	174	209	179	136	156	151

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Balance sheet
Customer loans**	46,785	48,254	52,918	53,884	57,605	56,393
Trading portfolio (w/o loans)	24	6	501	565	644	147
Available-for-sale financial assets	182	112	135	124	157	175
Due from credit institutions**	3,085	5,013	4,681	7,066	8,085	8,405
Intangible assets and property and equipment	852	913	923	930	917	893
Other assets	1,574	1,399	2,042	2,030	2,477	2,785

Total assets/liabilities & shareholders’ equity	52,503	55,697	61,201	64,599	69,885	68,799

Customer deposits**	13,884	14,529	15,533	18,031	20,805	20,676
Marketable debt securities**	17,473	16,192	16,125	12,851	11,839	11,168
Subordinated debt**	547	506	439	445	427	419
Insurance liabilities	—	—	—	—	—	—
Due to credit institutions**	15,971	17,805	21,904	25,970	27,171	26,559
Other liabilities	1,639	1,981	2,217	2,182	2,264	2,521
Shareholders’ equity	2,990	4,684	4,983	5,120	7,380	7,456

Other customer funds under management	394	377	361	344	329	325

Mutual funds	327	313	299	285	274	270
Pension funds	66	64	61	59	55	55
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	32,297	31,604	32,458	31,671	33,399	32,587

**	Including all on-balance sheet balances for this item

Other information
NPL ratio	3.15	3.49	3.87	4.18	4.64	5.14
NPL coverage	92.16	90.32	86.69	85.51	89.02	90.44
Risk-weighted assets	36,578	40,353	42,811	45,814	48,043	47,684

Spread loans	3.78	3.76	3.85	4.03	4.32	4.61

Portugal
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	404	368	36	9.9

Net fees	171	184	(13)	(7.1)
Gains (losses) on financial transactions	40	32	8	24.8
Other operating income*	29	30	(1)	(2.3)

Gross income	644	613	30	4.9

Operating expenses	(264)	(266)	2	(0.6)
General administrative expenses	(229)	(229)	0	(0.1)
Personnel	(156)	(154)	(2)	1.6
Other general administrative expenses	(73)	(75)	3	(3.5)
Depreciation and amortisation	(36)	(37)	1	(3.7)

Net operating income	379	348	32	9.2

Net loan-loss provisions	(43)	(6)	(37)	650.7
Other income	5	(10)	16	—

Profit before taxes	342	332	10	3.1

Tax on profit	(56)	(53)	(3)	4.8

Profit from continuing operations	286	278	8	2.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	286	278	8	2.7

Minority interests	1	1	(0)	(8.5)

Attributable profit to the Group	285	278	8	2.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.09	30.06.08	Amount	%
Balance sheet
Customer loans**	32,420	31,707	713	2.2
Trading portfolio (w/o loans)	1,388	1,202	186	15.5
Available-for-sale financial assets	1,935	1,081	854	79.0
Due from credit institutions**	5,424	5,009	415	8.3
Intangible assets and property and equipment	470	483	(13)	(2.6)
Other assets	4,761	4,058	704	17.3

Total assets/liabilities & shareholders’ equity	46,398	43,540	2,858	6.6

Customer deposits**	15,708	13,689	2,019	14.7
Marketable debt securities**	9,253	11,576	(2,322)	(20.1)
Subordinated debt**	263	316	(53)	(16.7)
Insurance liabilities	4,397	4,033	364	9.0
Due to credit institutions**	13,437	9,908	3,529	35.6
Other liabilities	1,403	2,133	(731)	(34.3)
Shareholders’ equity	1,936	1,884	52	2.8

Other customer funds under management	9,022	9,755	(732)	(7.5)

Mutual funds	3,271	4,623	(1,352)	(29.2)
Pension funds	1,294	1,409	(115)	(8.2)
Managed portfolios	152	233	(82)	(35.0)
Savings-insurance policies	4,306	3,489	817	23.4

Customer funds under management	34,247	35,336	(1,089)	(3.1)

**	Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	25.69	26.89	(1.20	p.)
Efficiency ratio (with amortisations)	41.03	43.32	(2.29	p.)
NPL ratio	2.13	1.53	0.60	p.
NPL coverage	65.29	92.82	(27.53	p.)
Number of employees (direct & indirect)	6,532	6,577	(45)		(0.7)
Number of branches	775	765	10		1.3

Portugal
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	187	181	186	196	207	197

Net fees	94	90	88	82	91	80
Gains (losses) on financial transactions	14	18	20	4	14	26
Other operating income*	12	17	9	16	16	13

Gross income	307	307	303	298	328	315

Operating expenses	(132)	(134)	(134)	(136)	(131)	(133)
General administrative expenses	(114)	(114)	(118)	(118)	(113)	(115)
Personnel	(75)	(79)	(79)	(80)	(78)	(78)
Other general administrative expenses	(39)	(36)	(39)	(38)	(35)	(37)
Depreciation and amortisation	(17)	(19)	(17)	(18)	(18)	(18)

Net operating income	175	173	168	162	197	182

Net loan-loss provisions	1	(7)	1	(8)	(12)	(31)
Other income	(4)	(6)	(11)	(4)	(6)	12

Profit before taxes	172	159	159	150	179	163

Tax on profit	(32)	(21)	(25)	(30)	(34)	(21)

Profit from continuing operations	140	139	134	120	144	142

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	140	139	134	120	144	142

Minority interests	0	0	0	0	0	0

Attributable profit to the Group	139	138	133	120	144	141

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Balance sheet
Customer loans**	30,679	31,707	32,395	32,594	32,414	32,420
Trading portfolio (w/o loans)	1,131	1,202	1,119	1,563	1,696	1,388
Available-for-sale financial assets	1,092	1,081	1,052	1,076	1,352	1,935
Due from credit institutions**	4,063	5,009	4,506	4,226	4,297	5,424
Intangible assets and property and equipment	483	483	489	490	483	470
Other assets	4,117	4,058	4,716	4,980	4,512	4,761

Total assets/liabilities & shareholders’ equity	41,566	43,540	44,276	44,929	44,755	46,398

Customer deposits**	12,568	13,689	14,369	15,497	15,332	15,708
Marketable debt securities**	9,558	11,576	9,842	8,691	9,571	9,253
Subordinated debt**	346	316	294	279	254	263
Insurance liabilities	3,960	4,033	4,133	4,056	4,175	4,397
Due to credit institutions**	10,935	9,908	11,884	12,892	11,557	13,437
Other liabilities	1,901	2,133	1,882	1,865	1,391	1,403
Shareholders’ equity	2,298	1,884	1,871	1,648	2,475	1,936

Other customer funds under management	10,187	9,755	9,176	8,228	7,909	9,022

Mutual funds	5,175	4,623	3,943	3,031	2,748	3,271
Pension funds	1,430	1,409	1,354	1,394	1,294	1,294
Managed portfolios	261	233	196	163	138	152
Savings-insurance policies	3,321	3,489	3,682	3,639	3,730	4,306

Customer funds under management	32,658	35,336	33,681	32,695	33,066	34,247

** Including all on-balance sheet balances for this item

Other information
NPL ratio	1.37	1.53	1.65	1.72	1.87	2.13
NPL coverage	106.56	92.82	82.21	77.16	71.15	65.29
Risk-weighted assets	24,388	25,105	25,581	26,270	25,198	23,338

Spread (Retail Banking)	3.43	3.33	3.27	3.05	2.35	2.15

Spread loans	1.47	1.39	1.37	1.48	1.61	1.70
Spread deposits	1.96	1.94	1.90	1.57	0.74	0.45

United Kingdom
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	1,912	1,153	759	65.8

Net fees	479	455	24	5.3
Gains (losses) on financial transactions	313	223	90	40.3
Other operating income*	13	29	(16)	(54.2)

Gross income	2,718	1,861	857	46.1

Operating expenses	(1,115)	(871)	(244)	28.0
General administrative expenses	(1,001)	(798)	(203)	25.5
Personnel	(577)	(478)	(99)	20.7
Other general administrative expenses	(424)	(320)	(104)	32.5
Depreciation and amortisation	(114)	(73)	(41)	56.3

Net operating income	1,603	990	613	61.9

Net loan-loss provisions	(408)	(153)	(255)	166.2
Other income	1	1	(0)	(20.8)

Profit before taxes	1,195	837	358	42.8

Tax on profit	(310)	(210)	(100)	47.6

Profit from continuing operations	885	627	258	41.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	885	627	258	41.1

Minority interests	—	—	—	—

Attributable profit to the Group	885	627	258	41.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.09	30.06.08	Amount		%
Balance sheet
Customer loans**	227,793	170,941	56,853		33.3
Trading portfolio (w/o loans)	44,482	35,372	9,110		25.8
Available-for-sale financial assets	919	39	879		—
Due from credit institutions**	31,155	26,029	5,126		19.7
Intangible assets and property and equipment	1,387	4,274	(2,887)		(67.5)
Other assets	29,234	7,431	21,803		293.4

Total assets/liabilities & shareholders’ equity	334,970	244,086	90,884		37.2

Customer deposits**	162,882	105,546	57,336		54.3
Marketable debt securities**	57,104	63,085	(5,981)		(9.5)
Subordinated debt**	9,144	7,438	1,706		22.9
Insurance liabilities	3	5	(3)		(50.9)
Due to credit institutions**	65,090	40,779	24,311		59.6
Other liabilities	34,593	23,052	11,541		50.1
Shareholders’ equity	6,154	4,181	1,974		47.2

Other customer funds under management	9,060	8,741	319		3.6

Mutual funds	9,060	8,741	319		3.6
Pension funds	—	—	—		—
Managed portfolios	—	—	—		—
Savings-insurance policies	—	—	—		—

Customer funds under management	238,190	184,810	53,380		28.9

** Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	30.37	29.70	0.67	p.
Efficiency ratio (with amortisations)	41.03	46.81	(5.78	p.)
NPL ratio	1.54	0.70	0.84	p.
NPL coverage	45.41	54.86	(9.45	p.)
Number of employees (direct & indirect)	23,347	16,489	6,858		41.6
Number of branches	1,329	705	624		88.5

United Kingdom
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	583	571	623	635	908	1,004

Net fees	237	218	226	245	235	244
Gains (losses) on financial transactions	103	121	103	174	156	158
Other operating income*	15	14	15	6	7	6

Gross income	938	923	966	1,061	1,306	1,412

Operating expenses	(443)	(428)	(434)	(455)	(550)	(565)
General administrative expenses	(417)	(381)	(385)	(420)	(498)	(503)
Personnel	(240)	(238)	(245)	(263)	(288)	(288)
Other general administrative expenses	(178)	(142)	(140)	(157)	(210)	(214)
Depreciation and amortisation	(26)	(47)	(50)	(35)	(52)	(62)

Net operating income	495	495	531	605	756	847

Net loan-loss provisions	(80)	(73)	(111)	(192)	(208)	(200)
Other income	2	(2)	6	(4)	1	(0)

Profit before taxes	417	420	426	410	548	647

Tax on profit	(106)	(105)	(110)	(106)	(139)	(171)

Profit from continuing operations	311	316	317	304	409	475

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	311	316	317	304	409	475

Minority interests	—	—	—	—	—	—

Attributable profit to the Group	311	316	317	304	409	475

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Balance sheet
Customer loans**	164,844	170,941	173,549	202,622	212,624	227,793
Trading portfolio (w/o loans)	35,222	35,372	31,616	50,029	50,250	44,482
Available-for-sale financial assets	39	39	1,303	2,785	840	919
Due from credit institutions**	25,286	26,029	19,121	31,518	28,889	31,155
Intangible assets and property and equipment	4,291	4,274	4,325	1,210	1,227	1,387
Other assets	7,664	7,431	32,538	30,626	26,359	29,234

Total assets/liabilities & shareholders’ equity	237,346	244,086	262,452	318,790	320,190	334,970

Customer deposits**	106,288	105,546	128,474	143,200	148,338	162,882
Marketable debt securities**	68,195	63,085	61,235	67,996	57,854	57,104
Subordinated debt**	7,986	7,438	7,843	9,890	8,800	9,144
Insurance liabilities	5	5	4	3	2	3
Due to credit institutions**	28,691	40,779	40,067	60,063	62,952	65,090
Other liabilities	21,782	23,052	20,640	32,306	36,581	34,593
Shareholders’ equity	4,400	4,181	4,191	5,332	5,662	6,154

Other customer funds under management	8,542	8,741	8,541	7,180	7,461	9,060

Mutual funds	8,542	8,741	8,541	7,180	7,461	9,060
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	191,011	184,810	206,092	228,267	222,454	238,190

** Including all on-balance sheet balances for this item

Other information
NPL ratio	0.66	0.70	0.76	1.04	1.25	1.54
NPL coverage	59.26	54.86	57.12	68.53	56.33	45.41
Risk-weighted assets	87,282	63,804	67,350	86,168	82,668	86,654

Spread (Retail Banking)	2.00	1.95	2.01	2.02	2.04	2.22

Spread loans	0.66	0.70	0.77	0.88	1.13	1.44
Spread deposits	1.34	1.25	1.24	1.14	0.91	0.78

United Kingdom
Million pound sterling

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	1,708	893	815	91.2

Net fees	428	352	75	21.4
Gains (losses) on financial transactions	280	173	107	61.8
Other operating income*	12	22	(11)	(47.2)

Gross income	2,428	1,441	986	68.4

Operating expenses	(996)	(675)	(321)	47.6
General administrative expenses	(894)	(618)	(276)	44.7
Personnel	(515)	(370)	(145)	39.2
Other general administrative expenses	(379)	(248)	(131)	52.8
Depreciation and amortisation	(102)	(56)	(45)	80.2

Net operating income	1,432	767	665	86.8

Net loan-loss provisions	(365)	(119)	(246)	207.0
Other income	1	1	(0)	(8.7)

Profit before taxes	1,067	648	419	64.6

Tax on profit	(277)	(163)	(114)	70.2

Profit from continuing operations	790	485	305	62.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	790	485	305	62.8

Minority interests	—	—	—	—

Attributable profit to the Group	790	485	305	62.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.09	30.06.08	Amount	%
Balance sheet
Customer loans**	194,103	135,428	58,675	43.3
Trading portfolio (w/o loans)	37,903	28,023	9,880	35.3
Available-for-sale financial assets	783	31	751	—
Due from credit institutions**	26,547	20,621	5,925	28.7
Intangible assets and property and equipment	1,182	3,386	(2,204)	(65.1)
Other assets	24,910	5,887	19,023	323.1

Total assets/liabilities & shareholders’ equity	285,428	193,377	92,051	47.6

Customer deposits**	138,792	83,618	55,173	66.0
Marketable debt securities**	48,658	49,979	(1,321)	(2.6)
Subordinated debt**	7,792	5,893	1,899	32.2
Insurance liabilities	2	4	(2)	(47.2)
Due to credit institutions**	55,463	32,307	23,156	71.7
Other liabilities	29,477	18,263	11,214	61.4
Shareholders’ equity	5,244	3,312	1,932	58.3

Other customer funds under management	7,720	6,925	795	11.5

Mutual funds	7,720	6,925	795	11.5
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	202,962	146,415	56,546	38.6

**	Including all on-balance sheet balances for this item

United Kingdom
Million pound sterling

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	441	452	494	528	825	883

Net fees	180	173	180	203	213	214
Gains (losses) on financial transactions	78	95	82	143	141	139
Other operating income*	11	11	12	6	6	6

Gross income	710	732	767	879	1,186	1,242

Operating expenses	(335)	(339)	(345)	(379)	(500)	(496)
General administrative expenses	(316)	(302)	(306)	(349)	(453)	(442)
Personnel	(181)	(189)	(194)	(219)	(262)	(253)
Other general administrative expenses	(135)	(113)	(112)	(131)	(191)	(188)
Depreciation and amortisation	(19)	(37)	(39)	(29)	(47)	(55)

Net operating income	374	392	422	501	686	745

Net loan-loss provisions	(61)	(58)	(88)	(156)	(189)	(176)
Other income	2	(1)	4	(3)	1	(0)

Profit before taxes	316	333	339	342	498	570

Tax on profit	(80)	(83)	(87)	(88)	(126)	(151)

Profit from continuing operations	235	250	252	254	372	419

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	235	250	252	254	372	419

Minority interests	—	—	—	—	—	—

Attributable profit to the Group	235	250	252	254	372	419

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Balance sheet
Customer loans**	131,183	135,428	137,156	192,997	197,911	194,103
Trading portfolio (w/o loans)	28,030	28,023	24,986	47,653	46,773	37,903
Available-for-sale financial assets	31	31	1,030	2,653	782	783
Due from credit institutions**	20,123	20,621	15,111	30,020	26,890	26,547
Intangible assets and property and equipment	3,415	3,386	3,418	1,153	1,142	1,182
Other assets	6,099	5,887	25,715	29,172	24,535	24,910

Total assets/liabilities & shareholders’ equity	188,880	193,377	207,416	303,647	298,033	285,428

Customer deposits**	84,584	83,618	101,533	136,398	138,073	138,792
Marketable debt securities**	54,269	49,979	48,394	64,766	53,851	48,658
Subordinated debt**	6,356	5,893	6,198	9,420	8,191	7,792
Insurance liabilities	4	4	3	3	2	2
Due to credit institutions**	22,832	32,307	31,665	57,210	58,596	55,463
Other liabilities	17,334	18,263	16,311	30,771	34,049	29,477
Shareholders’ equity	3,501	3,312	3,312	5,078	5,270	5,244

Other customer funds under management	6,797	6,925	6,750	6,839	6,945	7,720

Mutual funds	6,797	6,925	6,750	6,839	6,945	7,720
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	152,006	146,415	162,875	217,424	207,060	202,962

**	Including all on-balance sheet balances for this item

Latin America
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	5,624	5,607	18	0.3

Net fees	1,874	1,988	(114)	(5.7)
Gains (losses) on financial transactions	804	541	264	48.7
Other operating income*	90	44	46	102.9

Gross income	8,392	8,180	213	2.6

Operating expenses	(3,134)	(3,504)	370	(10.6)
General administrative expenses	(2,867)	(3,247)	381	(11.7)
Personnel	(1,530)	(1,742)	212	(12.2)
Other general administrative expenses	(1,336)	(1,505)	169	(11.2)
Depreciation and amortisation	(267)	(256)	(11)	4.1

Net operating income	5,259	4,676	583	12.5

Net loan-loss provisions	(2,364)	(1,593)	(771)	48.4
Other income	(393)	(358)	(35)	9.8

Profit before taxes	2,502	2,725	(223)	(8.2)

Tax on profit	(623)	(744)	121	(16.3)

Profit from continuing operations	1,880	1,981	(102)	(5.1)

Net profit from discontinued operations	88	118	(30)	(25.7)

Consolidated profit	1,967	2,100	(132)	(6.3)

Minority interests	161	220	(59)	(26.6)

Attributable profit to the Group	1,806	1,880	(74)	(3.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.09	30.06.08	Amount		%
Balance sheet
Customer loans**	97,305	99,146	(1,842)		(1.9)
Trading portfolio (w/o loans)	22,916	26,584	(3,667)		(13.8)
Available-for-sale financial assets	20,941	20,987	(46)		(0.2)
Due from credit institutions**	28,139	24,992	3,147		12.6
Intangible assets and property and equipment	3,323	2,531	791		31.3
Other assets	38,635	29,496	9,139		31.0

Total assets/liabilities & shareholders’ equity	211,258	203,737	7,522		3.7

Customer deposits**	107,619	114,621	(7,002)		(6.1)
Marketable debt securities**	9,073	7,433	1,640		22.1
Subordinated debt**	4,497	4,117	380		9.2
Insurance liabilities	5,047	3,408	1,639		48.1
Due to credit institutions**	30,134	28,423	1,711		6.0
Other liabilities	38,788	30,588	8,199		26.8
Shareholders’ equity	16,101	15,147	954		6.3

Other customer funds under management	55,104	62,585	(7,481)		(12.0)

Mutual funds	41,681	50,731	(9,050)		(17.8)
Pension funds	—	—	—		—
Managed portfolios	13,086	11,779	1,308		11.1
Savings-insurance policies	338	76	262		346.7

Customer funds under management	176,293	188,755	(12,462)		(6.6)

** Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	23.29	25.63	(2.34	p.)
Efficiency ratio (with amortisations)	37.34	42.84	(5.50	p.)
NPL ratio	3.97	2.48	1.49	p.
NPL coverage	96.51	123.05	(26.54	p.)
Number of employees (direct & indirect)	92,137	97,355	(5,218)		(5.4)
Number of branches	6,050	5,964	86		1.4

Latin America
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	2,744	2,863	3,049	2,777	2,662	2,962

Net fees	1,004	984	1,057	917	891	983
Gains (losses) on financial transactions	274	267	119	61	483	322
Other operating income*	24	20	(5)	19	47	43

Gross income	4,045	4,134	4,219	3,773	4,083	4,309

Operating expenses	(1,740)	(1,764)	(1,866)	(1,730)	(1,539)	(1,595)
General administrative expenses	(1,612)	(1,636)	(1,721)	(1,597)	(1,407)	(1,459)
Personnel	(860)	(883)	(898)	(808)	(744)	(787)
Other general administrative expenses	(752)	(753)	(823)	(789)	(664)	(672)
Depreciation and amortisation	(128)	(128)	(145)	(133)	(132)	(135)

Net operating income	2,305	2,371	2,353	2,043	2,545	2,714

Net loan-loss provisions	(715)	(878)	(981)	(1,128)	(1,136)	(1,228)
Other income	(164)	(194)	(90)	(215)	(170)	(222)

Profit before taxes	1,427	1,298	1,282	701	1,238	1,264

Tax on profit	(407)	(337)	(257)	(76)	(357)	(266)

Profit from continuing operations	1,020	962	1,025	625	882	998

Net profit from discontinued operations	58	61	56	166	84	3

Consolidated profit	1,077	1,022	1,080	791	966	1,001

Minority interests	108	112	103	39	77	85

Attributable profit to the Group	969	910	977	752	890	917

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Balance sheet
Customer loans**	93,699	99,146	103,410	96,054	99,963	97,305
Trading portfolio (w/o loans)	24,354	26,584	22,338	20,965	24,122	22,916
Available-for-sale financial assets	18,696	20,987	20,613	19,208	20,394	20,941
Due from credit institutions**	19,703	24,992	21,955	19,946	26,631	28,139
Intangible assets and property and equipment	2,412	2,531	2,918	3,272	3,212	3,323
Other assets	27,263	29,496	30,584	30,496	31,303	38,635

Total assets/liabilities & shareholders’ equity	186,128	203,737	201,818	189,941	205,625	211,258

Customer deposits**	103,860	114,621	117,038	108,257	112,495	107,619
Marketable debt securities**	6,537	7,433	7,929	8,674	8,738	9,073
Subordinated debt**	3,224	4,117	4,137	3,847	4,165	4,497
Insurance liabilities	3,059	3,408	3,227	2,958	4,283	5,047
Due to credit institutions**	23,736	28,423	28,125	29,336	33,274	30,134
Other liabilities	31,492	30,588	26,639	24,291	25,906	38,788
Shareholders’ equity	14,220	15,147	14,724	12,577	16,764	16,101

Other customer funds under management	60,312	62,585	57,912	48,408	50,255	55,104

Mutual funds	48,985	50,731	45,412	35,400	37,865	41,681
Pension funds	—	—	—	—	—	—
Managed portfolios	11,256	11,779	12,483	12,810	12,097	13,086
Savings-insurance policies	70	76	17	198	293	338

Customer funds under management	173,933	188,755	187,016	169,186	175,653	176,293

** Including all on-balance sheet balances for this item

Other information
NPL ratio	2.39	2.48	2.65	2.95	3.27	3.97
NPL coverage	129.53	123.05	115.57	108.31	106.89	96.51
Risk-weighted assets	77,612	95,246	100,389	129,629	139,260	143,817

Latin America
Million dollars

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	7,489	8,573	(1,084)	(12.6)

Net fees	2,495	3,040	(545)	(17.9)
Gains (losses) on financial transactions	1,071	827	244	29.5
Other operating income*	120	68	52	76.7

Gross income	11,174	12,508	(1,334)	(10.7)

Operating expenses	(4,172)	(5,358)	1,186	(22.1)
General administrative expenses	(3,817)	(4,966)	1,149	(23.1)
Personnel	(2,038)	(2,664)	626	(23.5)
Other general administrative expenses	(1,779)	(2,301)	523	(22.7)
Depreciation and amortisation	(356)	(392)	37	(9.4)

Net operating income	7,002	7,150	(148)	(2.1)

Net loan-loss provisions	(3,148)	(2,436)	(711)	29.2
Other income	(523)	(547)	24	(4.4)

Profit before taxes	3,332	4,167	(836)	(20.1)

Tax on profit	(829)	(1,137)	308	(27.1)

Profit from continuing operations	2,503	3,030	(527)	(17.4)

Net profit from discontinued operations	117	181	(64)	(35.3)

Consolidated profit	2,620	3,210	(591)	(18.4)

Minority interests	215	336	(121)	(36.1)

Attributable profit to the Group	2,405	2,874	(469)	(16.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.09	30.06.08	Amount	%
Balance sheet
Customer loans**	137,530	156,294	(18,764)	(12.0)
Trading portfolio (w/o loans)	32,390	41,906	(9,516)	(22.7)
Available-for-sale financial assets	29,597	33,084	(3,486)	(10.5)
Due from credit institutions**	39,772	39,398	374	0.9
Intangible assets and property and equipment	4,696	3,991	706	17.7
Other assets	54,607	46,498	8,109	17.4

Total assets/liabilities & shareholders’ equity	298,593	321,171	(22,578)	(7.0)

Customer deposits**	152,109	180,688	(28,579)	(15.8)
Marketable debt securities**	12,824	11,717	1,106	9.4
Subordinated debt**	6,356	6,490	(133)	(2.1)
Insurance liabilities	7,133	5,373	1,761	32.8
Due to credit institutions**	42,591	44,806	(2,215)	(4.9)
Other liabilities	54,823	48,220	6,603	13.7
Shareholders’ equity	22,757	23,878	(1,121)	(4.7)

Other customer funds under management	77,884	98,659	(20,775)	(21.1)

Mutual funds	58,911	79,972	(21,061)	(26.3)
Pension funds	—	—	—	—
Managed portfolios	18,496	18,568	(72)	(0.4)
Savings-insurance policies	477	119	358	300.6

Customer funds under management	249,173	297,554	(48,381)	(16.3)

**	Including all on-balance sheet balances for this item

Latin America
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	4,107	4,466	4,583	3,579	3,467	4,022

Net fees	1,503	1,537	1,589	1,171	1,160	1,335
Gains (losses) on financial transactions	410	417	175	52	628	443
Other operating income*	36	32	(9)	25	62	58

Gross income	6,055	6,452	6,339	4,828	5,317	5,857

Operating expenses	(2,605)	(2,753)	(2,805)	(2,231)	(2,004)	(2,168)
General administrative expenses	(2,413)	(2,553)	(2,586)	(2,059)	(1,832)	(1,984)
Personnel	(1,287)	(1,378)	(1,349)	(1,035)	(968)	(1,070)
Other general administrative expenses	(1,126)	(1,175)	(1,237)	(1,024)	(864)	(914)
Depreciation and amortisation	(192)	(200)	(219)	(172)	(171)	(184)

Net operating income	3,451	3,699	3,534	2,597	3,313	3,689

Net loan-loss provisions	(1,070)	(1,366)	(1,477)	(1,506)	(1,479)	(1,669)
Other income	(245)	(302)	(133)	(289)	(222)	(301)

Profit before taxes	2,136	2,032	1,924	802	1,612	1,719

Tax on profit	(609)	(528)	(384)	(55)	(464)	(365)

Profit from continuing operations	1,526	1,503	1,540	747	1,148	1,354

Net profit from discontinued operations	86	95	84	233	110	7

Consolidated profit	1,613	1,598	1,623	980	1,258	1,361

Minority interests	161	175	155	39	100	115

Attributable profit to the Group	1,451	1,423	1,468	940	1,158	1,247

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Balance sheet
Customer loans**	148,157	156,294	147,908	133,678	133,030	137,530
Trading portfolio (w/o loans)	38,509	41,906	31,950	29,178	32,102	32,390
Available-for-sale financial assets	29,563	33,084	29,482	26,731	27,141	29,597
Due from credit institutions**	31,155	39,398	31,402	27,759	35,441	39,772
Intangible assets and property and equipment	3,814	3,991	4,173	4,553	4,274	4,696
Other assets	43,109	46,498	43,744	42,442	41,658	54,607

Total assets/liabilities & shareholders’ equity	294,306	321,171	288,660	264,341	273,646	298,593

Customer deposits**	164,223	180,688	167,400	150,662	149,708	152,109
Marketable debt securities**	10,337	11,717	11,341	12,072	11,629	12,824
Subordinated debt**	5,098	6,490	5,917	5,354	5,542	6,356
Insurance liabilities	4,837	5,373	4,615	4,116	5,700	7,133
Due to credit institutions**	37,531	44,806	40,227	40,828	44,281	42,591
Other liabilities	49,795	48,220	38,102	33,806	34,475	54,823
Shareholders’ equity	22,485	23,878	21,059	17,504	22,310	22,757

Other customer funds under management	95,365	98,659	82,832	67,370	66,880	77,884

Mutual funds	77,456	79,972	64,952	49,266	50,390	58,911
Pension funds	—	—	—	—	—	—
Managed portfolios	17,798	18,568	17,855	17,828	16,099	18,496
Savings-insurance policies	111	119	25	275	391	477

Customer funds under management	275,023	297,554	267,489	235,457	233,759	249,173

**	Including all on-balance sheet balances for this item

Latin America. Results
Million euros

	Gross income		Net operating income		Attributable profit to the Group
	H1 ’09	Var. (%)	H1 ’09	Var. (%)	H1 ’09	Var. (%)

Brazil	5,284	2.2	3,281	15.3	961	(0.1)
Mexico	1,249	(12.1)	850	(12.8)	230	(37.3)
Chile	907	8.7	613	18.3	257	(0.5)
Puerto Rico	167	(3.1)	80	(1.8)	18	—
Colombia	78	4.1	34	13.2	16	6.7
Argentina	376	39.3	231	71.1	114	15.8
Uruguay	69	207.3	32	307.9	23	285.5
Rest	110	159.3	43	—	108	14.8

Subtotal	8,240	2.9	5,162	12.9	1,727	(3.7)

Santander Private Banking	152	(10.1)	96	(5.9)	79	(8.1)

Total	8,392	2.6	5,259	12.5	1,806	(3.9)

Latin America. Results
Million dollars

	Gross income		Net operating income		Attributable profit to the Group
	H1 ’09	Var. (%)	H1 ’09	Var. (%)	H1 ’09	Var. (%)

Brazil	7,035	(11.0)	4,369	0.4	1,280	(13.0)
Mexico	1,663	(23.5)	1,131	(24.1)	307	(45.4)
Chile	1,208	(5.4)	816	3.0	343	(13.3)
Puerto Rico	222	(15.6)	106	(14.5)	24	—
Colombia	103	(9.4)	45	(1.4)	22	(7.1)
Argentina	501	21.3	307	49.0	151	0.9
Uruguay	92	167.6	42	255.1	30	235.6
Rest	146	125.8	57	—	143	(0.0)

Subtotal	10,971	(10.4)	6,874	(1.7)	2,299	(16.2)

Santander Private Banking	203	(21.7)	128	(18.1)	105	(20.0)

Total	11,174	(10.7)	7,002	(2.1)	2,405	(16.3)

Brazil (1)
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	3,755	3,618	137	3.8

Net fees	1,149	1,222	(73)	(6.0)
Gains (losses) on financial transactions	303	310	(7)	(2.3)
Other operating income*	77	23	54	238.0

Gross income	5,284	5,172	111	2.2

Operating expenses	(2,003)	(2,328)	325	(14.0)
General administrative expenses	(1,837)	(2,174)	337	(15.5)
Personnel	(946)	(1,113)	167	(15.0)
Other general administrative expenses	(891)	(1,061)	170	(16.0)
Depreciation and amortisation	(165)	(154)	(12)	7.5

Net operating income	3,281	2,845	436	15.3

Net loan-loss provisions	(1,501)	(949)	(552)	58.2
Other income	(385)	(362)	(22)	6.1

Profit before taxes	1,395	1,533	(138)	(9.0)

Tax on profit	(420)	(551)	131	(23.8)

Profit from continuing operations	975	982	(7)	(0.7)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	975	982	(7)	(0.7)

Minority interests	14	21	(6)	(29.7)

Attributable profit to the Group	961	962	(1)	(0.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1)
Without impact from the capital gains obtained from the Visanet sale and the extraordinary allowance for the same amount, as both are recorded under the “net extraordinary capital gains and allowances” line.

			Variation
	30.06.09	30.06.08	Amount		%
Balance sheet
Customer loans**	51,929	48,892	3,036		6.2
Trading portfolio (w/o loans)	7,314	8,324	(1,010)		(12.1)
Available-for-sale financial assets	12,581	12,090	491		4.1
Due from credit institutions**	14,662	13,855	807		5.8
Intangible assets and property and equipment	2,372	1,414	957		67.7
Other assets	19,657	20,203	(546)		(2.7)

Total assets/liabilities & shareholders’ equity	108,514	104,780	3,735		3.6

Customer deposits**	56,732	56,203	529		0.9
Marketable debt securities**	3,983	3,504	479		13.7
Subordinated debt**	3,432	3,277	155		4.7
Insurance liabilities	4,729	3,194	1,535		48.1
Due to credit institutions**	15,014	13,345	1,669		12.5
Other liabilities	16,376	16,921	(544)		(3.2)
Shareholders’ equity	8,247	8,336	(90)		(1.1)

Other customer funds under management	30,372	36,277	(5,904)		(16.3)

Mutual funds	27,427	35,229	(7,801)		(22.1)
Pension funds	—	—	—		—
Managed portfolios	2,664	977	1,688		172.7
Savings-insurance policies	280	71	209		296.7

Customer funds under management	94,520	99,260	(4,741)		(4.8)

** Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	25.71	24.44	1.27	p.
Efficiency ratio (with amortisations)	37.90	45.00	(7.10	p.)
NPL ratio	4.64	3.24	1.40	p.
NPL coverage	92.29	115.77	(23.48	p.)
Number of employees (direct & indirect)	50,898	53,831	(2,933)		(5.4)
Number of branches	3,612	3,557	55		1.5

Brazil
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	1,773	1,845	1,935	1,691	1,768	1,988

Net fees	629	593	667	539	535	614
Gains (losses) on financial transactions	172	137	76	29	197	105
Other operating income*	20	3	(6)	(1)	44	33

Gross income	2,594	2,578	2,673	2,259	2,544	2,740

Operating expenses	(1,155)	(1,173)	(1,248)	(1,087)	(970)	(1,032)
General administrative expenses	(1,079)	(1,095)	(1,160)	(1,011)	(890)	(948)
Personnel	(551)	(562)	(587)	(499)	(454)	(492)
Other general administrative expenses	(528)	(533)	(573)	(513)	(435)	(456)
Depreciation and amortisation	(76)	(77)	(89)	(76)	(81)	(85)

Net operating income	1,439	1,405	1,424	1,172	1,573	1,708

Net loan-loss provisions	(435)	(514)	(587)	(657)	(706)	(795)
Other income	(173)	(189)	(106)	(154)	(166)	(219)

Profit before taxes	832	701	731	361	701	694

Tax on profit	(319)	(232)	(245)	(26)	(260)	(160)

Profit from continuing operations	513	470	486	336	442	534

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	513	470	486	336	442	534

Minority interests	11	10	9	5	6	9

Attributable profit to the Group	502	460	477	330	436	525

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Balance sheet
Customer loans**	43,028	48,892	49,091	45,852	50,039	51,929
Trading portfolio (w/o loans)	8,619	8,324	6,578	7,002	8,328	7,314
Available-for-sale financial assets	9,188	12,090	11,432	10,135	9,925	12,581
Due from credit institutions**	9,101	13,855	9,851	8,778	10,685	14,662
Intangible assets and property and equipment	1,259	1,414	1,713	2,056	2,157	2,372
Other assets	18,583	20,203	20,156	15,075	16,771	19,657

Total assets/liabilities & shareholders’ equity	89,779	104,780	98,821	88,897	97,905	108,514

Customer deposits**	46,456	56,203	55,295	48,189	50,775	56,732
Marketable debt securities**	2,335	3,504	3,925	3,734	3,741	3,983
Subordinated debt**	2,333	3,277	3,149	2,830	3,060	3,432
Insurance liabilities	2,856	3,194	2,940	2,704	4,013	4,729
Due to credit institutions**	10,502	13,345	11,631	12,725	16,976	15,014
Other liabilities	17,822	16,921	14,512	12,704	11,521	16,376
Shareholders’ equity	7,474	8,336	7,369	6,010	7,819	8,247

Other customer funds under management	34,402	36,277	30,914	24,803	26,577	30,372

Mutual funds	33,451	35,229	30,014	23,860	24,539	27,427
Pension funds	—	—	—	—	—	—
Managed portfolios	887	977	891	796	1,793	2,664
Savings-insurance policies	64	71	9	147	245	280

Customer funds under management	85,526	99,260	93,283	79,556	84,153	94,520

** Including all on-balance sheet balances for this item

Other information
NPL ratio	3.20	3.24	3.35	3.58	3.65	4.64
NPL coverage	122.89	115.77	108.74	102.44	106.81	92.29
Risk-weighted assets	23,701	35,780	36,833	70,033	73,736	79,226

Spread (Retail Banking)	16.76	16.44	16.29	16.87	17.01	17.43

Spread loans	15.51	15.20	15.00	15.59	15.94	16.39
Spread deposits	1.25	1.24	1.29	1.28	1.07	1.04

Brazil (1)
Million dollars

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	5,000	5,532	(532)	(9.6)

Net fees	1,530	1,869	(338)	(18.1)
Gains (losses) on financial transactions	403	473	(71)	(14.9)
Other operating income*	102	35	67	194.3

Gross income	7,035	7,909	(874)	(11.0)

Operating expenses	(2,667)	(3,559)	893	(25.1)
General administrative expenses	(2,446)	(3,324)	878	(26.4)
Personnel	(1,260)	(1,702)	442	(26.0)
Other general administrative expenses	(1,186)	(1,622)	436	(26.9)
Depreciation and amortisation	(220)	(235)	15	(6.4)

Net operating income	4,369	4,350	19	0.4

Net loan-loss provisions	(1,999)	(1,451)	(548)	37.7
Other income	(512)	(554)	42	(7.6)

Profit before taxes	1,858	2,344	(487)	(20.8)

Tax on profit	(559)	(843)	283	(33.6)

Profit from continuing operations	1,299	1,502	(203)	(13.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,299	1,502	(203)	(13.5)

Minority interests	19	31	(12)	(38.8)

Attributable profit to the Group	1,280	1,470	(191)	(13.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1)
Without impact from the capital gains obtained from the Visanet sale and the extraordinary allowance for the same amount, as both are recorded under the “net extraordinary capital gains and allowances” line.

			Variation
	30.06.09	30.06.08	Amount	%
Balance sheet
Customer loans**	73,396	77,074	(3,678)	(4.8)
Trading portfolio (w/o loans)	10,338	13,123	(2,785)	(21.2)
Available-for-sale financial assets	17,783	19,059	(1,277)	(6.7)
Due from credit institutions**	20,723	21,841	(1,118)	(5.1)
Intangible assets and property and equipment	3,352	2,230	1,122	50.3
Other assets	27,783	31,848	(4,065)	(12.8)

Total assets/liabilities & shareholders’ equity	153,374	165,175	(11,800)	(7.1)

Customer deposits**	80,186	88,599	(8,413)	(9.5)
Marketable debt securities**	5,630	5,523	106	1.9
Subordinated debt**	4,851	5,166	(315)	(6.1)
Insurance liabilities	6,684	5,035	1,650	32.8
Due to credit institutions**	21,221	21,037	184	0.9
Other liabilities	23,146	26,674	(3,527)	(13.2)
Shareholders’ equity	11,656	13,141	(1,485)	(11.3)

Other customer funds under management	42,928	57,186	(14,258)	(24.9)

Mutual funds	38,766	55,535	(16,769)	(30.2)
Pension funds	—	—	—	—
Managed portfolios	3,766	1,540	2,226	144.5
Savings-insurance policies	396	111	285	255.7

Customer funds under management	133,594	156,474	(22,880)	(14.6)

**	Including all on-balance sheet balances for this item

Brazil
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	2,654	2,879	2,909	2,164	2,302	2,698

Net fees	942	927	1,003	683	697	833
Gains (losses) on financial transactions	258	215	112	22	257	146
Other operating income*	30	5	(9)	(2)	57	45

Gross income	3,883	4,026	4,016	2,867	3,312	3,723

Operating expenses	(1,729)	(1,831)	(1,876)	(1,390)	(1,264)	(1,403)
General administrative expenses	(1,614)	(1,710)	(1,743)	(1,293)	(1,158)	(1,288)
Personnel	(825)	(878)	(882)	(634)	(592)	(668)
Other general administrative expenses	(790)	(832)	(861)	(659)	(567)	(620)
Depreciation and amortisation	(114)	(121)	(133)	(97)	(105)	(115)

Net operating income	2,155	2,195	2,139	1,476	2,048	2,320

Net loan-loss provisions	(651)	(800)	(884)	(875)	(920)	(1,079)
Other income	(259)	(295)	(158)	(199)	(216)	(296)

Profit before taxes	1,245	1,099	1,097	402	913	945

Tax on profit	(478)	(365)	(367)	7	(338)	(221)

Profit from continuing operations	767	735	730	409	575	724

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	767	735	730	409	575	724

Minority interests	16	15	14	6	7	12

Attributable profit to the Group	751	719	716	403	568	712

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Balance sheet
Customer loans**	68,035	77,074	70,214	63,812	66,592	73,396
Trading portfolio (w/o loans)	13,629	13,123	9,408	9,744	11,082	10,338
Available-for-sale financial assets	14,528	19,059	16,351	14,105	13,209	17,783
Due from credit institutions**	14,390	21,841	14,090	12,216	14,220	20,723
Intangible assets and property and equipment	1,991	2,230	2,451	2,861	2,871	3,352
Other assets	29,384	31,848	28,830	20,979	22,318	27,783

Total assets/liabilities & shareholders’ equity	141,958	165,175	141,343	123,718	130,292	153,374

Customer deposits**	73,457	88,599	79,089	67,065	67,572	80,186
Marketable debt securities**	3,692	5,523	5,614	5,197	4,978	5,630
Subordinated debt**	3,688	5,166	4,504	3,939	4,073	4,851
Insurance liabilities	4,517	5,035	4,205	3,763	5,341	6,684
Due to credit institutions**	16,606	21,037	16,636	17,710	22,592	21,221
Other liabilities	28,180	26,674	20,757	17,680	15,332	23,146
Shareholders’ equity	11,818	13,141	10,539	8,364	10,405	11,656

Other customer funds under management	54,396	57,186	44,216	34,518	35,368	42,928

Mutual funds	52,892	55,535	42,929	33,205	32,657	38,766
Pension funds	—	—	—	—	—	—
Managed portfolios	1,403	1,540	1,274	1,108	2,386	3,766
Savings-insurance policies	101	111	13	204	326	396

Customer funds under management	135,233	156,474	133,423	110,718	111,991	133,594

**	Including all on-balance sheet balances for this item

Brazil (1)
Million brazilian real

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	10,952	9,386	1,566	16.7

Net fees	3,352	3,170	182	5.7
Gains (losses) on financial transactions	883	803	79	9.9
Other operating income*	223	59	164	279.9

Gross income	15,410	13,418	1,991	14.8

Operating expenses	(5,841)	(6,039)	198	(3.3)
General administrative expenses	(5,359)	(5,640)	281	(5.0)
Personnel	(2,760)	(2,888)	128	(4.4)
Other general administrative expenses	(2,599)	(2,752)	153	(5.6)
Depreciation and amortisation	(482)	(399)	(83)	20.9

Net operating income	9,569	7,379	2,189	29.7

Net loan-loss provisions	(4,378)	(2,462)	(1,916)	77.8
Other income	(1,121)	(940)	(181)	19.3

Profit before taxes	4,069	3,977	92	2.3

Tax on profit	(1,225)	(1,429)	205	(14.3)

Profit from continuing operations	2,845	2,548	297	11.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,845	2,548	297	11.6

Minority interests	42	53	(11)	(20.9)

Attributable profit to the Group	2,803	2,495	308	12.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

(1)
Without impact from the capital gains obtained from the Visanet sale and the extraordinary allowance for the same amount, as both are recorded under the “net extraordinary capital gains and allowances” line.

			Variation
	30.06.09	30.06.08	Amount	%
Balance sheet
Customer loans**	142,643	122,779	19,864	16.2
Trading portfolio (w/o loans)	20,091	20,904	(813)	(3.9)
Available-for-sale financial assets	34,560	30,362	4,199	13.8
Due from credit institutions**	40,275	34,793	5,482	15.8
Intangible assets and property and equipment	6,515	3,552	2,963	83.4
Other assets	53,995	50,733	3,261	6.4

Total assets/liabilities & shareholders’ equity	298,078	263,122	34,956	13.3

Customer deposits**	155,838	141,138	14,701	10.4
Marketable debt securities**	10,941	8,799	2,142	24.4
Subordinated debt**	9,428	8,229	1,199	14.6
Insurance liabilities	12,990	8,020	4,971	62.0
Due to credit institutions**	41,243	33,512	7,731	23.1
Other liabilities	44,984	42,491	2,493	5.9
Shareholders’ equity	22,653	20,934	1,719	8.2

Other customer funds under management	83,429	91,098	(7,668)	(8.4)

Mutual funds	75,341	88,467	(13,126)	(14.8)
Pension funds	—	—	—	—
Managed portfolios	7,319	2,453	4,866	198.3
Savings-insurance policies	769	177	592	334.0

Customer funds under management	259,636	249,263	10,374	4.2

**	Including all on-balance sheet balances for this item

Brazil
Million brazilian real

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	4,613	4,773	4,830	5,033	5,334	5,618

Net fees	1,637	1,533	1,666	1,616	1,615	1,737
Gains (losses) on financial transactions	449	354	183	116	595	288
Other operating income*	51	7	(15)	(0)	131	92

Gross income	6,750	6,668	6,665	6,765	7,676	7,734

Operating expenses	(3,005)	(3,034)	(3,116)	(3,235)	(2,928)	(2,912)
General administrative expenses	(2,806)	(2,834)	(2,894)	(3,011)	(2,685)	(2,674)
Personnel	(1,433)	(1,455)	(1,465)	(1,490)	(1,371)	(1,389)
Other general administrative expenses	(1,373)	(1,379)	(1,430)	(1,521)	(1,313)	(1,285)
Depreciation and amortisation	(199)	(200)	(222)	(225)	(243)	(239)

Net operating income	3,745	3,634	3,549	3,530	4,747	4,821

Net loan-loss provisions	(1,131)	(1,331)	(1,471)	(1,895)	(2,131)	(2,247)
Other income	(450)	(490)	(260)	(455)	(500)	(621)

Profit before taxes	2,164	1,814	1,818	1,180	2,116	1,953

Tax on profit	(830)	(599)	(607)	(146)	(783)	(441)

Profit from continuing operations	1,334	1,214	1,211	1,034	1,333	1,512

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	1,334	1,214	1,211	1,034	1,333	1,512

Minority interests	28	25	23	17	17	25

Attributable profit to the Group	1,305	1,189	1,188	1,017	1,316	1,487

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Balance sheet
Customer loans**	118,558	122,779	135,122	148,724	153,956	142,643
Trading portfolio (w/o loans)	23,749	20,904	18,105	22,711	25,622	20,091
Available-for-sale financial assets	25,317	30,362	31,465	32,874	30,537	34,560
Due from credit institutions**	25,077	34,793	27,115	28,473	32,876	40,275
Intangible assets and property and equipment	3,470	3,552	4,716	6,668	6,637	6,515
Other assets	51,205	50,733	55,480	48,896	51,598	53,995

Total assets/liabilities & shareholders’ equity	247,376	263,122	272,004	288,345	301,225	298,078

Customer deposits**	128,006	141,138	152,201	156,307	156,221	155,838
Marketable debt securities**	6,434	8,799	10,803	12,112	11,509	10,941
Subordinated debt**	6,427	8,229	8,667	9,181	9,416	9,428
Insurance liabilities	7,871	8,020	8,093	8,770	12,348	12,990
Due to credit institutions**	28,938	33,512	32,014	41,275	52,230	41,243
Other liabilities	49,106	42,491	39,944	41,206	35,446	44,984
Shareholders’ equity	20,594	20,934	20,282	19,494	24,056	22,653

Other customer funds under management	94,791	91,098	85,091	80,450	81,769	83,429

Mutual funds	92,170	88,467	82,613	77,391	75,500	75,341
Pension funds	—	—	—	—	—	—
Managed portfolios	2,445	2,453	2,452	2,584	5,516	7,319
Savings-insurance policies	177	177	25	475	753	769

Customer funds under management	235,658	249,263	256,762	258,049	258,915	259,636

**	Including all on-balance sheet balances for this item

Mexico
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	769	949	(180)	(18.9)

Net fees	258	310	(52)	(16.7)
Gains (losses) on financial transactions	234	172	62	36.1
Other operating income*	(12)	(9)	(3)	31.9

Gross income	1,249	1,421	(172)	(12.1)

Operating expenses	(400)	(447)	47	(10.6)
General administrative expenses	(357)	(402)	45	(11.2)
Personnel	(194)	(223)	30	(13.3)
Other general administrative expenses	(163)	(179)	15	(8.6)
Depreciation and amortisation	(43)	(45)	2	(5.5)

Net operating income	850	974	(125)	(12.8)

Net loan-loss provisions	(452)	(348)	(104)	29.8
Other income	(13)	(13)	(0)	3.8

Profit before taxes	384	613	(229)	(37.3)

Tax on profit	(74)	(118)	44	(37.3)

Profit from continuing operations	310	496	(185)	(37.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	310	496	(185)	(37.4)

Minority interests	80	128	(48)	(37.6)

Attributable profit to the Group	230	367	(137)	(37.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.09	30.06.08	Amount	%
Balance sheet
Customer loans**	12,800	15,647	(2,847)	(18.2)
Trading portfolio (w/o loans)	9,564	11,523	(1,960)	(17.0)
Available-for-sale financial assets	3,248	4,230	(982)	(23.2)
Due from credit institutions**	8,247	8,569	(323)	(3.8)
Intangible assets and property and equipment	380	457	(77)	(16.8)
Other assets	3,414	3,366	48	1.4

Total assets/liabilities & shareholders’ equity	37,652	43,792	(6,140)	(14.0)

Customer deposits**	16,178	22,123	(5,945)	(26.9)
Marketable debt securities**	2,156	1,443	713	49.4
Subordinated debt**	53	48	6	11.6
Insurance liabilities	163	113	51	45.2
Due to credit institutions**	9,340	11,736	(2,396)	(20.4)
Other liabilities	6,933	5,333	1,601	30.0
Shareholders’ equity	2,827	2,997	(170)	(5.7)

Other customer funds under management	8,070	10,087	(2,017)	(20.0)

Mutual funds	8,019	10,087	(2,067)	(20.5)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	51	—	51	—

Customer funds under management	26,457	33,700	(7,243)	(21.5)

**	Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	16.54	26.08	(9.54 p.	)
Efficiency ratio (with amortisations)	31.99	31.45	0.54 p.
NPL ratio	3.04	1.45	1.59 p.
NPL coverage	122.07	157.91	(35.84 p.	)
Number of employees (direct & indirect)	12,843	13,227	(384)		(2.9)
Number of branches	1,081	1,091	(10)		(0.9)

Mexico
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	472	477	515	489	379	390

Net fees	151	159	155	134	125	134
Gains (losses) on financial transactions	61	111	13	(1)	109	125
Other operating income*	(6)	(3)	(8)	(8)	(9)	(3)

Gross income	677	744	675	615	603	646

Operating expenses	(227)	(220)	(252)	(258)	(201)	(199)
General administrative expenses	(205)	(197)	(226)	(234)	(181)	(176)
Personnel	(112)	(111)	(116)	(110)	(94)	(99)
Other general administrative expenses	(93)	(86)	(110)	(123)	(87)	(77)
Depreciation and amortisation	(23)	(23)	(25)	(24)	(19)	(23)

Net operating income	449	525	424	357	402	447

Net loan-loss provisions	(140)	(208)	(255)	(274)	(218)	(235)
Other income	(8)	(5)	24	(16)	(4)	(9)

Profit before taxes	302	312	193	66	180	204

Tax on profit	(49)	(68)	34	(4)	(32)	(42)

Profit from continuing operations	252	244	227	62	149	162

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	252	244	227	62	149	162

Minority interests	64	64	50	6	38	42

Attributable profit to the Group	188	179	177	56	111	119

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Balance sheet
Customer loans**	14,468	15,647	16,537	12,756	12,295	12,800
Trading portfolio (w/o loans)	9,493	11,523	11,305	8,485	10,089	9,564
Available-for-sale financial assets	3,722	4,230	4,403	3,951	4,630	3,248
Due from credit institutions**	6,416	8,569	8,541	10,724	10,722	8,247
Intangible assets and property and equipment	435	457	485	487	379	380
Other assets	3,202	3,366	3,405	3,730	3,283	3,414

Total assets/liabilities & shareholders’ equity	37,736	43,792	44,675	40,132	41,398	37,652

Customer deposits**	19,786	22,123	21,914	19,744	18,675	16,178
Marketable debt securities**	1,200	1,443	1,365	2,539	2,223	2,156
Subordinated debt**	48	48	53	54	57	53
Insurance liabilities	98	113	165	142	131	163
Due to credit institutions**	8,636	11,736	12,738	10,624	10,465	9,340
Other liabilities	5,362	5,333	5,324	4,447	7,052	6,933
Shareholders’ equity	2,606	2,997	3,116	2,581	2,795	2,827

Other customer funds under management	9,379	10,087	10,235	6,810	7,404	8,070

Mutual funds	9,379	10,087	10,235	6,766	7,361	8,019
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	44	42	51

Customer funds under management	30,412	33,700	33,566	29,148	28,359	26,457

**	Including all on-balance sheet balances for this item

Other information
NPL ratio	1.31	1.45	2.06	2.41	2.80	3.04
NPL coverage	174.92	157.91	134.45	132.10	127.95	122.07
Risk-weighted assets	16,088	21,608	21,880	18,242	18,541	18,308

Spread (Retail Banking)	14.71	14.90	14.70	14.27	14.19	13.35

Spread loans	11.19	11.44	10.99	10.69	10.83	10.77
Spread deposits	3.52	3.46	3.71	3.58	3.36	2.58

Mexico
Million dollars

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	1,024	1,451	(427)	(29.4)

Net fees	344	473	(130)	(27.4)
Gains (losses) on financial transactions	312	263	49	18.5
Other operating income*	(16)	(14)	(2)	14.8

Gross income	1,663	2,173	(510)	(23.5)

Operating expenses	(532)	(684)	151	(22.1)
General administrative expenses	(475)	(614)	139	(22.6)
Personnel	(258)	(341)	83	(24.5)
Other general administrative expenses	(218)	(273)	56	(20.4)
Depreciation and amortisation	(57)	(69)	12	(17.7)

Net operating income	1,131	1,490	(359)	(24.1)

Net loan-loss provisions	(602)	(533)	(69)	13.0
Other income	(17)	(19)	2	(9.6)

Profit before taxes	512	938	(426)	(45.4)

Tax on profit	(98)	(180)	82	(45.4)

Profit from continuing operations	413	758	(344)	(45.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	413	758	(344)	(45.5)

Minority interests	106	196	(90)	(45.7)

Attributable profit to the Group	307	562	(255)	(45.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.09	30.06.08	Amount	%
Balance sheet
Customer loans**	18,092	24,666	(6,575)	(26.7)
Trading portfolio (w/o loans)	13,517	18,165	(4,648)	(25.6)
Available-for-sale financial assets	4,590	6,667	(2,077)	(31.2)
Due from credit institutions**	11,656	13,509	(1,853)	(13.7)
Intangible assets and property and equipment	537	720	(183)	(25.4)
Other assets	4,825	5,305	(481)	(9.1)

Total assets/liabilities & shareholders’ equity	53,217	69,034	(15,817)	(22.9)

Customer deposits**	22,866	34,875	(12,009)	(34.4)
Marketable debt securities**	3,047	2,274	773	34.0
Subordinated debt**	75	75	0	0.1
Insurance liabilities	231	177	54	30.2
Due to credit institutions**	13,202	18,501	(5,299)	(28.6)
Other liabilities	9,800	8,406	1,393	16.6
Shareholders’ equity	3,996	4,725	(728)	(15.4)

Other customer funds under management	11,407	15,901	(4,494)	(28.3)

Mutual funds	11,335	15,901	(4,566)	(28.7)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	72	—	72	—

Customer funds under management	37,395	53,125	(15,731)	(29.6)

**	Including all on-balance sheet balances for this item

Mexico
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	707	744	774	634	493	531

Net fees	225	248	233	171	162	181
Gains (losses) on financial transactions	91	172	18	(12)	142	170
Other operating income*	(10)	(5)	(12)	(10)	(12)	(4)

Gross income	1,013	1,160	1,013	782	785	878

Operating expenses	(340)	(343)	(378)	(339)	(261)	(271)
General administrative expenses	(307)	(308)	(341)	(307)	(236)	(239)
Personnel	(168)	(173)	(175)	(142)	(123)	(135)
Other general administrative expenses	(139)	(134)	(166)	(165)	(113)	(105)
Depreciation and amortisation	(34)	(35)	(38)	(32)	(25)	(32)

Net operating income	673	817	635	444	524	607

Net loan-loss provisions	(210)	(323)	(384)	(368)	(283)	(319)
Other income	(12)	(7)	37	(25)	(6)	(12)

Profit before taxes	451	486	288	51	235	277

Tax on profit	(74)	(106)	53	(2)	(41)	(57)

Profit from continuing operations	377	381	340	50	194	220

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	377	381	340	50	194	220

Minority interests	96	100	75	(1)	49	57

Attributable profit to the Group	282	280	266	51	145	162

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Balance sheet
Customer loans**	22,876	24,666	23,653	17,753	16,362	18,092
Trading portfolio (w/o loans)	15,010	18,165	16,169	11,808	13,427	13,517
Available-for-sale financial assets	5,886	6,667	6,297	5,498	6,162	4,590
Due from credit institutions**	10,146	13,509	12,215	14,925	14,269	11,656
Intangible assets and property and equipment	688	720	694	677	504	537
Other assets	5,063	5,305	4,870	5,191	4,369	4,825

Total assets/liabilities & shareholders’ equity	59,669	69,034	63,899	55,852	55,092	53,217

Customer deposits**	31,286	34,875	31,343	27,478	24,853	22,866
Marketable debt securities**	1,897	2,274	1,952	3,534	2,959	3,047
Subordinated debt**	75	75	75	76	76	75
Insurance liabilities	156	177	237	198	174	231
Due to credit institutions**	13,656	18,501	18,220	14,785	13,927	13,202
Other liabilities	8,478	8,406	7,615	6,189	9,385	9,800
Shareholders’ equity	4,121	4,725	4,457	3,592	3,720	3,996

Other customer funds under management	14,829	15,901	14,639	9,477	9,853	11,407

Mutual funds	14,829	15,901	14,639	9,416	9,797	11,335
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	61	56	72

Customer funds under management	48,087	53,125	48,010	40,565	37,740	37,395

**	Including all on-balance sheet balances for this item

Mexico
Million new mexican peso

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	14,181	15,406	(1,225)	(8.0)

Net fees	4,757	5,027	(270)	(5.4)
Gains (losses) on financial transactions	4,316	2,792	1,524	54.6
Other operating income*	(225)	(150)	(75)	49.7

Gross income	23,029	23,076	(46)	(0.2)

Operating expenses	(7,368)	(7,258)	(110)	1.5
General administrative expenses	(6,580)	(6,524)	(57)	0.9
Personnel	(3,567)	(3,622)	55	(1.5)
Other general administrative expenses	(3,013)	(2,902)	(111)	3.8
Depreciation and amortisation	(788)	(734)	(54)	7.3

Net operating income	15,661	15,818	(157)	(1.0)

Net loan-loss provisions	(8,338)	(5,658)	(2,680)	47.4
Other income	(241)	(204)	(37)	17.9

Profit before taxes	7,082	9,956	(2,873)	(28.9)

Tax on profit	(1,360)	(1,909)	550	(28.8)

Profit from continuing operations	5,723	8,046	(2,324)	(28.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	5,723	8,046	(2,324)	(28.9)

Minority interests	1,474	2,082	(608)	(29.2)

Attributable profit to the Group	4,249	5,965	(1,716)	(28.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.09	30.06.08	Amount	%
Balance sheet
Customer loans**	237,489	253,953	(16,464)	(6.5)
Trading portfolio (w/o loans)	177,439	187,020	(9,581)	(5.1)
Available-for-sale financial assets	60,255	68,644	(8,389)	(12.2)
Due from credit institutions**	153,006	139,080	13,926	10.0
Intangible assets and property and equipment	7,053	7,418	(365)	(4.9)
Other assets	63,335	54,622	8,713	16.0

Total assets/liabilities & shareholders’ equity	698,576	710,736	(12,160)	(1.7)

Customer deposits**	300,159	359,054	(58,894)	(16.4)
Marketable debt securities**	39,999	23,413	16,585	70.8
Subordinated debt**	991	777	214	27.6
Insurance liabilities	3,032	1,826	1,206	66.0
Due to credit institutions**	173,297	190,477	(17,180)	(9.0)
Other liabilities	128,642	86,548	42,094	48.6
Shareholders’ equity	52,457	48,642	3,815	7.8

Other customer funds under management	149,734	163,708	(13,974)	(8.5)

Mutual funds	148,790	163,708	(14,918)	(9.1)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	944	—	944	—

Customer funds under management	490,883	546,952	(56,069)	(10.3)

**	Including all on-balance sheet balances for this item

Mexico
Million new mexican peso

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	7,642	7,764	7,985	8,361	7,102	7,079

Net fees	2,436	2,592	2,405	2,313	2,333	2,424
Gains (losses) on financial transactions	979	1,813	161	30	2,042	2,274
Other operating income*	(103)	(47)	(121)	(127)	(176)	(49)

Gross income	10,954	12,122	10,430	10,577	11,301	11,728

Operating expenses	(3,681)	(3,577)	(3,908)	(4,389)	(3,760)	(3,608)
General administrative expenses	(3,316)	(3,208)	(3,518)	(3,973)	(3,397)	(3,184)
Personnel	(1,813)	(1,809)	(1,805)	(1,885)	(1,770)	(1,797)
Other general administrative expenses	(1,503)	(1,399)	(1,713)	(2,087)	(1,626)	(1,387)
Depreciation and amortisation	(365)	(369)	(390)	(417)	(363)	(425)

Net operating income	7,273	8,545	6,523	6,188	7,541	8,120

Net loan-loss provisions	(2,267)	(3,391)	(3,985)	(4,628)	(4,079)	(4,259)
Other income	(127)	(77)	392	(262)	(80)	(161)

Profit before taxes	4,879	5,077	2,929	1,298	3,382	3,700

Tax on profit	(800)	(1,109)	572	(95)	(594)	(765)

Profit from continuing operations	4,078	3,968	3,502	1,203	2,788	2,935

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	4,078	3,968	3,502	1,203	2,788	2,935

Minority interests	1,034	1,047	768	145	706	768

Attributable profit to the Group	3,044	2,921	2,734	1,058	2,082	2,167

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Balance sheet
Customer loans**	244,455	253,953	259,846	245,341	230,686	237,489
Trading portfolio (w/o loans)	160,394	187,020	177,626	163,192	189,294	177,439
Available-for-sale financial assets	62,896	68,644	69,179	75,984	86,876	60,255
Due from credit institutions**	108,416	139,080	134,194	206,258	201,168	153,006
Intangible assets and property and equipment	7,355	7,418	7,619	9,358	7,103	7,053
Other assets	54,101	54,622	53,498	71,739	61,592	63,335

Total assets/liabilities & shareholders’ equity	637,618	710,736	701,961	771,873	776,720	698,576

Customer deposits**	334,317	359,054	344,324	379,748	350,387	300,159
Marketable debt securities**	20,271	23,413	21,447	48,841	41,714	39,999
Subordinated debt**	805	777	828	1,044	1,066	991
Insurance liabilities	1,662	1,826	2,599	2,735	2,457	3,032
Due to credit institutions**	145,926	190,477	200,151	204,327	196,344	173,297
Other liabilities	90,598	86,548	83,649	85,532	132,309	128,642
Shareholders’ equity	44,038	48,642	48,963	49,646	52,443	52,457

Other customer funds under management	158,468	163,708	160,818	130,971	138,913	149,734

Mutual funds	158,468	163,708	160,818	130,134	138,119	148,790
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	837	794	944

Customer funds under management	513,861	546,952	527,417	560,603	532,080	490,883

**	Including all on-balance sheet balances for this item

Chile
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	572	628	(57)	(9.0)

Net fees	173	179	(7)	(3.7)
Gains (losses) on financial transactions	142	3	139	—
Other operating income*	21	25	(4)	(15.3)

Gross income	907	835	72	8.7

Operating expenses	(294)	(316)	22	(7.1)
General administrative expenses	(262)	(285)	24	(8.3)
Personnel	(159)	(177)	18	(10.1)
Other general administrative expenses	(102)	(108)	6	(5.5)
Depreciation and amortisation	(32)	(31)	(1)	4.4

Net operating income	613	518	95	18.3

Net loan-loss provisions	(249)	(167)	(82)	48.9
Other income	12	13	(1)	(10.2)

Profit before taxes	376	364	12	3.2

Tax on profit	(58)	(41)	(17)	42.8

Profit from continuing operations	318	324	(6)	(1.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	318	324	(6)	(1.8)

Minority interests	60	65	(4)	(6.9)

Attributable profit to the Group	257	259	(1)	(0.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.09	30.06.08	Amount	%
Balance sheet
Customer loans**	18,541	16,653	1,888	11.3
Trading portfolio (w/o loans)	3,024	2,258	765	33.9
Available-for-sale financial assets	2,045	1,625	420	25.9
Due from credit institutions**	2,286	1,808	479	26.5
Intangible assets and property and equipment	343	306	37	12.0
Other assets	1,480	1,793	(312)	(17.4)

Total assets/liabilities & shareholders’ equity	27,719	24,442	3,277	13.4

Customer deposits**	14,640	13,836	805	5.8
Marketable debt securities**	2,669	2,254	416	18.4
Subordinated debt**	824	632	192	30.4
Insurance liabilities	137	83	54	64.5
Due to credit institutions**	4,138	4,121	17	0.4
Other liabilities	3,527	2,192	1,335	60.9
Shareholders’ equity	1,783	1,325	458	34.6

Other customer funds under management	4,581	3,846	735	19.1

Mutual funds	4,575	3,841	733	19.1
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	7	5	2	32.7

Customer funds under management	22,715	20,568	2,147	10.4

**	Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	28.39	33.14	(4.75 p.	)
Efficiency ratio (with amortisations)	32.41	37.91	(5.50 p.	)
NPL ratio	3.30	2.28	1.02 p.
NPL coverage	93.84	111.18	(17.34 p.	)
Number of employees (direct & indirect)	11,912	12,495	(583)		(4.7)
Number of branches	502	498	4		0.8

Chile
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	299	329	368	331	245	327

Net fees	89	91	89	82	83	89
Gains (losses) on financial transactions	3	(0)	17	9	108	34
Other operating income*	9	15	1	15	10	11

Gross income	400	435	475	438	446	461

Operating expenses	(155)	(161)	(151)	(137)	(142)	(152)
General administrative expenses	(139)	(146)	(137)	(122)	(127)	(134)
Personnel	(85)	(92)	(83)	(74)	(77)	(82)
Other general administrative expenses	(54)	(55)	(54)	(49)	(50)	(52)
Depreciation and amortisation	(16)	(15)	(14)	(15)	(15)	(17)

Net operating income	244	274	324	301	303	310

Net loan-loss provisions	(71)	(96)	(89)	(98)	(135)	(114)
Other income	11	2	(4)	(29)	7	5

Profit before taxes	184	180	232	174	176	200

Tax on profit	(20)	(21)	(31)	(24)	(29)	(29)

Profit from continuing operations	164	159	200	151	146	171

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	164	159	200	151	146	171

Minority interests	31	34	41	24	29	31

Attributable profit to the Group	133	126	159	127	117	140

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Balance sheet
Customer loans**	18,733	16,653	18,200	17,033	18,836	18,541
Trading portfolio (w/o loans)	2,522	2,258	2,449	2,903	2,764	3,024
Available-for-sale financial assets	2,257	1,625	1,719	1,496	2,173	2,045
Due from credit institutions**	2,005	1,808	1,573	1,985	2,615	2,286
Intangible assets and property and equipment	355	306	327	301	338	343
Other assets	1,806	1,793	2,026	1,463	1,519	1,480

Total assets/liabilities & shareholders’ equity	27,678	24,442	26,295	25,180	28,244	27,719

Customer deposits**	15,851	13,836	14,502	13,980	15,281	14,640
Marketable debt securities**	2,425	2,254	2,402	2,184	2,549	2,669
Subordinated debt**	682	632	759	779	850	824
Insurance liabilities	88	83	102	94	121	137
Due to credit institutions**	3,843	4,121	4,000	4,182	4,337	4,138
Other liabilities	2,990	2,192	3,119	2,739	3,010	3,527
Shareholders’ equity	1,800	1,325	1,410	1,222	2,097	1,783

Other customer funds under management	4,223	3,846	3,426	3,062	4,159	4,581

Mutual funds	4,217	3,841	3,418	3,055	4,153	4,575
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	6	5	8	8	6	7

Customer funds under management	23,181	20,568	21,090	20,006	22,840	22,715

**	Including all on-balance sheet balances for this item

Other information
NPL ratio	2.23	2.28	2.45	2.64	3.05	3.30
NPL coverage	109.38	111.18	110.83	102.42	94.77	93.84
Risk-weighted assets	18,297	16,325	17,252	16,631	18,348	18,267

Spread (Retail Banking)	8.40	8.61	8.69	8.51	7.92	7.81

Spread loans	5.33	5.45	5.24	5.35	5.90	5.89
Spread deposits	3.07	3.16	3.45	3.16	2.02	1.92

Chile
Million dollars

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	761	961	(200)	(20.8)

Net fees	230	274	(44)	(16.1)
Gains (losses) on financial transactions	189	4	185	—
Other operating income*	28	38	(10)	(26.2)

Gross income	1,208	1,277	(69)	(5.4)

Operating expenses	(391)	(484)	92	(19.1)
General administrative expenses	(348)	(436)	88	(20.2)
Personnel	(212)	(271)	59	(21.7)
Other general administrative expenses	(136)	(166)	29	(17.7)
Depreciation and amortisation	(43)	(47)	4	(9.1)

Net operating income	816	793	24	3.0

Net loan-loss provisions	(331)	(256)	(76)	29.6
Other income	16	20	(4)	(21.8)

Profit before taxes	500	557	(56)	(10.1)

Tax on profit	(77)	(62)	(15)	24.3

Profit from continuing operations	423	495	(72)	(14.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	423	495	(72)	(14.5)

Minority interests	80	99	(19)	(19.0)

Attributable profit to the Group	343	395	(53)	(13.3)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.09	30.06.08	Amount	%
Balance sheet
Customer loans**	26,206	26,251	(45)	(0.2)
Trading portfolio (w/o loans)	4,274	3,560	714	20.0
Available-for-sale financial assets	2,891	2,562	329	12.8
Due from credit institutions**	3,232	2,850	382	13.4
Intangible assets and property and equipment	484	482	2	0.5
Other assets	2,092	2,826	(734)	(26.0)

Total assets/liabilities & shareholders’ equity	39,178	38,531	648	1.7

Customer deposits**	20,693	21,810	(1,118)	(5.1)
Marketable debt securities**	3,773	3,553	220	6.2
Subordinated debt**	1,165	997	168	16.9
Insurance liabilities	194	132	63	47.5
Due to credit institutions**	5,848	6,496	(648)	(10.0)
Other liabilities	4,985	3,455	1,530	44.3
Shareholders’ equity	2,520	2,088	432	20.7

Other customer funds under management	6,475	6,063	412	6.8

Mutual funds	6,466	6,056	411	6.8
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	9	8	1	19.0

Customer funds under management	32,105	32,423	(318)	(1.0)

**	Including all on-balance sheet balances for this item

Chile
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	447	513	554	429	319	442

Net fees	133	141	134	105	108	121
Gains (losses) on financial transactions	4	0	27	13	140	49
Other operating income*	14	24	1	21	13	15

Gross income	598	678	715	568	580	627

Operating expenses	(232)	(251)	(227)	(174)	(185)	(206)
General administrative expenses	(208)	(228)	(206)	(156)	(166)	(183)
Personnel	(128)	(143)	(125)	(94)	(100)	(112)
Other general administrative expenses	(80)	(85)	(81)	(62)	(65)	(71)
Depreciation and amortisation	(24)	(23)	(21)	(19)	(20)	(23)

Net operating income	366	427	488	394	395	421

Net loan-loss provisions	(107)	(149)	(133)	(129)	(176)	(156)
Other income	16	4	(6)	(43)	9	6

Profit before taxes	275	282	349	222	229	272

Tax on profit	(30)	(32)	(47)	(30)	(38)	(39)

Profit from continuing operations	246	249	301	191	191	232

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	246	249	301	191	191	232

Minority interests	47	53	62	29	38	42

Attributable profit to the Group	199	196	240	162	152	190

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Balance sheet
Customer loans**	29,621	26,251	26,032	23,704	25,066	26,206
Trading portfolio (w/o loans)	3,988	3,560	3,503	4,040	3,678	4,274
Available-for-sale financial assets	3,569	2,562	2,459	2,082	2,892	2,891
Due from credit institutions**	3,170	2,850	2,250	2,763	3,480	3,232
Intangible assets and property and equipment	561	482	467	418	449	484
Other assets	2,856	2,826	2,897	2,036	2,021	2,092

Total assets/liabilities & shareholders’ equity	43,764	38,531	37,609	35,043	37,587	39,178

Customer deposits**	25,064	21,810	20,743	19,457	20,336	20,693
Marketable debt securities**	3,834	3,553	3,435	3,040	3,392	3,773
Subordinated debt**	1,079	997	1,086	1,084	1,131	1,165
Insurance liabilities	139	132	146	131	161	194
Due to credit institutions**	6,076	6,496	5,721	5,820	5,771	5,848
Other liabilities	4,727	3,455	4,462	3,812	4,005	4,985
Shareholders’ equity	2,846	2,088	2,017	1,701	2,790	2,520

Other customer funds under management	6,677	6,063	4,901	4,262	5,535	6,475

Mutual funds	6,668	6,056	4,889	4,251	5,527	6,466
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	10	8	11	11	8	9

Customer funds under management	36,654	32,423	30,164	27,842	30,395	32,105

**	Including all on-balance sheet balances for this item

Chile
Million chilean peso

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	445,131	447,413	(2,282)	(0.5)

Net fees	134,367	127,541	6,826	5.4
Gains (losses) on financial transactions	110,668	1,962	108,705	—
Other operating income*	16,272	17,568	(1,296)	(7.4)

Gross income	706,438	594,485	111,953	18.8

Operating expenses	(228,988)	(225,357)	(3,632)	1.6
General administrative expenses	(203,736)	(203,237)	(499)	0.2
Personnel	(124,071)	(126,150)	2,079	(1.6)
Other general administrative expenses	(79,665)	(77,087)	(2,578)	3.3
Depreciation and amortisation	(25,252)	(22,120)	(3,133)	14.2

Net operating income	477,450	369,129	108,321	29.3

Net loan-loss provisions	(193,823)	(119,052)	(74,771)	62.8
Other income	9,103	9,269	(166)	(1.8)

Profit before taxes	292,730	259,346	33,385	12.9

Tax on profit	(45,199)	(28,944)	(16,255)	56.2

Profit from continuing operations	247,532	230,402	17,130	7.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	247,532	230,402	17,130	7.4

Minority interests	47,085	46,260	825	1.8

Attributable profit to the Group	200,447	184,142	16,305	8.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.09	30.06.08	Amount	%
Balance sheet
Customer loans**	13,889,053	13,678,185	210,868	1.5
Trading portfolio (w/o loans)	2,265,010	1,854,979	410,031	22.1
Available-for-sale financial assets	1,532,075	1,334,827	197,248	14.8
Due from credit institutions**	1,712,758	1,484,836	227,922	15.3
Intangible assets and property and equipment	256,656	251,167	5,489	2.2
Other assets	1,108,846	1,472,372	(363,527)	(24.7)

Total assets/liabilities & shareholders’ equity	20,764,397	20,076,366	688,032	3.4

Customer deposits**	10,967,042	11,364,353	(397,311)	(3.5)
Marketable debt securities**	1,999,484	1,851,037	148,446	8.0
Subordinated debt**	617,396	519,259	98,138	18.9
Insurance liabilities	102,888	68,576	34,311	50.0
Due to credit institutions**	3,099,572	3,384,791	(285,220)	(8.4)
Other liabilities	2,642,210	1,800,230	841,981	46.8
Shareholders’ equity	1,335,806	1,088,119	247,687	22.8

Other customer funds under management	3,431,922	3,159,299	272,623	8.6

Mutual funds	3,426,996	3,155,229	271,768	8.6
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	4,925	4,070	855	21.0

Customer funds under management	17,015,844	16,893,948	121,896	0.7

**	Including all on-balance sheet balances for this item

Chile
Million chilean peso

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	207,070	240,343	282,670	275,595	192,686	252,445

Net fees	61,375	66,167	68,862	68,728	65,590	68,777
Gains (losses) on financial transactions	1,930	33	12,878	7,595	84,842	25,826
Other operating income*	6,448	11,120	916	12,288	7,849	8,424

Gross income	276,823	317,663	365,327	364,205	350,966	355,472

Operating expenses	(107,558)	(117,799)	(117,193)	(115,227)	(112,051)	(116,937)
General administrative expenses	(96,317)	(106,920)	(106,321)	(103,131)	(100,147)	(103,588)
Personnel	(59,189)	(66,961)	(64,789)	(62,393)	(60,712)	(63,358)
Other general administrative expenses	(37,128)	(39,959)	(41,532)	(40,739)	(39,435)	(40,230)
Depreciation and amortisation	(11,241)	(10,879)	(10,872)	(12,096)	(11,904)	(13,349)

Net operating income	169,264	199,864	248,134	248,979	238,916	238,535

Net loan-loss provisions	(49,365)	(69,687)	(68,320)	(80,657)	(106,137)	(87,686)
Other income	7,528	1,741	(2,638)	(21,730)	5,573	3,531

Profit before taxes	127,428	131,918	177,177	146,591	138,351	154,379

Tax on profit	(13,744)	(15,200)	(23,878)	(19,582)	(23,014)	(22,185)

Profit from continuing operations	113,684	116,718	153,299	127,010	115,337	132,194

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	113,684	116,718	153,299	127,010	115,337	132,194

Minority interests	21,575	24,685	31,298	20,735	23,147	23,938

Attributable profit to the Group	92,109	92,034	122,001	106,274	92,190	108,257

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Balance sheet
Customer loans**	13,076,086	13,678,185	14,297,909	15,105,480	14,552,351	13,889,053
Trading portfolio (w/o loans)	1,760,436	1,854,979	1,924,286	2,574,611	2,135,485	2,265,010
Available-for-sale financial assets	1,575,377	1,334,827	1,350,779	1,326,474	1,678,929	1,532,075
Due from credit institutions**	1,399,238	1,484,836	1,235,770	1,760,592	2,020,461	1,712,758
Intangible assets and property and equipment	247,731	251,167	256,703	266,657	260,761	256,656
Other assets	1,260,825	1,472,372	1,591,385	1,297,632	1,173,288	1,108,846

Total assets/liabilities & shareholders’ equity	19,319,693	20,076,366	20,656,832	22,331,446	21,821,275	20,764,397

Customer deposits**	11,064,344	11,364,353	11,392,878	12,398,745	11,806,277	10,967,042
Marketable debt securities**	1,692,466	1,851,037	1,886,693	1,937,166	1,969,513	1,999,484
Subordinated debt**	476,187	519,259	596,509	690,578	656,441	617,396
Insurance liabilities	61,256	68,576	80,042	83,355	93,554	102,888
Due to credit institutions**	2,682,307	3,384,791	3,142,321	3,708,803	3,350,489	3,099,572
Other liabilities	2,086,914	1,800,230	2,450,571	2,429,055	2,325,195	2,642,210
Shareholders’ equity	1,256,219	1,088,119	1,107,819	1,083,743	1,619,806	1,335,806

Other customer funds under management	2,947,700	3,159,299	2,691,671	2,715,735	3,213,503	3,431,922

Mutual funds	2,943,497	3,155,229	2,685,411	2,708,937	3,208,585	3,426,996
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	4,203	4,070	6,260	6,799	4,918	4,925

Customer funds under management	16,180,697	16,893,948	16,567,750	17,742,225	17,645,734	17,015,844

**	Including all on-balance sheet balances for this item

Corporate Activities
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	(1,225)	(954)	(271)	28.4

Net fees	12	9	3	34.5
Gains (losses) on financial transactions	408	500	(93)	(18.5)
Dividends	73	163	(89)	(55.0)
Income from equity-accounted method	(10)	141	(151)	—
Other operating income/expenses	29	21	8	38.3

Gross income	(713)	(120)	(593)	494.6

Operating expenses	(431)	(367)	(64)	17.5
General administrative expenses	(360)	(258)	(101)	39.2
Personnel	(161)	(142)	(20)	13.9
Other general administrative expenses	(198)	(117)	(82)	70.0
Depreciation and amortisation	(71)	(108)	37	(34.1)

Net operating income	(1,144)	(487)	(657)	135.0

Net loan-loss provisions	11	(69)	81	—
Other income	(282)	(30)	(252)	835.5

Profit before taxes (w/o capital gains)	(1,414)	(586)	(828)	141.3

Tax on profit	614	467	147	31.6

Profit from continuing operations (w/o capital gains)	(800)	(119)	(681)	571.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit (w/o capital gains)	(800)	(119)	(681)	571.6

Minority interests	3	0	3	—

Attributable profit to the Group (w/o capital gains)	(803)	(119)	(683)	573.5

			Variation
	30.06.09	30.06.08	Amount	%
Balance sheet
Trading portfolio (w/o loans)	4,120	2,674	1,446	54.1
Available-for-sale financial assets	24,233	17,156	7,077	41.2
Investments	48	4,343	(4,294)	(98.9)
Goodwill	23,192	21,651	1,541	7.1
Liquidity lent to the Group	68,585	90,898	(22,314)	(24.5)
Capital assigned to Group areas	50,287	43,169	7,118	16.5
Other assets	89,701	61,505	28,196	45.8

Total assets/liabilities & shareholders’ equity	260,166	241,396	18,770	7.8

Customer deposits*	1,221	2,826	(1,605)	(56.8)
Marketable debt securities*	93,266	108,224	(14,958)	(13.8)
Subordinated debt	23,463	21,894	1,569	7.2
Other liabilities	77,037	56,792	20,245	35.6
Group capital and reserves	65,180	51,660	13,520	26.2

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	117,950	132,945	(14,995)	(11.3)

* Including all on-balance sheet balances for this item

Resources
Number of employees (direct & indirect)	1,690	1,724	(34)	(2.0)

Corporate Activities
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	(543)	(410)	(541)	(663)	(637)	(588)

Net fees	(3)	12	17	32	13	(1)
Gains (losses) on financial transactions	148	353	213	(101)	113	294
Dividends	22	141	17	49	23	51
Income from equity-accounted method	95	46	(61)	17	(16)	7
Other operating income/expenses	11	10	1	9	9	20

Gross income	(271)	151	(352)	(657)	(496)	(217)

Operating expenses	(177)	(190)	(127)	(139)	(220)	(211)
General administrative expenses	(111)	(148)	(101)	(96)	(185)	(175)
Personnel	(77)	(64)	(42)	(16)	(87)	(75)
Other general administrative expenses	(34)	(83)	(59)	(80)	(98)	(100)
Depreciation and amortisation	(66)	(42)	(25)	(43)	(35)	(36)

Net operating income	(448)	(39)	(478)	(796)	(716)	(428)

Net loan-loss provisions	(2)	(67)	(5)	104	2	9
Other income	(97)	67	155	163	(106)	(175)

Profit before taxes (w/o capital gains)	(547)	(39)	(328)	(529)	(820)	(594)

Tax on profit	264	203	149	181	346	269

Profit from continuing operations (w/o capital gains)	(283)	164	(180)	(348)	(475)	(325)

Net profit from discontinued operations	—	—	—	0	—	—

Consolidated profit (w/o capital gains)	(283)	164	(180)	(347)	(475)	(325)

Minority interests	2	(2)	(2)	3	(2)	5

Attributable profit to the Group (w/o capital gains)	(285)	166	(178)	(350)	(473)	(330)

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Balance sheet
Trading portfolio (w/o loans)	2,939	2,674	3,288	2,689	2,763	4,120
Available-for-sale financial assets	15,171	17,156	16,334	14,122	16,930	24,233
Investments	3,979	4,343	4,310	1,216	106	48
Goodwill	20,886	21,651	21,306	18,836	20,719	23,192
Liquidity lent to the Group	85,657	90,898	75,779	77,011	77,647	68,585
Capital assigned to Group areas	41,098	43,169	43,086	41,563	52,576	50,287
Other assets	62,191	61,505	84,229	92,187	88,852	89,701

Total assets/liabilities & shareholders’ equity	231,921	241,396	248,332	247,624	259,594	260,166

Customer deposits*	826	2,826	2,264	3,010	2,748	1,221
Marketable debt securities*	100,063	108,224	110,934	107,657	98,807	93,266
Subordinated debt	22,576	21,894	22,603	23,384	23,327	23,463
Other liabilities	52,971	56,792	61,042	53,870	65,264	77,037
Group capital and reserves	55,486	51,660	51,490	59,704	69,447	65,180

Other customer funds under management	—	—	—	—	—	—

Mutual funds	—	—	—	—	—	—
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—	—

Customer funds under management	123,465	132,945	135,800	134,051	124,882	117,950

* Including all on-balance sheet balances for this item

Other information
Risk-weighted assets	58,489	48,362	36,360	36,891	31,763	35,119

Spain
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement
Net interest income	3,809	3,063	746	24.4

Net fees	1,365	1,624	(259)	(16.0)
Gains (losses) on financial transactions	251	266	(15)	(5.6)
Other operating income*	152	191	(40)	(20.7)

Gross income	5,576	5,143	433	8.4

Operating expenses	(2,021)	(2,023)	3	(0.1)
General administrative expenses	(1,837)	(1,851)	14	(0.8)
Personnel	(1,214)	(1,232)	17	(1.4)
Other general administrative expenses	(623)	(620)	(3)	0.5
Depreciation and amortisation	(184)	(172)	(12)	6.7

Net operating income	3,555	3,120	435	14.0

Net loan-loss provisions	(655)	(568)	(87)	15.3
Other income	(91)	22	(113)	—

Profit before taxes	2,809	2,574	236	9.2

Tax on profit	(743)	(689)	(54)	7.9

Profit from continuing operations	2,066	1,885	181	9.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,066	1,885	181	9.6

Minority interests	39	48	(9)	(18.8)

Attributable profit to the Group	2,027	1,836	190	10.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.09	30.06.08	Amount	%
Balance sheet
Customer loans**	248,608	249,951	(1,343)	(0.5)
Trading portfolio (w/o loans)	58,928	58,339	589	1.0
Available-for-sale financial assets	15,748	6,929	8,818	127.3
Due from credit institutions**	46,916	54,909	(7,993)	(14.6)
Intangible assets and property and equipment	3,590	3,547	43	1.2
Other assets	14,290	8,128	6,162	75.8

Total assets/liabilities & shareholders’ equity	388,080	381,803	6,277	1.6

Customer deposits**	141,877	126,151	15,726	12.5
Marketable debt securities**	36,989	43,558	(6,569)	(15.1)
Subordinated debt**	1,791	2,002	(210)	(10.5)
Insurance liabilities	10,950	8,573	2,377	27.7
Due to credit institutions**	50,413	39,493	10,919	27.6
Other liabilities	127,280	142,856	(15,576)	(10.9)
Shareholders’ equity	18,780	19,170	(390)	(2.0)

Other customer funds under management	63,785	77,139	(13,354)	(17.3)

Mutual funds	40,619	55,254	(14,635)	(26.5)
Pension funds	9,412	9,915	(504)	(5.1)
Managed portfolios	4,175	5,050	(875)	(17.3)
Savings-insurance policies	9,580	6,919	2,660	38.4

Customer funds under management	244,443	248,849	(4,407)	(1.8)

** Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	21.25	20.86	0.39 p.
Efficiency ratio (with amortisations)	36.24	39.34	(3.10 p. )
NPL ratio	2.72	1.08	1.64 p.
NPL coverage	71.20	164.94	(93.74 p. )
Number of employees (direct & indirect)	33,744	34,678	(934)	(2.7)
Number of branches	4,918	5,020	(102)	(2.0)

Spain
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	1,493	1,569	1,601	1,709	1,918	1,891

Net fees	831	792	763	683	642	722
Gains (losses) on financial transactions	217	49	98	305	88	163
Other operating income*	58	133	68	116	61	91

Gross income	2,600	2,544	2,531	2,814	2,709	2,867

Operating expenses	(1,011)	(1,012)	(1,010)	(1,005)	(1,011)	(1,010)
General administrative expenses	(926)	(926)	(922)	(922)	(920)	(917)
Personnel	(614)	(618)	(609)	(587)	(610)	(604)
Other general administrative expenses	(312)	(308)	(313)	(335)	(310)	(313)
Depreciation and amortisation	(86)	(86)	(87)	(84)	(91)	(93)

Net operating income	1,588	1,532	1,521	1,808	1,699	1,857

Net loan-loss provisions	(238)	(330)	(398)	(350)	(305)	(350)
Other income	10	12	(27)	(96)	(26)	(66)

Profit before taxes	1,361	1,213	1,096	1,362	1,368	1,441

Tax on profit	(360)	(329)	(298)	(339)	(370)	(373)

Profit from continuing operations	1,001	884	798	1,023	998	1,068

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	1,001	884	798	1,023	998	1,068

Minority interests	24	25	25	26	20	19

Attributable profit to the Group	977	860	773	997	978	1,049

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Balance sheet
Customer loans**	243,615	249,951	242,690	248,360	248,849	248,608
Trading portfolio (w/o loans)	52,422	58,339	58,627	70,175	65,891	58,928
Available-for-sale financial assets	7,675	6,929	9,652	11,368	14,337	15,748
Due from credit institutions**	43,282	54,909	51,021	48,381	49,166	46,916
Intangible assets and property and equipment	3,541	3,547	3,544	3,640	3,588	3,590
Other assets	7,179	8,128	10,243	10,788	12,182	14,290

Total assets/liabilities & shareholders’ equity	357,713	381,803	375,776	392,712	394,013	388,080

Customer deposits**	124,361	126,151	130,004	135,768	143,291	141,877
Marketable debt securities**	43,726	43,558	41,490	36,704	35,727	36,989
Subordinated debt**	2,014	2,002	1,450	1,454	1,442	1,791
Insurance liabilities	7,763	8,573	9,181	9,808	10,366	10,950
Due to credit institutions**	32,917	39,493	42,850	38,648	36,932	50,413
Other liabilities	129,564	142,856	132,521	152,505	146,350	127,280
Shareholders’ equity	17,367	19,170	18,281	17,825	19,905	18,780

Other customer funds under management	82,510	77,139	74,944	67,245	63,049	63,785

Mutual funds	60,110	55,254	51,984	44,694	41,042	40,619
Pension funds	10,107	9,915	9,819	9,734	9,273	9,412
Managed portfolios	5,864	5,050	5,580	4,316	3,788	4,175
Savings-insurance policies	6,430	6,919	7,561	8,502	8,947	9,580

Customer funds under management	252,612	248,849	247,887	241,172	243,509	244,443

** Including all on-balance sheet balances for this item

Other information
NPL ratio	0.84	1.08	1.50	1.95	2.40	2.72
NPL coverage	202.28	164.94	128.79	98.48	80.84	71.20

Sovereign
Million euros

H1 ’09
Income statement

Net interest income	510

Net fees	179
Gains (losses) on financial transactions	30
Other operating income*	(59)

Gross income	660

Operating expenses	(436)
General administrative expenses	(382)
Personnel	(233)
Other general administrative expenses	(149)
Depreciation and amortisation	(54)

Net operating income	223

Net loan-loss provisions	(270)
Other income	(1)

Profit before taxes	(48)

Tax on profit	22

Profit from continuing operations	(26)

Net profit from discontinued operations	—

Consolidated profit	(26)

Minority interests	—

Attributable profit to the Group	(26)

*	Including dividends, income from equity-accounted method and other operating income/expenses

30.06.09
Balance sheet
Customer loans**	37,564
Trading portfolio (w/o loans)	204
Available-for-sale financial assets	7,609
Due from credit institutions**	422
Intangible assets and property and equipment	511
Other assets	5,446

Total assets/liabilities & shareholders’ equity	51,756

Customer deposits**	34,934
Marketable debt securities**	10,291
Subordinated debt**	2,517
Insurance liabilities	—
Due to credit institutions**	1,402
Other liabilities	1,539
Shareholders’ equity	1,072

Other customer funds under management	538

Mutual funds	—
Pension funds	—
Managed portfolios	538
Savings-insurance policies	—

Customer funds under management	48,280

** Including all on-balance sheet balances for this item

Ratios (%) and other data
ROE	—
Efficiency ratio (with amortisations)	66.14
NPL ratio	4.34
NPL coverage	67.30
Number of employees (direct & indirect)	9,594
Number of branches	751

Sovereign
Million euros

	Q1 ’09	Q2 ’09
Income statement

Net interest income	203	307

Net fees	70	109
Gains (losses) on financial transactions	(10)	40
Other operating income*	(6)	(52)

Gross income	257	403

Operating expenses	(191)	(245)
General administrative expenses	(169)	(213)
Personnel	(105)	(128)
Other general administrative expenses	(64)	(85)
Depreciation and amortisation	(22)	(32)

Net operating income	65	158

Net loan-loss provisions	(94)	(176)
Other income	(1)	(0)

Profit before taxes	(29)	(19)

Tax on profit	10	12

Profit from continuing operations	(20)	(7)

Net profit from discontinued operations	—	—

Consolidated profit	(20)	(7)

Minority interests	—	—

Attributable profit to the Group	(20)	(7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09
Balance sheet
Customer loans**	41,466	37,564
Trading portfolio (w/o loans)	346	204
Available-for-sale financial assets	6,531	7,609
Due from credit institutions**	284	422
Intangible assets and property and equipment	590	511
Other assets	7,920	5,446

Total assets/liabilities & shareholders’ equity	57,137	51,756

Customer deposits**	38,108	34,934
Marketable debt securities**	12,150	10,291
Subordinated debt**	1,811	2,517
Insurance liabilities	—	—
Due to credit institutions**	1,864	1,402
Other liabilities	1,443	1,539
Shareholders’ equity	1,760	1,072

Other customer funds under management	589	538

Mutual funds	—	—
Pension funds	—	—
Managed portfolios	589	538
Savings-insurance policies	—	—

Customer funds under management	52,659	48,280

** Including all on-balance sheet balances for this item

Other information
NPL ratio	3.98	4.34
NPL coverage	65.85	67.30

Sovereign
Million dollars

H1 ’09
Income statement

Net interest income	679

Net fees	238
Gains (losses) on financial transactions	40
Other operating income*	(78)

Gross income	878

Operating expenses	(581)
General administrative expenses	(509)
Personnel	(310)
Other general administrative expenses	(199)
Depreciation and amortisation	(72)

Net operating income	297

Net loan-loss provisions	(360)
Other income	(2)

Profit before taxes	(64)

Tax on profit	29

Profit from continuing operations	(35)

Net profit from discontinued operations	—

Consolidated profit	(35)

Minority interests	—

Attributable profit to the Group	(35)

*	Including dividends, income from equity-accounted method and other operating income/expenses

30.06.09
Balance sheet
Customer loans**	53,093
Trading portfolio (w/o loans)	288
Available-for-sale financial assets	10,755
Due from credit institutions**	596
Intangible assets and property and equipment	723
Other assets	7,697

Total assets/liabilities & shareholders’ equity	73,151

Customer deposits**	49,376
Marketable debt securities**	14,545
Subordinated debt**	3,558
Insurance liabilities	—
Due to credit institutions**	1,982
Other liabilities	2,175
Shareholders’ equity	1,515

Other customer funds under management	760

Mutual funds	—
Pension funds	—
Managed portfolios	760
Savings-insurance policies	—

Customer funds under management	68,239

**	Including all on-balance sheet balances for this item

Sovereign
Million dollars

	Q1 ’09	Q2 ’09
Income statement

Net interest income	264	414

Net fees	91	147
Gains (losses) on financial transactions	(13)	52
Other operating income*	(8)	(70)

Gross income	334	544

Operating expenses	(249)	(332)
General administrative expenses	(220)	(289)
Personnel	(136)	(174)
Other general administrative expenses	(84)	(115)
Depreciation and amortisation	(29)	(43)

Net operating income	85	212

Net loan-loss provisions	(122)	(238)
Other income	(1)	(0)

Profit before taxes	(38)	(26)

Tax on profit	12	16

Profit from continuing operations	(25)	(10)

Net profit from discontinued operations	—	—

Consolidated profit	(25)	(10)

Minority interests	—	—

Attributable profit to the Group	(25)	(10)

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.09	30.06.09
Balance sheet
Customer loans**	55,183	53,093
Trading portfolio (w/o loans)	461	288
Available-for-sale financial assets	8,691	10,755
Due from credit institutions**	378	596
Intangible assets and property and equipment	785	723
Other assets	10,540	7,697

Total assets/liabilities & shareholders’ equity	76,037	73,151

Customer deposits**	50,715	49,376
Marketable debt securities**	16,169	14,545
Subordinated debt**	2,411	3,558
Insurance liabilities	—	—
Due to credit institutions**	2,481	1,982
Other liabilities	1,921	2,175
Shareholders’ equity	2,342	1,515

Other customer funds under management	784	760

Mutual funds	—	—
Pension funds	—	—
Managed portfolios	784	760
Savings-insurance policies	—	—

Customer funds under management	70,078	68,239

**	Including all on-balance sheet balances for this item

Retail Banking
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	12,541	10,197	2,343	23.0

Net fees	3,683	3,765	(83)	(2.2)
Gains (losses) on financial transactions	655	582	72	12.4
Other operating income*	(12)	77	(89)	—

Gross income	16,867	14,622	2,244	15.3

Operating expenses	(6,902)	(6,244)	(658)	10.5
General administrative expenses	(6,242)	(5,728)	(515)	9.0
Personnel	(3,601)	(3,313)	(288)	8.7
Other general administrative expenses	(2,641)	(2,414)	(227)	9.4
Depreciation and amortisation	(660)	(517)	(143)	27.7

Net operating income	9,964	8,378	1,587	18.9

Net loan-loss provisions	(4,649)	(2,760)	(1,889)	68.5
Other income	(470)	(325)	(145)	44.8

Profit before taxes	4,845	5,293	(448)	(8.5)

Tax on profit	(1,130)	(1,323)	193	(14.6)

Profit from continuing operations	3,715	3,970	(255)	(6.4)

Net profit from discontinued operations	61	118	(58)	(48.7)

Consolidated profit	3,776	4,088	(312)	(7.6)

Minority interests	196	263	(67)	(25.6)

Attributable profit to the Group	3,580	3,825	(245)	(6.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.09	30.06.08	Amount	%
Business volumes
Total assets	820,673	656,552	164,121	25.0
Customer loans	620,126	519,532	100,594	19.4
Customer deposits	429,979	306,731	123,248	40.2

Retail Banking
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	5,061	5,136	5,359	5,298	6,034	6,507

Net fees	1,896	1,869	1,980	1,713	1,776	1,907
Gains (losses) on financial transactions	284	298	174	127	362	293
Other operating income*	30	47	8	85	30	(42)

Gross income	7,271	7,351	7,520	7,222	8,201	8,665

Operating expenses	(3,118)	(3,127)	(3,269)	(3,166)	(3,379)	(3,523)
General administrative expenses	(2,871)	(2,856)	(2,981)	(2,908)	(3,065)	(3,178)
Personnel	(1,641)	(1,672)	(1,702)	(1,625)	(1,767)	(1,834)
Other general administrative expenses	(1,230)	(1,184)	(1,279)	(1,283)	(1,297)	(1,344)
Depreciation and amortisation	(246)	(270)	(288)	(259)	(315)	(345)

Net operating income	4,153	4,224	4,251	4,056	4,822	5,142

Net loan-loss provisions	(1,244)	(1,516)	(1,735)	(1,850)	(2,169)	(2,481)
Other income	(147)	(177)	(111)	(329)	(186)	(284)

Profit before taxes	2,762	2,531	2,405	1,878	2,467	2,378

Tax on profit	(708)	(615)	(493)	(315)	(612)	(518)

Profit from continuing operations	2,054	1,916	1,911	1,562	1,855	1,860

Net profit from discontinued operations	58	61	56	145	67	(6)

Consolidated profit	2,111	1,977	1,967	1,707	1,922	1,854

Minority interests	130	133	124	65	94	102

Attributable profit to the Group	1,981	1,844	1,843	1,643	1,828	1,752

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Business volumes
Total assets	633,552	656,552	693,831	740,118	807,693	820,673
Customer loans	500,276	519,532	527,276	557,907	608,118	620,126
Customer deposits	289,828	306,731	344,321	368,069	415,454	429,979

Retail Banking Continental Europe
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	5,234	4,032	1,202	29.8

Net fees	1,564	1,724	(159)	(9.2)
Gains (losses) on financial transactions	191	243	(52)	(21.3)
Other operating income*	51	89	(38)	(42.4)

Gross income	7,041	6,087	954	15.7

Operating expenses	(2,597)	(2,347)	(249)	10.6
General administrative expenses	(2,353)	(2,127)	(226)	10.6
Personnel	(1,471)	(1,366)	(105)	7.7
Other general administrative expenses	(882)	(761)	(121)	15.9
Depreciation and amortisation	(244)	(220)	(24)	10.7

Net operating income	4,445	3,740	704	18.8

Net loan-loss provisions	(1,594)	(1,012)	(582)	57.5
Other income	(79)	(0)	(79)	—

Profit before taxes	2,771	2,728	43	1.6

Tax on profit	(701)	(722)	22	(3.0)

Profit from continuing operations	2,071	2,006	65	3.2

Net profit from discontinued operations	(27)	—	(27)	—

Consolidated profit	2,044	2,006	38	1.9

Minority interests	46	51	(5)	(10.7)

Attributable profit to the Group	1,998	1,955	43	2.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	2,000	2,032	2,103	2,277	2,580	2,654

Net fees	864	860	894	773	779	785
Gains (losses) on financial transactions	110	133	131	38	110	81
Other operating income*	33	56	30	101	25	26

Gross income	3,007	3,080	3,159	3,190	3,495	3,547

Operating expenses	(1,174)	(1,174)	(1,202)	(1,205)	(1,294)	(1,303)
General administrative expenses	(1,065)	(1,062)	(1,091)	(1,096)	(1,172)	(1,181)
Personnel	(678)	(688)	(696)	(676)	(739)	(732)
Other general administrative expenses	(387)	(374)	(396)	(420)	(433)	(449)
Depreciation and amortisation	(109)	(112)	(111)	(109)	(122)	(122)

Net operating income	1,833	1,907	1,957	1,985	2,201	2,244

Net loan-loss provisions	(461)	(551)	(682)	(643)	(771)	(822)
Other income	(4)	3	(26)	(113)	(11)	(68)

Profit before taxes	1,369	1,359	1,249	1,229	1,418	1,353

Tax on profit	(362)	(360)	(323)	(292)	(367)	(333)

Profit from continuing operations	1,006	999	926	937	1,051	1,020

Net profit from discontinued operations	—	—	—	(21)	(18)	(10)

Consolidated profit	1,006	999	926	916	1,033	1,011

Minority interests	25	26	24	29	24	22

Attributable profit to the Group	981	974	902	887	1,010	989

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	3,281	2,753	527	19.2

Net fees	998	1,303	(305)	(23.4)
Gains (losses) on financial transactions	184	222	(38)	(17.0)
Other operating income*	23	66	(43)	(65.2)

Gross income	4,486	4,343	142	3.3

Operating expenses	(1,738)	(1,735)	(3)	0.2
General administrative expenses	(1,581)	(1,588)	7	(0.4)
Personnel	(1,054)	(1,066)	11	(1.1)
Other general administrative expenses	(527)	(522)	(4)	0.8
Depreciation and amortisation	(157)	(147)	(10)	6.9

Net operating income	2,748	2,609	139	5.3

Net loan-loss provisions	(647)	(536)	(111)	20.8
Other income	(87)	17	(104)	—

Profit before taxes	2,014	2,090	(76)	(3.6)

Tax on profit	(526)	(554)	28	(5.1)

Profit from continuing operations	1,488	1,536	(48)	(3.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,488	1,536	(48)	(3.1)

Minority interests	37	46	(9)	(19.4)

Attributable profit to the Group	1,451	1,490	(39)	(2.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	1,362	1,391	1,381	1,493	1,631	1,650

Net fees	666	637	631	548	501	498
Gains (losses) on financial transactions	101	121	98	34	91	93
Other operating income*	19	47	14	82	2	20

Gross income	2,148	2,195	2,124	2,157	2,225	2,261

Operating expenses	(866)	(869)	(863)	(868)	(870)	(868)
General administrative expenses	(793)	(795)	(789)	(798)	(792)	(789)
Personnel	(530)	(535)	(526)	(513)	(530)	(524)
Other general administrative expenses	(263)	(259)	(263)	(285)	(262)	(265)
Depreciation and amortisation	(73)	(74)	(74)	(70)	(78)	(79)

Net operating income	1,282	1,327	1,260	1,289	1,355	1,393

Net loan-loss provisions	(229)	(307)	(395)	(284)	(301)	(346)
Other income	2	15	(16)	(99)	(21)	(66)

Profit before taxes	1,055	1,035	849	906	1,033	981

Tax on profit	(276)	(279)	(230)	(218)	(277)	(249)

Profit from continuing operations	779	756	619	688	756	732

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	779	756	619	688	756	732

Minority interests	23	23	22	26	19	18

Attributable profit to the Group	756	733	597	662	737	714

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	382	354	28	7.9

Net fees	136	155	(19)	(12.1)
Gains (losses) on financial transactions	14	11	2	21.1
Other operating income*	11	8	3	32.7

Gross income	543	528	14	2.7

Operating expenses	(247)	(246)	(1)	0.2
General administrative expenses	(213)	(211)	(2)	1.0
Personnel	(146)	(143)	(3)	2.4
Other general administrative expenses	(67)	(68)	1	(2.0)
Depreciation and amortisation	(33)	(35)	2	(4.4)

Net operating income	296	282	14	4.9

Net loan-loss provisions	(40)	(6)	(34)	590.8
Other income	5	(14)	19	—

Profit before taxes	261	262	(1)	(0.3)

Tax on profit	(35)	(38)	3	(8.1)

Profit from continuing operations	227	225	2	0.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	227	225	2	0.9

Minority interests	1	1	(0)	(6.8)

Attributable profit to the Group	226	224	2	1.0

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	180	173	177	181	195	186

Net fees	79	76	75	68	72	65
Gains (losses) on financial transactions	9	2	8	1	0	14
Other operating income*	5	4	4	7	8	3

Gross income	273	255	263	257	275	268

Operating expenses	(122)	(124)	(125)	(126)	(121)	(125)
General administrative expenses	(106)	(106)	(109)	(108)	(105)	(108)
Personnel	(69)	(73)	(73)	(74)	(72)	(74)
Other general administrative expenses	(36)	(32)	(36)	(34)	(32)	(35)
Depreciation and amortisation	(16)	(18)	(16)	(17)	(16)	(17)

Net operating income	151	131	139	131	154	142

Net loan-loss provisions	1	(7)	1	(8)	(12)	(27)
Other income	(4)	(10)	(8)	(4)	(6)	11

Profit before taxes	148	114	131	119	135	126

Tax on profit	(26)	(11)	(16)	(22)	(23)	(12)

Profit from continuing operations	122	103	116	97	112	115

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	122	103	116	97	112	115

Minority interests	0	0	0	0	0	0

Attributable profit to the Group	122	102	115	97	112	114

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information

Spread	3.43	3.33	3.27	3.05	2.35	2.15

Spread loans	1.47	1.39	1.37	1.48	1.61	1.70
Spread deposits	1.96	1.94	1.90	1.57	0.74	0.45

Retail Banking United Kingdom
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	1,843	1,122	721	64.2

Net fees	452	401	51	12.6
Gains (losses) on financial transactions	40	38	2	5.7
Other operating income*	13	29	(16)	(54.4)

Gross income	2,348	1,590	758	47.7

Operating expenses	(1,043)	(765)	(278)	36.3
General administrative expenses	(930)	(696)	(234)	33.6
Personnel	(550)	(437)	(113)	25.9
Other general administrative expenses	(380)	(259)	(121)	46.6
Depreciation and amortisation	(112)	(68)	(44)	63.9

Net operating income	1,305	825	480	58.2

Net loan-loss provisions	(453)	(153)	(300)	195.7
Other income	1	7	(6)	(87.3)

Profit before taxes	852	679	174	25.6

Tax on profit	(217)	(170)	(48)	28.0

Profit from continuing operations	635	509	126	24.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	635	509	126	24.8

Minority interests	—	—	—	—

Attributable profit to the Group	635	509	126	24.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	568	554	596	620	871	972

Net fees	201	200	213	208	221	231
Gains (losses) on financial transactions	22	15	15	27	42	(2)
Other operating income*	15	14	15	6	7	6

Gross income	807	783	838	861	1,141	1,207

Operating expenses	(387)	(377)	(392)	(412)	(512)	(530)
General administrative expenses	(364)	(333)	(345)	(379)	(461)	(469)
Personnel	(218)	(219)	(226)	(245)	(276)	(275)
Other general administrative expenses	(145)	(114)	(119)	(134)	(186)	(194)
Depreciation and amortisation	(24)	(45)	(48)	(33)	(51)	(61)

Net operating income	419	406	446	449	628	677

Net loan-loss provisions	(72)	(81)	(101)	(131)	(210)	(244)
Other income	13	(5)	(2)	(3)	1	0

Profit before taxes	360	319	343	316	419	433

Tax on profit	(91)	(78)	(89)	(82)	(107)	(111)

Profit from continuing operations	268	241	254	234	313	322

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	268	241	254	234	313	322

Minority interests	—	—	—	—	—	—

Attributable profit to the Group	268	241	254	234	313	322

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information

Spread	2.00	1.95	2.01	2.02	2.04	2.22

Spread loans	0.66	0.70	0.77	0.88	1.13	1.44
Spread deposits	1.34	1.25	1.24	1.14	0.91	0.78

Retail Banking United Kingdom
Million pound sterling

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	1,646	869	777	89.4

Net fees	404	311	93	29.9
Gains (losses) on financial transactions	35	29	6	21.9
Other operating income*	12	22	(11)	(47.4)

Gross income	2,097	1,231	866	70.3

Operating expenses	(931)	(592)	(339)	57.2
General administrative expenses	(831)	(539)	(292)	54.1
Personnel	(492)	(339)	(153)	45.2
Other general administrative expenses	(339)	(201)	(139)	69.1
Depreciation and amortisation	(100)	(53)	(47)	88.9

Net operating income	1,166	639	527	82.5

Net loan-loss provisions	(405)	(119)	(286)	241.0
Other income	1	6	(5)	(85.3)

Profit before taxes	762	526	236	44.8

Tax on profit	(194)	(132)	(63)	47.6

Profit from continuing operations	567	394	173	43.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	567	394	173	43.9

Minority interests	—	—	—	—

Attributable profit to the Group	567	394	173	43.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million pound sterling

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	430	439	473	515	791	855

Net fees	152	158	169	173	200	203
Gains (losses) on financial transactions	17	12	12	22	38	(3)
Other operating income*	11	11	12	6	6	6

Gross income	611	621	666	716	1,036	1,061

Operating expenses	(293)	(299)	(312)	(343)	(465)	(466)
General administrative expenses	(275)	(264)	(274)	(315)	(419)	(412)
Personnel	(165)	(173)	(180)	(204)	(250)	(241)
Other general administrative expenses	(110)	(91)	(94)	(111)	(169)	(171)
Depreciation and amortisation	(18)	(35)	(38)	(28)	(46)	(54)

Net operating income	317	322	354	373	571	595

Net loan-loss provisions	(55)	(64)	(80)	(107)	(190)	(215)
Other income	10	(4)	(2)	(2)	1	0

Profit before taxes	272	254	272	264	381	381

Tax on profit	(69)	(62)	(70)	(69)	(97)	(97)

Profit from continuing operations	203	191	202	196	284	283

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	203	191	202	196	284	283

Minority interests	—	—	—	—	—	—

Attributable profit to the Group	203	191	202	196	284	283

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	4,954	5,043	(89)	(1.8)

Net fees	1,488	1,641	(153)	(9.3)
Gains (losses) on financial transactions	394	302	92	30.5
Other operating income*	(17)	(40)	23	(58.0)

Gross income	6,818	6,945	(127)	(1.8)

Operating expenses	(2,827)	(3,132)	306	(9.8)
General administrative expenses	(2,577)	(2,904)	328	(11.3)
Personnel	(1,347)	(1,510)	163	(10.8)
Other general administrative expenses	(1,229)	(1,394)	165	(11.8)
Depreciation and amortisation	(250)	(228)	(22)	9.7

Net operating income	3,991	3,813	179	4.7

Net loan-loss provisions	(2,332)	(1,595)	(737)	46.2
Other income	(390)	(332)	(59)	17.7

Profit before taxes	1,269	1,886	(617)	(32.7)

Tax on profit	(234)	(431)	198	(45.8)

Profit from continuing operations	1,036	1,455	(419)	(28.8)

Net profit from discontinued operations	88	118	(30)	(25.7)

Consolidated profit	1,124	1,573	(450)	(28.6)

Minority interests	150	212	(62)	(29.2)

Attributable profit to the Group	973	1,361	(388)	(28.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	2,493	2,550	2,660	2,401	2,379	2,574

Net fees	831	810	873	731	707	781
Gains (losses) on financial transactions	151	150	28	62	219	175
Other operating income*	(17)	(23)	(38)	(23)	5	(22)

Gross income	3,458	3,488	3,523	3,171	3,309	3,509

Operating expenses	(1,557)	(1,576)	(1,675)	(1,549)	(1,381)	(1,445)
General administrative expenses	(1,443)	(1,462)	(1,545)	(1,433)	(1,262)	(1,315)
Personnel	(745)	(765)	(780)	(704)	(648)	(699)
Other general administrative expenses	(698)	(696)	(765)	(729)	(614)	(616)
Depreciation and amortisation	(114)	(114)	(130)	(117)	(119)	(131)

Net operating income	1,901	1,912	1,848	1,622	1,928	2,064

Net loan-loss provisions	(711)	(884)	(952)	(1,077)	(1,094)	(1,238)
Other income	(156)	(175)	(83)	(213)	(175)	(215)

Profit before taxes	1,034	853	813	333	659	611

Tax on profit	(255)	(177)	(82)	59	(147)	(86)

Profit from continuing operations	779	676	732	392	511	525

Net profit from discontinued operations	58	61	56	166	84	3

Consolidated profit	837	736	787	558	596	528

Minority interests	105	107	100	36	70	80

Attributable profit to the Group	732	629	687	522	525	448

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	6,595	7,711	(1,116)	(14.5)

Net fees	1,981	2,509	(528)	(21.0)
Gains (losses) on financial transactions	525	462	63	13.6
Other operating income*	(23)	(62)	39	(63.4)

Gross income	9,078	10,620	(1,542)	(14.5)

Operating expenses	(3,764)	(4,790)	1,026	(21.4)
General administrative expenses	(3,431)	(4,441)	1,010	(22.7)
Personnel	(1,794)	(2,310)	516	(22.3)
Other general administrative expenses	(1,637)	(2,132)	495	(23.2)
Depreciation and amortisation	(333)	(349)	16	(4.5)

Net operating income	5,314	5,830	(516)	(8.8)

Net loan-loss provisions	(3,104)	(2,438)	(666)	27.3
Other income	(520)	(507)	(13)	2.5

Profit before taxes	1,690	2,885	(1,194)	(41.4)

Tax on profit	(311)	(660)	349	(52.8)

Profit from continuing operations	1,379	2,225	(846)	(38.0)

Net profit from discontinued operations	117	181	(64)	(35.3)

Consolidated profit	1,496	2,405	(909)	(37.8)

Minority interests	200	324	(124)	(38.4)

Attributable profit to the Group	1,296	2,081	(785)	(37.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	3,731	3,980	3,997	3,083	3,098	3,498

Net fees	1,244	1,265	1,312	929	920	1,061
Gains (losses) on financial transactions	227	235	40	72	285	239
Other operating income*	(26)	(36)	(58)	(29)	6	(29)

Gross income	5,175	5,444	5,292	4,055	4,309	4,769

Operating expenses	(2,330)	(2,460)	(2,518)	(1,998)	(1,799)	(1,965)
General administrative expenses	(2,159)	(2,282)	(2,322)	(1,848)	(1,644)	(1,787)
Personnel	(1,115)	(1,195)	(1,172)	(901)	(844)	(950)
Other general administrative expenses	(1,044)	(1,087)	(1,150)	(946)	(799)	(838)
Depreciation and amortisation	(171)	(178)	(196)	(151)	(155)	(178)

Net operating income	2,845	2,985	2,774	2,057	2,510	2,804

Net loan-loss provisions	(1,064)	(1,375)	(1,433)	(1,433)	(1,424)	(1,680)
Other income	(234)	(273)	(123)	(288)	(228)	(291)

Profit before taxes	1,547	1,337	1,219	336	858	833

Tax on profit	(381)	(279)	(120)	115	(192)	(119)

Profit from continuing operations	1,166	1,058	1,099	451	666	713

Net profit from discontinued operations	86	95	84	233	110	7

Consolidated profit	1,253	1,153	1,182	684	776	720

Minority interests	157	167	150	35	91	108

Attributable profit to the Group	1,096	986	1,032	649	684	612

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	3,331	3,336	(4)	(0.1)

Net fees	901	987	(86)	(8.7)
Gains (losses) on financial transactions	141	68	73	106.6
Other operating income*	8	(13)	21	—

Gross income	4,381	4,377	3	0.1

Operating expenses	(1,853)	(2,111)	259	(12.2)
General administrative expenses	(1,695)	(1,971)	276	(14.0)
Personnel	(852)	(970)	118	(12.2)
Other general administrative expenses	(843)	(1,001)	158	(15.8)
Depreciation and amortisation	(158)	(140)	(17)	12.4

Net operating income	2,528	2,266	262	11.6

Net loan-loss provisions	(1,499)	(951)	(547)	57.5
Other income	(375)	(339)	(36)	10.7

Profit before taxes	655	976	(322)	(32.9)

Tax on profit	(157)	(308)	151	(49.1)

Profit from continuing operations	498	668	(170)	(25.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	498	668	(170)	(25.5)

Minority interests	10	22	(12)	(56.0)

Attributable profit to the Group	488	646	(158)	(24.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	1,654	1,682	1,716	1,498	1,577	1,754

Net fees	511	476	545	416	419	482
Gains (losses) on financial transactions	44	24	(12)	2	103	38
Other operating income*	0	(13)	(15)	(16)	21	(12)

Gross income	2,209	2,168	2,234	1,900	2,119	2,262

Operating expenses	(1,049)	(1,063)	(1,137)	(988)	(889)	(963)
General administrative expenses	(979)	(992)	(1,056)	(922)	(815)	(880)
Personnel	(480)	(490)	(514)	(439)	(403)	(449)
Other general administrative expenses	(499)	(502)	(542)	(482)	(412)	(431)
Depreciation and amortisation	(70)	(71)	(81)	(67)	(74)	(83)

Net operating income	1,160	1,106	1,097	911	1,230	1,298

Net loan-loss provisions	(431)	(521)	(573)	(618)	(675)	(823)
Other income	(163)	(176)	(101)	(149)	(166)	(209)

Profit before taxes	567	409	423	144	388	266

Tax on profit	(202)	(107)	(109)	70	(118)	(38)

Profit from continuing operations	365	303	314	214	270	228

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	365	303	314	214	270	228

Minority interests	12	11	10	5	3	7

Attributable profit to the Group	353	292	304	209	267	221

* Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	16.76	16.44	16.29	16.87	17.01	17.43

Spread loans	15.51	15.20	15.00	15.59	15.94	16.39
Spread deposits	1.25	1.24	1.29	1.28	1.07	1.04

Retail Banking Brazil
Million dollars

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	4,436	5,101	(665)	(13.0)

Net fees	1,199	1,509	(310)	(20.5)
Gains (losses) on financial transactions	187	104	83	79.9
Other operating income*	11	(20)	31	—

Gross income	5,833	6,693	(861)	(12.9)

Operating expenses	(2,467)	(3,228)	761	(23.6)
General administrative expenses	(2,257)	(3,014)	757	(25.1)
Personnel	(1,134)	(1,483)	349	(23.5)
Other general administrative expenses	(1,122)	(1,531)	408	(26.7)
Depreciation and amortisation	(210)	(215)	5	(2.1)

Net operating income	3,366	3,465	(99)	(2.9)

Net loan-loss provisions	(1,995)	(1,455)	(541)	37.2
Other income	(499)	(518)	19	(3.6)

Profit before taxes	871	1,493	(621)	(41.6)

Tax on profit	(209)	(471)	262	(55.7)

Profit from continuing operations	663	1,021	(359)	(35.1)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	663	1,021	(359)	(35.1)

Minority interests	13	34	(21)	(61.7)

Attributable profit to the Group	650	987	(338)	(34.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	2,475	2,626	2,579	1,909	2,053	2,382

Net fees	765	744	819	523	545	654
Gains (losses) on financial transactions	66	38	(19)	(0)	134	54
Other operating income*	0	(21)	(23)	(22)	27	(16)

Gross income	3,306	3,387	3,356	2,410	2,759	3,074

Operating expenses	(1,569)	(1,659)	(1,709)	(1,265)	(1,158)	(1,309)
General administrative expenses	(1,465)	(1,549)	(1,587)	(1,179)	(1,061)	(1,196)
Personnel	(718)	(765)	(773)	(560)	(525)	(610)
Other general administrative expenses	(746)	(784)	(814)	(620)	(536)	(586)
Depreciation and amortisation	(105)	(110)	(121)	(85)	(97)	(113)

Net operating income	1,737	1,728	1,648	1,145	1,601	1,765

Net loan-loss provisions	(645)	(810)	(863)	(819)	(879)	(1,116)
Other income	(244)	(274)	(151)	(193)	(216)	(283)

Profit before taxes	848	644	634	133	506	366

Tax on profit	(302)	(169)	(163)	126	(154)	(55)

Profit from continuing operations	546	475	471	259	351	311

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	546	475	471	259	351	311

Minority interests	17	16	15	5	3	10

Attributable profit to the Group	529	458	456	253	348	301

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million brazilian real

			Variation
	H1 ’09	H1 ’08	Amount	%

Income statement

Net interest income	9,716	8,654	1,062	12.3

Net fees	2,626	2,559	67	2.6
Gains (losses) on financial transactions	410	177	234	132.3
Other operating income*	24	(34)	58	—

Gross income	12,776	11,356	1,420	12.5

Operating expenses	(5,403)	(5,477)	74	(1.3)
General administrative expenses	(4,943)	(5,113)	170	(3.3)
Personnel	(2,485)	(2,516)	32	(1.3)
Other general administrative expenses	(2,459)	(2,597)	138	(5.3)
Depreciation and amortisation	(460)	(364)	(96)	26.4

Net operating income	7,373	5,878	1,494	25.4

Net loan-loss provisions	(4,371)	(2,468)	(1,903)	77.1
Other income	(1,093)	(878)	(215)	24.5

Profit before taxes	1,909	2,532	(623)	(24.6)

Tax on profit	(458)	(800)	342	(42.8)

Profit from continuing operations	1,451	1,733	(281)	(16.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,451	1,733	(281)	(16.2)

Minority interests	28	58	(29)	(50.5)

Attributable profit to the Group	1,423	1,675	(252)	(15.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million brazilian real

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09

Income statement

Net interest income	4,302	4,352	4,280	4,471	4,758	4,957

Net fees	1,329	1,230	1,361	1,253	1,264	1,362
Gains (losses) on financial transactions	115	62	(34)	11	310	100
Other operating income*	1	(35)	(38)	(46)	62	(38)

Gross income	5,747	5,609	5,569	5,690	6,394	6,382

Operating expenses	(2,728)	(2,749)	(2,838)	(2,942)	(2,684)	(2,720)
General administrative expenses	(2,546)	(2,567)	(2,636)	(2,743)	(2,459)	(2,484)
Personnel	(1,249)	(1,268)	(1,284)	(1,312)	(1,216)	(1,268)
Other general administrative expenses	(1,297)	(1,299)	(1,352)	(1,432)	(1,243)	(1,216)
Depreciation and amortisation	(182)	(182)	(202)	(198)	(225)	(235)

Net operating income	3,019	2,860	2,732	2,748	3,711	3,662

Net loan-loss provisions	(1,121)	(1,347)	(1,435)	(1,790)	(2,038)	(2,333)
Other income	(424)	(455)	(248)	(438)	(501)	(592)

Profit before taxes	1,475	1,058	1,049	520	1,172	737

Tax on profit	(525)	(275)	(268)	145	(357)	(100)

Profit from continuing operations	950	783	781	665	814	637

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	950	783	781	665	814	637

Minority interests	30	27	25	16	8	21

Attributable profit to the Group	919	756	756	649	807	616

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%

Income statement

Net interest income	680	796	(116)	(14.6)

Net fees	211	266	(55)	(20.5)
Gains (losses) on financial transactions	113	195	(81)	(41.8)
Other operating income*	(21)	(23)	2	(9.5)

Gross income	984	1,234	(250)	(20.2)

Operating expenses	(355)	(400)	45	(11.1)
General administrative expenses	(316)	(359)	43	(11.9)
Personnel	(170)	(196)	26	(13.4)
Other general administrative expenses	(146)	(163)	16	(10.1)
Depreciation and amortisation	(39)	(41)	2	(4.4)

Net operating income	629	834	(205)	(24.6)

Net loan-loss provisions	(444)	(349)	(95)	27.2
Other income	(13)	(13)	(1)	4.1

Profit before taxes	172	472	(301)	(63.6)

Tax on profit	(15)	(82)	67	(81.9)

Profit from continuing operations	157	391	(234)	(59.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	157	391	(234)	(59.8)

Minority interests	76	122	(46)	(37.8)

Attributable profit to the Group	81	269	(188)	(69.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09

Income statement

Net interest income	392	404	440	423	354	326

Net fees	128	138	134	116	100	111
Gains (losses) on financial transactions	78	116	31	19	38	75
Other operating income*	(12)	(11)	(14)	(19)	(13)	(8)

Gross income	586	648	590	539	479	505

Operating expenses	(204)	(196)	(226)	(235)	(180)	(176)
General administrative expenses	(183)	(176)	(204)	(212)	(162)	(154)
Personnel	(98)	(98)	(102)	(97)	(83)	(87)
Other general administrative expenses	(85)	(78)	(101)	(115)	(79)	(68)
Depreciation and amortisation	(20)	(20)	(23)	(23)	(18)	(21)

Net operating income	382	452	364	304	300	329

Net loan-loss provisions	(140)	(209)	(244)	(274)	(215)	(229)
Other income	(8)	(5)	24	(16)	(4)	(9)

Profit before taxes	235	237	145	14	80	92

Tax on profit	(31)	(51)	49	9	(4)	(11)

Profit from continuing operations	204	186	193	23	77	80

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	204	186	193	23	77	80

Minority interests	61	61	48	4	35	40

Attributable profit to the Group	143	126	145	19	41	40

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information

Spread	14.71	14.90	14.70	14.27	14.19	13.35

Spread loans	11.19	11.44	10.99	10.69	10.83	10.77
Spread deposits	3.52	3.46	3.71	3.58	3.36	2.58

Retail Banking Mexico
Million dollars

			Variation
	H1 ’09	H1 ’08	Amount	%

Income statement

Net interest income	906	1,218	(312)	(25.6)

Net fees	281	406	(125)	(30.8)
Gains (losses) on financial transactions	151	297	(147)	(49.3)
Other operating income*	(27)	(35)	7	(21.2)

Gross income	1,310	1,887	(576)	(30.6)

Operating expenses	(473)	(611)	138	(22.6)
General administrative expenses	(421)	(549)	128	(23.3)
Personnel	(226)	(300)	74	(24.6)
Other general administrative expenses	(195)	(249)	54	(21.7)
Depreciation and amortisation	(52)	(62)	10	(16.8)

Net operating income	837	1,275	(438)	(34.4)

Net loan-loss provisions	(591)	(534)	(57)	10.7
Other income	(17)	(19)	2	(9.3)

Profit before taxes	229	722	(494)	(68.3)

Tax on profit	(20)	(125)	105	(84.2)

Profit from continuing operations	209	597	(388)	(65.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	209	597	(388)	(65.0)

Minority interests	101	186	(85)	(45.9)

Attributable profit to the Group	108	411	(303)	(73.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09

Income statement

Net interest income	587	631	662	550	461	445

Net fees	191	215	201	147	130	151
Gains (losses) on financial transactions	117	180	45	15	49	101
Other operating income*	(18)	(17)	(22)	(26)	(17)	(11)

Gross income	877	1,009	886	687	624	686

Operating expenses	(305)	(306)	(340)	(309)	(234)	(239)
General administrative expenses	(274)	(275)	(306)	(279)	(211)	(210)
Personnel	(147)	(153)	(154)	(126)	(108)	(118)
Other general administrative expenses	(127)	(122)	(152)	(153)	(102)	(92)
Depreciation and amortisation	(31)	(32)	(34)	(30)	(23)	(29)

Net operating income	572	703	546	378	390	447

Net loan-loss provisions	(209)	(325)	(367)	(367)	(280)	(311)
Other income	(12)	(7)	37	(24)	(6)	(12)

Profit before taxes	352	371	216	(14)	104	124

Tax on profit	(46)	(79)	74	15	(5)	(15)

Profit from continuing operations	305	292	290	1	100	109

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	305	292	290	1	100	109

Minority interests	92	95	72	(3)	46	55

Attributable profit to the Group	214	197	218	4	53	55

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million new mexican peso

			Variation
	H1 ’09	H1 ’08	Amount	%

Income statement

Net interest income	12,543	12,931	(388)	(3.0)

Net fees	3,893	4,313	(421)	(9.8)
Gains (losses) on financial transactions	2,087	3,158	(1,072)	(33.9)
Other operating income*	(381)	(370)	(10)	2.8

Gross income	18,141	20,032	(1,891)	(9.4)

Operating expenses	(6,550)	(6,491)	(59)	0.9
General administrative expenses	(5,830)	(5,828)	(2)	0.0
Personnel	(3,134)	(3,186)	52	(1.6)
Other general administrative expenses	(2,695)	(2,641)	(54)	2.0
Depreciation and amortisation	(720)	(663)	(57)	8.5

Net operating income	11,592	13,541	(1,950)	(14.4)

Net loan-loss provisions	(8,184)	(5,667)	(2,517)	44.4
Other income	(242)	(204)	(37)	18.2

Profit before taxes	3,166	7,670	(4,504)	(58.7)

Tax on profit	(274)	(1,330)	1,056	(79.4)

Profit from continuing operations	2,892	6,340	(3,448)	(54.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,892	6,340	(3,448)	(54.4)

Minority interests	1,395	1,977	(582)	(29.4)

Attributable profit to the Group	1,497	4,363	(2,867)	(65.7)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million new mexican peso

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09

Income statement

Net interest income	6,346	6,585	6,832	7,224	6,636	5,907

Net fees	2,064	2,250	2,072	1,993	1,875	2,017
Gains (losses) on financial transactions	1,266	1,893	444	372	712	1,374
Other operating income*	(192)	(178)	(224)	(320)	(240)	(141)

Gross income	9,484	10,549	9,125	9,270	8,984	9,157

Operating expenses	(3,295)	(3,196)	(3,516)	(3,993)	(3,368)	(3,181)
General administrative expenses	(2,965)	(2,863)	(3,164)	(3,602)	(3,032)	(2,798)
Personnel	(1,592)	(1,594)	(1,587)	(1,664)	(1,558)	(1,577)
Other general administrative expenses	(1,373)	(1,268)	(1,577)	(1,938)	(1,474)	(1,221)
Depreciation and amortisation	(330)	(333)	(352)	(391)	(337)	(383)

Net operating income	6,188	7,353	5,609	5,277	5,616	5,976

Net loan-loss provisions	(2,260)	(3,407)	(3,808)	(4,613)	(4,034)	(4,150)
Other income	(127)	(77)	392	(261)	(79)	(162)

Profit before taxes	3,801	3,869	2,192	402	1,502	1,664

Tax on profit	(499)	(831)	796	136	(68)	(206)

Profit from continuing operations	3,302	3,038	2,988	538	1,435	1,457

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	3,302	3,038	2,988	538	1,435	1,457

Minority interests	991	986	733	119	665	730

Attributable profit to the Group	2,312	2,052	2,255	419	769	727

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%

Income statement

Net interest income	518	561	(43)	(7.6)

Net fees	147	153	(7)	(4.5)
Gains (losses) on financial transactions	71	12	60	517.2
Other operating income*	0	(4)	4	—

Gross income	736	722	15	2.0

Operating expenses	(261)	(276)	16	(5.6)
General administrative expenses	(231)	(250)	19	(7.5)
Personnel	(140)	(155)	15	(9.6)
Other general administrative expenses	(91)	(95)	4	(4.0)
Depreciation and amortisation	(30)	(27)	(3)	11.9

Net operating income	475	445	30	6.8

Net loan-loss provisions	(246)	(170)	(76)	44.5
Other income	10	13	(3)	(24.0)

Profit before taxes	239	288	(49)	(17.0)

Tax on profit	(36)	(30)	(6)	19.7

Profit from continuing operations	203	258	(55)	(21.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	203	258	(55)	(21.2)

Minority interests	59	63	(4)	(6.8)

Attributable profit to the Group	144	195	(50)	(25.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	274	287	311	271	233	285

Net fees	78	75	72	68	73	74
Gains (losses) on financial transactions	13	(1)	3	33	45	26
Other operating income*	(5)	0	(12)	5	(1)	1

Gross income	360	362	374	377	350	386

Operating expenses	(135)	(141)	(132)	(119)	(127)	(134)
General administrative expenses	(121)	(129)	(120)	(106)	(112)	(118)
Personnel	(74)	(81)	(73)	(64)	(68)	(72)
Other general administrative expenses	(47)	(48)	(47)	(41)	(44)	(47)
Depreciation and amortisation	(14)	(13)	(12)	(13)	(14)	(16)

Net operating income	225	221	242	259	224	252

Net loan-loss provisions	(75)	(95)	(85)	(100)	(128)	(118)
Other income	11	2	(3)	(27)	7	3

Profit before taxes	160	128	153	131	103	136

Tax on profit	(17)	(13)	(20)	(18)	(17)	(19)

Profit from continuing operations	143	114	134	113	85	118

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	143	114	134	113	85	118

Minority interests	30	32	40	23	28	30

Attributable profit to the Group	113	82	94	90	57	87

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information

Spread	8.40	8.61	8.69	8.51	7.92	7.81

Spread loans	5.33	5.45	5.24	5.35	5.90	5.89
Spread deposits	3.07	3.16	3.45	3.16	2.02	1.92

Retail Banking Chile
Million dollars

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	690	857	(167)	(19.5)

Net fees	195	235	(39)	(16.8)
Gains (losses) on financial transactions	95	18	77	437.4
Other operating income*	0	(6)	7	—

Gross income	980	1,103	(123)	(11.2)

Operating expenses	(347)	(422)	75	(17.8)
General administrative expenses	(307)	(382)	74	(19.5)
Personnel	(186)	(237)	51	(21.3)
Other general administrative expenses	(121)	(145)	24	(16.4)
Depreciation and amortisation	(40)	(41)	1	(2.5)

Net operating income	633	681	(48)	(7.0)

Net loan-loss provisions	(328)	(261)	(67)	25.8
Other income	13	20	(7)	(33.8)

Profit before taxes	318	440	(122)	(27.7)

Tax on profit	(48)	(46)	(2)	4.2

Profit from continuing operations	270	394	(124)	(31.4)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	270	394	(124)	(31.4)

Minority interests	78	96	(18)	(18.8)

Attributable profit to the Group	192	298	(106)	(35.5)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million dollars

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	409	448	468	348	303	387

Net fees	117	118	108	87	95	101
Gains (losses) on financial transactions	19	(1)	4	48	59	36
Other operating income*	(7)	1	(18)	8	(1)	1

Gross income	538	565	562	491	456	524

Operating expenses	(202)	(220)	(199)	(151)	(165)	(182)
General administrative expenses	(181)	(200)	(180)	(134)	(146)	(161)
Personnel	(111)	(126)	(109)	(82)	(89)	(98)
Other general administrative expenses	(70)	(74)	(71)	(53)	(58)	(63)
Depreciation and amortisation	(21)	(20)	(18)	(17)	(19)	(21)

Net operating income	336	345	363	340	291	342

Net loan-loss provisions	(113)	(148)	(128)	(132)	(167)	(161)
Other income	16	4	(5)	(40)	9	4

Profit before taxes	240	200	231	167	134	185

Tax on profit	(25)	(21)	(30)	(24)	(23)	(25)

Profit from continuing operations	215	180	201	144	111	159

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	215	180	201	144	111	159

Minority interests	45	51	60	27	37	41

Attributable profit to the Group	169	129	141	116	74	118

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	403,526	399,285	4,242	1.1

Net fees	114,146	109,274	4,871	4.5
Gains (losses) on financial transactions	55,464	8,218	47,247	574.9
Other operating income*	161	(2,963)	3,124	—

Gross income	573,298	513,814	59,484	11.6

Operating expenses	(203,021)	(196,701)	(6,320)	3.2
General administrative expenses	(179,760)	(177,698)	(2,062)	1.2
Personnel	(109,071)	(110,378)	1,307	(1.2)
Other general administrative expenses	(70,689)	(67,320)	(3,369)	5.0
Depreciation and amortisation	(23,261)	(19,003)	(4,258)	22.4

Net operating income	370,277	317,113	53,163	16.8

Net loan-loss provisions	(191,816)	(121,373)	(70,443)	58.0
Other income	7,661	9,217	(1,557)	(16.9)

Profit before taxes	186,121	204,957	(18,836)	(9.2)

Tax on profit	(28,069)	(21,451)	(6,619)	30.9

Profit from continuing operations	158,052	183,507	(25,455)	(13.9)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	158,052	183,507	(25,455)	(13.9)

Minority interests	45,665	44,780	885	2.0

Attributable profit to the Group	112,387	138,727	(26,340)	(19.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	189,511	209,774	239,510	226,849	183,416	220,111

Net fees	54,123	55,151	55,940	57,063	57,170	56,975
Gains (losses) on financial transactions	8,767	(550)	2,084	25,715	35,780	19,685
Other operating income*	(3,207)	244	(8,589)	3,079	(475)	636

Gross income	249,194	264,620	288,945	312,705	275,891	297,407

Operating expenses	(93,497)	(103,203)	(102,663)	(99,896)	(99,677)	(103,344)
General administrative expenses	(83,834)	(93,864)	(93,143)	(89,227)	(88,451)	(91,309)
Personnel	(51,328)	(59,050)	(56,536)	(54,388)	(53,636)	(55,435)
Other general administrative expenses	(32,506)	(34,814)	(36,607)	(34,839)	(34,815)	(35,873)
Depreciation and amortisation	(9,664)	(9,339)	(9,520)	(10,669)	(11,226)	(12,035)

Net operating income	155,696	161,417	186,282	212,810	176,214	194,063

Net loan-loss provisions	(52,156)	(69,217)	(66,007)	(82,127)	(101,112)	(90,704)
Other income	7,448	1,769	(1,997)	(20,368)	5,713	1,947

Profit before taxes	110,988	93,969	118,277	110,314	80,815	105,307

Tax on profit	(11,703)	(9,747)	(15,100)	(15,076)	(13,642)	(14,428)

Profit from continuing operations	99,285	84,222	103,178	95,238	67,173	90,879

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	99,285	84,222	103,178	95,238	67,173	90,879

Minority interests	21,048	23,732	30,335	19,640	22,411	23,254

Attributable profit to the Group	78,237	60,490	72,843	75,598	44,762	67,625

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	1,239	850	388	46

Net fees	618	489	129	26
Gains (losses) on financial transactions	765	467	298	64
Other operating income*	73	80	(8)	(9)

Gross income	2,695	1,887	808	43

Operating expenses	(568)	(654)	86	(13)
General administrative expenses	(528)	(600)	72	(12)
Personnel	(330)	(387)	57	(15)
Other general administrative expenses	(198)	(213)	16	(7)
Depreciation and amortisation	(40)	(54)	14	(26)

Net operating income	2,127	1,233	894	72

Net loan-loss provisions	12	(50)	62	—
Other income	(13)	(23)	10	(45)

Profit before taxes	2,126	1,160	966	83

Tax on profit	(610)	(389)	(221)	57

Profit from continuing operations	1,517	771	746	97

Net profit from discontinued operations	—	0	(0)	(100)

Consolidated profit	1,517	771	746	97

Minority interests	4	(2)	6	—

Attributable profit to the Group	1,513	773	740	96

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.09	30.06.08	Amount	%
Business volumes
Total assets	264,346	249,414	14,932	6.0
Customer loans	72,289	76,303	(4,014)	(5.3)
Customer deposits	52,135	64,771	(12,636)	(19.5)

Global Wholesale Banking
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	372	479	616	575	596	642

Net fees	255	233	219	262	264	354
Gains (losses) on financial transactions	313	155	184	424	382	383
Other operating income*	14	67	22	5	21	51

Gross income	954	933	1,041	1,266	1,264	1,430

Operating expenses	(325)	(328)	(327)	(315)	(290)	(278)
General administrative expenses	(299)	(301)	(299)	(287)	(266)	(262)
Personnel	(192)	(195)	(196)	(183)	(170)	(161)
Other general administrative expenses	(107)	(106)	(104)	(104)	(97)	(101)
Depreciation and amortisation	(26)	(27)	(27)	(28)	(24)	(16)

Net operating income	628	605	715	951	975	1,152

Net loan-loss provisions	(34)	(16)	(47)	(190)	(42)	54
Other income	(3)	(20)	(12)	12	(6)	(7)

Profit before taxes	591	569	655	773	927	1,200

Tax on profit	(198)	(191)	(219)	(241)	(290)	(320)

Profit from continuing operations	393	378	436	532	637	880

Net profit from discontinued operations	0	—	—	—	—	—

Consolidated profit	393	378	436	532	637	880

Minority interests	(2)	(0)	1	(1)	3	1

Attributable profit to the Group	394	379	435	533	634	879

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Business volumes
Total assets	223,165	249,414	218,918	241,736	259,965	264,346
Customer loans	75,240	76,303	70,920	65,927	76,414	72,289
Customer deposits	67,286	64,771	57,094	48,757	58,397	52,135

Asset Management and Insurance
Million euros

			Variation
	H1 ’09	H1 ’08	Amount	%
Income statement

Net interest income	101	98	3	3

Net fees	225	276	(50)	(18)
Gains (losses) on financial transactions	12	23	(12)	(49)
Other operating income*	180	151	29	19

Gross income	519	548	(29)	(5)

Operating expenses	(152)	(170)	18	(11)
General administrative expenses	(139)	(163)	24	(15)
Personnel	(72)	(80)	9	(11)
Other general administrative expenses	(67)	(83)	16	(19)
Depreciation and amortisation	(14)	(8)	(6)	80

Net operating income	367	378	(11)	(3)

Net loan-loss provisions	(0)	(0)	0	(38)
Other income	(11)	(2)	(9)	513

Profit before taxes	355	375	(20)	(5)

Tax on profit	(117)	(112)	(6)	5

Profit from continuing operations	238	264	(26)	(10)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	238	264	(26)	(10)

Minority interests	10	12	(3)	(21)

Attributable profit to the Group	228	251	(23)	(9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	30.06.09	30.06.08	Amount	%
Business volumes
Total assets	26,191	20,745	5,446	26.3
Customer loans	677	108	569	526.9
Customer deposits	438	254	185	72.8

Asset Management and Insurance
Million euros

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Income statement

Net interest income	45	53	48	62	47	55

Net fees	139	137	130	127	111	115
Gains (losses) on financial transactions	12	11	8	(6)	5	7
Other operating income*	75	76	69	73	88	92

Gross income	271	277	254	256	251	268

Operating expenses	(86)	(84)	(84)	(87)	(77)	(75)
General administrative expenses	(82)	(81)	(79)	(81)	(71)	(68)
Personnel	(41)	(39)	(40)	(32)	(35)	(37)
Other general administrative expenses	(41)	(42)	(39)	(48)	(36)	(31)
Depreciation and amortisation	(4)	(3)	(6)	(6)	(6)	(8)

Net operating income	185	193	170	170	173	193

Net loan-loss provisions	(0)	(0)	0	2	(0)	0
Other income	(7)	5	(7)	(9)	(4)	(7)

Profit before taxes	178	197	163	162	169	187

Tax on profit	(57)	(55)	(54)	(43)	(58)	(59)

Profit from continuing operations	121	143	110	120	111	127

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	121	143	110	120	111	127

Minority interests	5	7	5	4	5	5

Attributable profit to the Group	115	136	105	115	106	123

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Business volumes
Total assets	19,779	20,745	21,132	22,916	25,146	26,191
Customer loans	102	108	163	221	705	677
Customer deposits	228	254	230	393	415	438

NPL ratio
%

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Continental Europe	1.13	1.43	1.89	2.31	2.73	3.10

Santander Branch Network	0.87	1.33	1.92	2.58	3.14	3.50
Banesto	0.59	0.80	1.18	1.64	1.96	2.32
Santander Consumer Finance	3.15	3.49	3.87	4.18	4.64	5.14
Portugal	1.37	1.53	1.65	1.72	1.87	2.13

United Kingdom	0.66	0.70	0.76	1.04	1.25	1.54

Latin America	2.39	2.48	2.65	2.95	3.27	3.97

Brazil	3.20	3.24	3.35	3.58	3.65	4.64
Mexico	1.31	1.45	2.06	2.41	2.80	3.04
Chile	2.23	2.28	2.45	2.64	3.05	3.30

Sovereign					3.98	4.34

Operating Areas	1.21	1.41	1.71	2.02	2.45	2.80

Spain	0.84	1.08	1.50	1.95	2.40	2.72

NPL coverage
%

	31.03.08	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09
Continental Europe	159	129	109	90	81	75

Santander Branch Network	193	130	102	75	61	57
Banesto	269	202	146	106	85	73
Santander Consumer Finance	92	90	87	86	89	90
Portugal	107	93	82	77	71	65

United Kingdom	59	55	57	69	56	45

Latin America	130	123	116	108	107	97

Brazil	123	116	109	102	107	92
Mexico	175	158	134	132	128	122
Chile	109	111	111	102	95	94

Sovereign					66	67

Operating Areas	134	117	104	91	81	74

Spain	202	165	129	98	81	71

Spreads loans and deposits
%

	Q1 ’08	Q2 ’08	Q3 ’08	Q4 ’08	Q1 ’09	Q2 ’09
Santander Branch Network
Spread loans	1.38	1.39	1.43	1.70	2.21	2.26
Spread deposits	2.44	2.48	2.52	2.16	1.19	0.89

SUM	3.82	3.87	3.95	3.86	3.40	3.15

Retail Banking Banesto
Spread loans	1.37	1.42	1.45	1.53	1.90	1.94
Spread deposits	1.90	2.01	1.90	1.64	0.79	0.57

SUM	3.27	3.43	3.35	3.17	2.69	2.51

Santander Consumer Finance
Spread loans	3.78	3.76	3.85	4.03	4.32	4.61
Retail Banking Portugal
Spread loans	1.47	1.39	1.37	1.48	1.61	1.70
Spread deposits	1.96	1.94	1.90	1.57	0.74	0.45

SUM	3.43	3.33	3.27	3.05	2.35	2.15

Retail Banking United Kingdom
Spread loans	0.66	0.70	0.77	0.88	1.13	1.44
Spread deposits	1.34	1.25	1.24	1.14	0.91	0.78

SUM	2.00	1.95	2.01	2.02	2.04	2.22

Retail Banking Brazil
Spread loans	15.51	15.20	15.00	15.59	15.94	16.39
Spread deposits	1.25	1.24	1.29	1.28	1.07	1.04

SUM	16.76	16.44	16.29	16.87	17.01	17.43

Retail Banking Mexico
Spread loans	11.19	11.44	10.99	10.69	10.83	10.77
Spread deposits	3.52	3.46	3.71	3.58	3.36	2.58

SUM	14.71	14.90	14.70	14.27	14.19	13.35

Retail Banking Chile
Spread loans	5.33	5.45	5.24	5.35	5.90	5.89
Spread deposits	3.07	3.16	3.45	3.16	2.02	1.92

SUM	8.40	8.61	8.69	8.51	7.92	7.81

Risk-weighted assets
Million euros

	31.03.08*	30.06.08	30.09.08	31.12.08	31.03.09	30.06.09

Continental Europe	290,298	258,447	268,796	261,325	257,416	254,915

Santander Branch Network	104,095	74,794	76,310	74,700	74,533	76,810
Banesto	72,161	61,381	63,420	61,425	63,668	62,042
Santander Consumer	36,578	40,353	42,811	45,814	48,043	47,684
Portugal	24,388	25,105	25,581	26,270	25,198	23,338

United Kingdom**	87,282	63,804	67,350	86,168	82,668	86,654

Latin America	77,612	95,246	100,389	129,629	139,260	143,817

Brazil	23,701	35,780	36,833	70,033	73,736	79,226
Mexico	16,088	21,608	21,880	18,242	18,541	18,308
Chile	18,297	16,325	17,252	16,631	18,348	18,267
Sovereign					34,981	38,916

Operating Areas	455,191	417,497	436,535	477,122	514,325	524,302

Corporate Activities	58,489	48,362	36,360	36,891	31,763	35,119

Total	513,681	465,859	472,895	514,013	546,088	559,421

*	Data under BIS I rules

**	Incorporation of Alliance & Leicester in December 2008

NOTE:	Data at March, June and September 2008 don’t include Banco Real

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: July 31, 2009	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President